Key metrics
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	41	170	779	(76)	(95)	(91)	2,884	–
Basic earnings/(loss) per share (CHF)	0.02	0.08	0.46	(75)	(96)	(0.05)	1.68	–
Diluted earnings/(loss) per share (CHF)	0.02	0.08	0.44	(75)	(95)	(0.05)	1.64	–
Return on equity attributable to shareholders (%)	0.4	1.5	7.1	–	–	(0.3)	9.0	–
Effective tax rate (%)	83.3	10.6	9.7	–	–	(42.9)	28.6	–
Core Results (CHF million, except where indicated)
Net revenues	5,561	5,471	6,073	2	(8)	16,211	18,950	(14)
Provision for credit losses	50	9	89	456	(44)	94	154	(39)
Total operating expenses	4,437	4,504	4,357	(1)	2	13,316	13,447	(1)
Income before taxes	1,074	958	1,627	12	(34)	2,801	5,349	(48)
Cost/income ratio (%)	79.8	82.3	71.7	–	–	82.1	71.0	–
Assets under management and net new assets (CHF billion)
Assets under management	1,255.2	1,218.4	1,285.8	3.0	(2.4)	1,255.2	1,285.8	(2.4)
Net new assets	11.9	12.1	16.2	(1.7)	(26.5)	34.5	44.8	(23.0)
Balance sheet statistics (CHF million)
Total assets	806,711	821,164	858,420	(2)	(6)	806,711	858,420	(6)
Net loans	274,606	273,835	274,825	0	0	274,606	274,825	0
Total shareholders' equity	44,276	44,962	44,757	(2)	(1)	44,276	44,757	(1)
Tangible shareholders' equity	39,359	40,026	36,022	(2)	9	39,359	36,022	9
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	14.1	14.2	14.0	–	–	14.1	14.0	–
Look-through CET1 ratio (%)	12.0	11.8	10.2	–	–	12.0	10.2	–
Look-through CET1 leverage ratio (%)	3.4	3.3	2.8	–	–	3.4	2.8	–
Look-through Tier 1 leverage ratio (%)	4.6	4.4	3.9	–	–	4.6	3.9	–
Share information
Shares outstanding (million)	2,088.3	2,081.4	1,633.7	0	28	2,088.3	1,633.7	28
of which common shares issued	2,089.9	2,089.9	1,638.4	0	28	2,089.9	1,638.4	28
of which treasury shares	(1.6)	(8.5)	(4.7)	(81)	(66)	(1.6)	(4.7)	(66)
Book value per share (CHF)	21.20	21.60	27.40	(2)	(23)	21.20	27.40	(23)
Tangible book value per share (CHF)	18.85	19.23	22.05	(2)	(15)	18.85	22.05	(15)
Market capitalization (CHF million)	26,563	21,547	38,371	23	(31)	26,563	38,371	(31)
Number of employees (full-time equivalents)
Number of employees	47,690	47,180	48,090	1	(1)	47,690	48,090	(1)
See relevant tables for additional information on these metrics.

Financial Report 3Q16

Financial Report 3Q16
Message from the Chairman and the Chief Executive Officer
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

Message from the Chairman and the Chief Executive Officer

Dear shareholders
3Q16 was a period of continued progress for Credit Suisse. The Group and all operating divisions were profitable. We remained focused on implementing our strategy with discipline, delivering further reductions in cost as we lower our break-even point. Our client franchises across Swiss Universal Bank (SUB), Asia Pacific (APAC) and International Wealth Management (IWM) achieved a profitable quarter, with continued healthy net asset inflows at solid margins. Our advisory and underwriting teams in Investment Banking & Capital Markets (IBCM) stayed close to our clients during the quarter, gaining market share in key product areas. In Global Markets (GM), we had a second profitable quarter this year with notable strength in our Credit franchises. The Strategic Resolution Unit (SRU) achieved further reductions in risk-weighted assets (RWA) and leverage exposure as well as a significant reduction in adjusted* costs. This is an important source of capital for the Group, allowing resources to be reinvested in APAC, IWM, SUB and IBCM, where we expect to generate higher returns. We further strengthened our capital position with a CET1 ratio of 12.0% and CET1 leverage ratio of 3.4% on a look-through basis as of end-3Q16.
Financial performance
Credit Suisse reported net income attributable to shareholders of CHF 41 million and pre-tax income of CHF 222 million in 3Q16 (adjusted*: CHF 327 million). SUB, APAC and IWM were significant contributors to this result, generating combined adjusted* pre-tax income of CHF 847 million. They attracted net new assets (NNA) of CHF 9.2 billion in their wealth management businesses during the quarter and a total of CHF 30.9 billion since the beginning of 2016.
In our Swiss home market, where we offer expert service and advice to the full spectrum of clients, SUB delivered adjusted* pre-tax income of CHF 431 million in 3Q16. We made further progress in growing our Bank for Entrepreneurs, which combines our wealth management and corporate banking capabilities. More clients signed up to our Credit Suisse Invest offering, which drove mandates penetration of 29% at end-3Q16, an increase of 5 percentage points compared to 3Q15. Our investment bank in Switzerland maintained its leading market share in terms of announced mergers and acquisitions transactions1 and debt capital market deals2. Our Swiss legal entity Credit Suisse (Schweiz) AG is on track to start operations in November 2016. This important step will enhance the Group’s resolvability in accordance with regulatory requirements. The planned partial (20-30%) initial public offering of Credit Suisse (Schweiz) AG is scheduled to take place by end-2017, market conditions permitting3.
In APAC, we delivered adjusted* pre-tax income of CHF 175 million in 3Q16. Our integrated approach to serving ultra-high-net-worth-individuals (UHNWI) and entrepreneur clients has allowed us to grow revenues in APAC. We reported record assets under management of CHF 169 billion and NNA of CHF 4.6 billion at end-3Q16, driven by the quality and effectiveness of the integrated approach we take between wealth management and investment banking. The division achieved an annualized NNA growth rate of 12%. Our advisory and underwriting business ranked #1 in terms of share of wallet in Asia Pacific ex-Japan among international banks4 in 9M16.
In IWM, we delivered a robust performance in 3Q16 with adjusted* pre-tax income of CHF 241 million despite lower levels of client activity. In wealth management, we achieved strong NNA of CHF 4.4 billion, representing an annualized growth rate of 6%. Our growth initiatives, including the launch of the Strategic Client Partners unit with a dedicated coverage team, have allowed us to create further value for our UHNWI clients. In Asset Management, we had a strong quarter with asset inflows of CHF 5.0 billion, including notable contributions from emerging markets and fixed income products.
IBCM had a profitable quarter with adjusted* pre-tax income of USD 55 million. In Advisory, we continued to leverage the strength of our global franchise, with a number of marquee transactions exceeding USD 10 billion5 announced during 3Q16. Across our IBCM franchise, our global reach and the connectivity between teams is stronger than ever. This reflects our integrated approach to client coverage across our UHNWI, corporate and financial sponsor client base, combined with industry and financing capabilities.
GM was profitable with adjusted* pre-tax income of USD 150 million in 3Q16 in spite of a reduction of 16% of RWA and of 14% of revenues year on year. A number of our client franchises had a strong quarter compared to 3Q15, particularly in Credit.

Global Credit Products globally delivered its best third quarter performance since 2013 as our teams stayed close to clients across high yield and investment grade markets. This was offset by a weaker contribution from our equities businesses, particularly in equity derivatives and equities trading in Europe. In the US, our Equities franchise held up well and we maintained our strong positions with our core clients across Cash and Prime Services. We continue to make progress in creating operating leverage in GM and expect to approach our end-2018 cost target of USD 5.4 billion by end-2016. Our focus on costs played a key role in GM’s 3Q16 profitability.
The SRU continued to make progress in reducing costs and capital. Since 3Q15, RWA, leverage exposure and adjusted* operating costs were reduced by USD 20 billion, USD 78 billion and USD 310 million, respectively.
Improved capital position
We further improved our capital position and reported a look-through CET1 capital ratio of 12.0% at end-3Q16, compared to 11.8% at end-2Q16. The look-through CET1 leverage ratio was 3.4% at end-3Q16.
Outlook
We are delivering on our strategy and are maintaining a quality dialogue with our clients across wealth management and investment banking. Looking ahead, we expect market activity to continue to be influenced by geopolitical and macro-economic uncertainty over the next several quarters and the outlook to remain challenging. We believe that we are on the right path and are making progress on implementing our strategy. These efforts are driven by the hard work and dedication of our employees, whom we thank wholeheartedly for their relentless and daily efforts, and the support of our clients, who entrust us with their business, and of our shareholders around the globe.
Best regards
Urs Rohner                        Tidjane Thiam
Chairman of the                 Chief Executive Officer
Board of Directors
November 2016
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see Reconciliation of adjusted results” tables in I – Credit Suisse results.
1 Source: Thomson Securities, SDC Platinum, Credit Suisse.
2 Source: International Financial Review.
3 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
4 Source: Dealogic as of October 2016.
5 Source: Dealogic as of September 30, 2016.
Important information
When we refer to wealth management focused divisions throughout this document, we mean APAC, IWM and SUB. References to the “wealth management” businesses in APAC, IWM and SUB refer to those divisions’ Private Banking businesses.
When we refer to operating divisions throughout this document, we mean SUB, IWM, APAC, IBCM and GM.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Mandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We take a balanced approach to capture the wealth management opportunities in emerging markets, the largest of which is in the Asia Pacific region, while also serving key developed markets with an emphasis on Switzerland. Founded in 1856, we today have a global reach with operations in about 50 countries and 47,690 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our private banking business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals and retail clients. Our corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions.
International Wealth Management
The International Wealth Management division offers tailored financial solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America through its private banking business. The division’s footprint spans emerging economies as well as mature European markets and it has access to the broad spectrum of Credit Suisse’s global resources and capabilities. Our asset management business offers investment solutions and services globally to our private banking businesses and a wide range of other clients, including pension funds, governments, foundations and endowment funds, corporations and individuals.
Asia Pacific
The Asia Pacific division offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, drawing on Credit Suisse’s global resources. The division is well positioned to capture market opportunities in Asia Pacific, which is experiencing rapid wealth creation and where the number of ultra-high-net-worth individuals is growing. We offer institutional investors access to broader financial markets and differentiated product offerings.
Global Markets
The Global Markets division offers a broad range of equities and fixed income products and services and focuses on client-driven businesses and on supporting Credit Suisse’s private banking businesses and their clients. Our suite of products and services includes global securities sales, trading and execution services, prime brokerage, underwriting and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors – including pension funds and hedge funds – and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
During 3Q16, global economic indicators were generally positive in developed economies, and there were further signs of stabilization in major emerging markets. Global equity markets ended the quarter higher and world bank stocks outperformed. Government bond yields were mixed. The US dollar depreciated against the euro and Japanese yen.
Economic environment
Economic data in the US was mixed in 3Q16, as business surveys showed sentiment weakened and the strong recovery in retail sales that had taken place since the beginning of the year moderated. Sentiment among consumers and in the homebuilding sector remained at relatively high levels, and improvements in the labor market continued. Inflation stayed close to the rates seen during the first two quarters of the year. Eurozone economic data remained largely positive. Recent economic data for the UK indicated that to date the immediate economic impact of the UK referendum on continued EU membership has been relatively limited. Within emerging markets, major economies such as China and Brazil showed signs of stabilization.
The US Federal Reserve (Fed) left policy rates unchanged at its meetings in July and September. The European Central Bank (ECB) and the Swiss National Bank (SNB) also left their monetary policies on hold during the quarter. However, in August the Bank of England (BoE) announced significant additional measures to ease monetary policy by increasing the size of its asset purchase program and cutting the policy rate. The Bank of Japan announced a shift towards targeting specific yield levels and away from specifying the amounts of asset purchases, while the Reserve Bank of Australia again lowered interest rates. Among major emerging markets, only the Russian central bank lowered interest rates again, while those in China, India and Brazil left them unchanged.
Global equities appreciated in 3Q16 on the back of heightened expectations that central banks would continue to implement accommodative monetary policies (refer to the charts “Equity markets”). Among developed markets, UK and Japan equities outperformed global equity markets while Swiss and US equities lagged behind. UK equities mainly benefited from stabilizing commodity prices and a weaker British pound. Japanese equities gained from higher expectations of fiscal and monetary stimulus measures. Emerging markets outperformed developed markets, with Asia leading the outperformance driven by the stabilization of macroeconomic data in China. During the quarter, equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), remained low. However in September, volatility was higher due to an increased likelihood that the Fed would raise interest rates in the near term and concerns regarding the financial health of certain European banks (refer to the charts “Equity markets”). Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, remained largely unchanged throughout the quarter. The Credit Suisse Hedge Fund Index increased 1.7% in 3Q16.

After a decline in the first half of the year, government bond yields were trading lower in euros, higher in Swiss francs, and mixed in US dollars in 3Q16 (refer to the charts “Yield curves”). The yield movement was mainly a reflection of the positive risk environment following the UK referendum, with UK economic data remaining resilient. Nevertheless, government bond yields in British pounds declined, as market participants discounted the potential for monetary easing by the BoE following the UK referendum. High yield and emerging market bonds continued to perform well, with local currency bonds recording the best total returns on a US dollar unhedged basis. Among investment grade corporate bonds, the utility sector performed the best, benefiting from their longer term to maturity as credit spreads compressed. At the same time, the spread tightening was the most significant for industrials, which was also supported by the ECB corporate bond buying program (refer to the charts “Credit spreads”).
The US dollar depreciated slightly against the euro and Japanese yen in 3Q16 as the Fed kept its monetary policy unchanged. In this environment, currencies which offered some interest rate advantage such as the Australian and New Zealand dollar gained modestly. The Swiss franc traded within a narrow band against the euro. Despite some intermittent recoveries, the British pound was again the weakest currency among the G-10 countries in 3Q16. In emerging markets, the South African rand was the strongest currency, while the Mexican peso was the weakest currency.
Commodity prices, as reflected by the Credit Suisse Commodities Benchmark, decreased 1.8%. Energy markets had a volatile quarter and ended the quarter lower. Agriculture markets underperformed after an increase in autumn harvest estimates in response to good summer weather in key growing regions. Precious and industrial metals markets were less volatile and ended the quarter higher.

Market volumes (growth in %)
	Global			Europe
end of 3Q16	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	(16)	(24)		(17)	(28)
Announced mergers and acquisitions [2]	(4)	(24)		(9)	(24)
Completed mergers and acquisitions [2]	(3)	(17)		14	(14)
Equity underwriting [2]	2	22		(51)	(13)
Debt underwriting [2]	(5)	27		(11)	17
Syndicated lending – investment grade [2]	(23)	0	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 9M16 vs 9M15.
Sector environment
Bank equities in general outperformed global stocks in 3Q16, partially reversing their underperformance in the first half of 2016. European bank stocks outperformed world bank stocks (refer to the charts “Equity markets”).
In private banking, market conditions remained challenging in light of the political and economic uncertainty around the impact of the UK decision to leave the EU, the persistence of the low interest rate environment, the uncertainty concerning central banks’ monetary policies going forward and increased concerns about global growth. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes, tax regularization and anti-money laundering initiatives. In particular, regulatory requirements for investment advisory services continue to increase, including in the areas of client suitability and appropriateness of advice, information and documentation.
In investment banking, equity trading volumes decreased globally and in Europe compared to 2Q16 and 3Q15. Global announced mergers and acquisitions (M&A) and global completed M&A volumes also decreased compared to 2Q16 and 3Q15. European completed M&A volumes increased compared to 2Q16, but decreased compared to 3Q15. Global equity underwriting volumes were higher compared to 2Q16 and 3Q15, while European equity underwriting volumes were lower for both periods. Global and European debt underwriting volumes were lower compared to 2Q16 and higher compared to 3Q15. Compared to 2Q16, total US fixed income trading volumes were higher, mainly driven by an increase in mortgage-backed and corporate volumes, and higher compared to 3Q15, mainly driven by an increase in mortgage-backed, federal agency and corporate volumes.

Credit Suisse
In 3Q16, we recorded net income attributable to shareholders of CHF 41 million. Diluted earnings per share were CHF 0.02 and return on equity attributable to shareholders was 0.4%. As of the end of 3Q16, our BIS CET1 ratio was 12.0% on a look-through basis.
Results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net interest income	1,930	1,999	2,084	(3)	(7)	5,940	7,105	(16)
Commissions and fees	2,680	2,796	2,892	(4)	(7)	8,151	9,130	(11)
Trading revenues	232	94	801	147	(71)	55	2,689	(98)
Other revenues	554	219	208	153	166	996	663	50
Net revenues	5,396	5,108	5,985	6	(10)	15,142	19,587	(23)
Provision for credit losses	55	(28)	110	–	(50)	177	191	(7)
Compensation and benefits	2,674	2,734	2,507	(2)	7	7,890	8,397	(6)
General and administrative expenses	1,978	1,760	2,100	12	(6)	5,586	5,766	(3)
Commission expenses	322	352	416	(9)	(23)	1,061	1,214	(13)
Restructuring expenses	145	91	–	59	–	491	–	–
Total other operating expenses	2,445	2,203	2,516	11	(3)	7,138	6,980	2
Total operating expenses	5,119	4,937	5,023	4	2	15,028	15,377	(2)
Income/(loss) from continuing operations before taxes	222	199	852	12	(74)	(63)	4,019	–
Income tax expense	185	21	83	–	123	27	1,150	(98)
Net income/(loss)	37	178	769	(79)	(95)	(90)	2,869	–
Net income/(loss) attributable to noncontrolling interests	(4)	8	(10)	–	(60)	1	(15)	–
Net income/(loss) attributable to shareholders	41	170	779	(76)	(95)	(91)	2,884	–
Statement of operations metrics (%)
Return on regulatory capital	1.8	1.6	6.5	–	–	(0.2)	9.8	–
Cost/income ratio	94.9	96.7	83.9	–	–	99.2	78.5	–
Effective tax rate	83.3	10.6	9.7	–	–	(42.9)	28.6	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.02	0.08	0.46	(75)	(96)	(0.05)	1.68	–
Diluted earnings/(loss) per share	0.02	0.08	0.44	(75)	(95)	(0.05)	1.64	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	0.4	1.5	7.1	–	–	(0.3)	9.0	–
Return on tangible equity attributable to shareholders [1]	0.4	1.7	8.9	–	–	(0.3)	11.2	–
Balance sheet statistics (CHF million)
Total assets	806,711	821,164	858,420	(2)	(6)	806,711	858,420	(6)
Risk-weighted assets [2]	270,462	271,455	284,622	0	(5)	270,462	284,622	(5)
Leverage exposure [2]	948,744	966,548	1,044,869	(2)	(9)	948,744	1,044,869	(9)
Number of employees (full-time equivalents)
Number of employees	47,690	47,180	48,090	1	(1)	47,690	48,090	(1)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
In 3Q16, Credit Suisse reported net income attributable to shareholders of CHF 41 million compared to CHF 170 million in 2Q16 and CHF 779 million in 3Q15.
Net revenues of CHF 5,396 million increased 6% compared to 2Q16, primarily reflecting higher net revenues in Swiss Universal Bank, the Strategic Resolution Unit and Corporate Center, partially offset by lower net revenues in Global Markets. The increase in Swiss Universal Bank was mainly due to gains on the sale of real estate of CHF 346 million. The movement in net revenues in the Strategic Resolution Unit was primarily driven by lower negative valuation adjustments in the legacy investment banking portfolio and lower overall funding costs for the division. Net revenues in Corporate Center increased, primarily due to improved treasury results. The decrease in net revenues in Global Markets reflected a seasonal slowdown in client activity exacerbated by challenging market conditions, particularly in equities.
Net revenues decreased 10% compared to 3Q15, primarily reflecting lower net revenues in Corporate Center and Global Markets, partially offset by higher net revenues in Swiss Universal Bank mainly due to the gains on the sale of real estate. Net revenues in Corporate Center decreased, primarily driven by fair value gains from movements in own credit spreads in 3Q15, which, beginning in 1Q16, are no longer recorded in the consolidated income statement under US generally accepted accounting principles (US GAAP). Net revenues in Global Markets declined primarily due to challenging equity trading conditions in Europe, Middle East and Africa (EMEA). The movement in net revenues in the Strategic Resolution Unit was primarily driven by lower revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business, which was announced in October 2015, and lower negative valuation adjustments in the legacy investment banking portfolio.
Provision for credit losses of CHF 55 million primarily related to a net provision for credit losses of CHF 34 million in Asia Pacific and CHF 30 million in Swiss Universal Bank.
Total operating expenses of CHF 5,119 million increased 4% compared to 2Q16, reflecting a 12% increase in general and administrative expenses, including higher litigation provisions of CHF 357 million, mainly in connection with mortgage-related matters, and a 59% increase in restructuring expenses. These increases were partially offset by a 2% decrease in compensation and benefits, reflecting lower social security costs and lower salaries and variable compensation. We incurred CHF 145 million of restructuring expenses in 3Q16 in connection with our new strategy, of which CHF 123 million related to severance and other compensation expenses.
Total operating expenses increased 2% compared to 3Q15, reflecting a 7% increase in compensation and benefits, mainly due to higher discretionary compensation expenses, reflecting lower compensation accruals in 3Q15, and certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets, and the restructuring expenses in 3Q16, partially offset by a 6% decrease in general and administrative expenses, mainly due to lower professional services expenses.
Income tax expense of CHF 185 million recorded in 3Q16 mainly reflected the impact of the geographical mix of results, the impact of non-deductible litigation accruals, the provision increase for tax matters in Italy which have been resolved and the impact of a deferred tax asset re-assessment in Switzerland. Overall, net deferred tax assets increased CHF 164 million to CHF 6,435 million, mainly driven by earnings and the 3Q16 deferred tax asset re-assessment, partially offset by a decrease relating to the gains on the sale of real estate. Deferred tax assets on net operating losses increased CHF 362 million to CHF 2,956 million during 3Q16. The Credit Suisse effective tax rate was 83.3% in 3Q16, compared to 10.6% in 2Q16.
> Refer to “Note 23 – Tax” and “Note 31 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
3Q16 (CHF million)
Net revenues	1,667	1,081	917	1,357	467	72	5,561	(165)	5,396
Provision for credit losses	30	0	34	(5)	(9)	0	50	5	55
Compensation and benefits	474	513	413	642	313	185	2,540	134	2,674
Total other operating expenses	405	323	318	633	124	94	1,897	548	2,445
of which general and administrative expenses	320	256	224	466	109	89	1,464	514	1,978
of which restructuring expenses	19	15	23	52	15	0	124	21	145
Total operating expenses	879	836	731	1,275	437	279	4,437	682	5,119
Income/(loss) before taxes	758	245	152	87	39	(207)	1,074	(852)	222
Return on regulatory capital (%)	24.7	20.5	11.3	2.5	6.1	–	10.4	–	1.8
Cost/income ratio (%)	52.7	77.3	79.7	94.0	93.6	–	79.8	–	94.9
Total assets	222,164	86,457	93,079	245,492	19,931	62,007	729,130	77,581	806,711
Goodwill	607	1,532	1,500	457	629	0	4,725	0	4,725
Risk-weighted assets [1]	65,571	33,457	32,264	51,127	18,019	16,756	217,194	53,268	270,462
Leverage exposure [1]	246,254	88,899	108,495	286,694	44,240	59,154	833,736	115,008	948,744
2Q16 (CHF million)
Net revenues	1,337	1,145	911	1,630	543	(95)	5,471	(363)	5,108
Provision for credit losses	9	16	3	(17)	0	(2)	9	(37)	(28)
Compensation and benefits	490	540	419	778	308	37	2,572	162	2,734
Total other operating expenses	385	344	283	715	100	105	1,932	271	2,203
of which general and administrative expenses	309	266	203	543	108	101	1,530	230	1,760
of which restructuring expenses	4	15	10	50	(8)	0	71	20	91
Total operating expenses	875	884	702	1,493	408	142	4,504	433	4,937
Income/(loss) before taxes	453	245	206	154	135	(235)	958	(759)	199
Return on regulatory capital (%)	14.9	20.6	15.6	4.3	22.6	–	9.4	–	1.6
Cost/income ratio (%)	65.4	77.2	77.1	91.6	75.1	–	82.3	–	96.7
Total assets	224,866	90,156	92,194	239,419	22,064	54,407	723,106	98,058	821,164
Goodwill	609	1,540	1,505	459	632	0	4,745	0	4,745
Risk-weighted assets [1]	64,604	33,613	31,644	50,750	16,513	17,850	214,974	56,481	271,455
Leverage exposure [1]	245,108	95,442	107,595	279,099	43,756	51,743	822,743	143,805	966,548
3Q15 (CHF million)
Net revenues	1,364	1,093	885	1,579	400	752	6,073	(88)	5,985
Provision for credit losses	39	11	24	14	0	1	89	21	110
Compensation and benefits	469	489	404	536	228	76	2,202	305	2,507
Total other operating expenses	456	396	295	766	107	135	2,155	361	2,516
of which general and administrative expenses	387	335	207	625	106	121	1,781	319	2,100
Total operating expenses	925	885	699	1,302	335	211	4,357	666	5,023
Income/(loss) before taxes	400	197	162	263	65	540	1,627	(775)	852
Return on regulatory capital (%)	13.4	17.0	12.5	6.5	12.6	–	15.1	–	6.5
Cost/income ratio (%)	67.8	81.0	79.0	82.5	83.8	–	71.7	–	83.9
Total assets	214,239	88,592	86,995	263,634	12,847	85,898	752,205	106,215	858,420
Goodwill	606	1,558	2,259	3,095	1,008	0	8,526	0	8,526
Risk-weighted assets [1]	59,441	32,271	26,606	61,555	15,060	16,178	211,111	73,511	284,622
Leverage exposure [1]	234,406	93,818	100,402	306,069	35,694	82,745	853,134	191,735	1,044,869
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
9M16 (CHF million)
Net revenues	4,360	3,399	2,735	4,232	1,398	87	16,211	(1,069)	15,142
Provision for credit losses	45	14	15	1	20	(1)	94	83	177
Compensation and benefits	1,440	1,554	1,236	2,091	908	155	7,384	506	7,890
Total other operating expenses	1,232	1,041	862	2,097	358	342	5,932	1,206	7,138
of which general and administrative expenses	959	827	617	1,526	323	298	4,550	1,036	5,586
of which restructuring expenses	63	38	34	202	34	0	371	120	491
Total operating expenses	2,672	2,595	2,098	4,188	1,266	497	13,316	1,712	15,028
Income/(loss) before taxes	1,643	790	622	43	112	(409)	2,801	(2,864)	(63)
Return on regulatory capital (%)	18.0	22.2	15.9	0.4	6.4	–	9.1	–	(0.2)
Cost/income ratio (%)	61.3	76.3	76.7	99.0	90.6	–	82.1	–	99.2
9M15 (CHF million)
Net revenues	4,226	3,379	3,013	5,656	1,367	1,309	18,950	637	19,587
Provision for credit losses	95	12	32	14	0	1	154	37	191
Compensation and benefits	1,450	1,575	1,167	2,181	898	217	7,488	909	8,397
Total other operating expenses	1,370	1,045	820	2,080	306	338	5,959	1,021	6,980
of which general and administrative expenses	1,159	861	565	1,655	304	323	4,867	899	5,766
Total operating expenses	2,820	2,620	1,987	4,261	1,204	555	13,447	1,930	15,377
Income/(loss) before taxes	1,311	747	994	1,381	163	753	5,349	(1,330)	4,019
Return on regulatory capital (%)	14.3	21.7	23.0	11.0	11.6	–	16.2	–	9.8
Cost/income ratio (%)	66.7	77.5	65.9	75.3	88.1	–	71.0	–	78.5
Employees
Headcount at the end of 3Q16 was 47,690, an increase of 510 compared to 2Q16, primarily reflecting seasonal graduate hiring, business growth in Asia Pacific and International Wealth Management and increases relating to our risk management and compliance functions, partially offset by the impact of our cost efficiency initiatives.
Number of employees
end of	3Q16	2Q16	3Q15
Number of employees (full-time equivalents)
Swiss Universal Bank	13,440	13,280	13,230
International Wealth Management	10,350	10,010	9,620
Asia Pacific	7,140	7,020	6,390
Global Markets	11,680	11,620	11,800
Investment Banking & Capital Markets	2,910	2,800	2,790
Strategic Resolution Unit	1,840	2,050	3,820
Corporate Center	330	400	440
Number of employees	47,690	47,180	48,090
Regulatory capital
As of the end of 3Q16, our BIS CET1 ratio was 12.0% and our risk-weighted assets were CHF 270.5 billion, both on a look-through basis.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.
Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Corporate services and business support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate functions and the related costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
Certain reclassifications have been made to prior periods to conform to the current presentation.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown herein.
The calculation of divisional economic risk capital metrics and associated ratios under the new organization required certain additional assumptions and allocation methods which may not be required for future periods given the level of information then available.
> Refer to “Leverage metrics” and “Economic risk capital review” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and Risk management, respectively, for further information.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III common equity tier 1 (CET1) capital and leverage ratio.
Management changes
Effective September 6, 2016, Brian Chin was appointed to the Executive Board as CEO of Global Markets. Tim O’Hara stepped down from the Executive Board and his position as CEO of Global Markets.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 29 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 3Q16, 41% and 25% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 decreased CHF 5.0 billion to CHF 24.2 billion as of the end of 3Q16, primarily reflecting net transfers out of level 3, net settlements and net sales mainly in trading assets and loans.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 23.9 billion, compared to CHF 28.8 billion as of the end of 2Q16. As of the end of 3Q16, these assets comprised 3% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 9%, respectively, as of the end of 2Q16.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
3Q16 (CHF million)
Net revenues	1,667	1,081	917	1,357	467	72	5,561	(165)	5,396
Real estate gains	(346)	0	0	0	0	0	(346)	0	(346)
Net revenues adjusted	1,321	1,081	917	1,357	467	72	5,215	(165)	5,050
Provision for credit losses	30	0	34	(5)	(9)	0	50	5	55
Total operating expenses	879	836	731	1,275	437	279	4,437	682	5,119
Restructuring expenses	(19)	(15)	(23)	(52)	(15)	0	(124)	(21)	(145)
Major litigation provisions	0	19	0	(7)	0	0	12	(318)	(306)
Total operating expenses adjusted	860	840	708	1,216	422	279	4,325	343	4,668
Income/(loss) before taxes	758	245	152	87	39	(207)	1,074	(852)	222
Total adjustments	(327)	(4)	23	59	15	0	(234)	339	105
Adjusted income/(loss) before taxes	431	241	175	146	54	(207)	840	(513)	327
Adjusted return on regulatory capital (%)	14.0	20.1	12.9	4.1	8.6	–	8.1	–	2.7
2Q16 (CHF million)
Net revenues	1,337	1,145	911	1,630	543	(95)	5,471	(363)	5,108
Provision for credit losses	9	16	3	(17)	0	(2)	9	(37)	(28)
Total operating expenses	875	884	702	1,493	408	142	4,504	433	4,937
Restructuring expenses	(4)	(15)	(10)	(50)	8	0	(71)	(20)	(91)
Total operating expenses adjusted	871	869	692	1,443	416	142	4,433	413	4,846
Income/(loss) before taxes	453	245	206	154	135	(235)	958	(759)	199
Total adjustments	4	15	10	50	(8)	0	71	20	91
Adjusted income/(loss) before taxes	457	260	216	204	127	(235)	1,029	(739)	290
Adjusted return on regulatory capital (%)	15.0	21.9	16.4	5.8	21.1	–	10.1	–	2.4
3Q15 (CHF million)
Net revenues	1,364	1,093	885	1,579	400	752	6,073	(88)	5,985
Fair value on own debt	–	–	–	–	–	(623)	(623)	–	(623)
Net revenues adjusted	1,364	1,093	885	1,579	400	129	5,450	(88)	5,362
Provision for credit losses	39	11	24	14	0	1	89	21	110
Total operating expenses	925	885	699	1,302	335	211	4,357	666	5,023
Major litigation provisions	0	(50)	0	(127)	0	0	(177)	(26)	(203)
Total operating expenses adjusted	925	835	699	1,175	335	211	4,180	640	4,820
Income/(loss) before taxes	400	197	162	263	65	540	1,627	(775)	852
Total adjustments	0	50	0	127	0	(623)	(446)	26	(420)
Adjusted income/(loss) before taxes	400	247	162	390	65	(83)	1,181	(749)	432
Adjusted return on regulatory capital (%)	13.4	21.3	12.5	9.6	12.6	–	11.0	–	3.3
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjusted results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
9M16 (CHF million)
Net revenues	4,360	3,399	2,735	4,232	1,398	87	16,211	(1,069)	15,142
Real estate gains	(346)	0	0	0	0	0	(346)	0	(346)
Gains on business sales	0	0	0	0	0	52	52	4	56
Net revenues adjusted	4,014	3,399	2,735	4,232	1,398	139	15,917	(1,065)	14,852
Provision for credit losses	45	14	15	1	20	(1)	94	83	177
Total operating expenses	2,672	2,595	2,098	4,188	1,266	497	13,316	1,712	15,028
Restructuring expenses	(63)	(38)	(34)	(202)	(34)	0	(371)	(120)	(491)
Major litigation provisions	0	19	0	(7)	0	0	12	(318)	(306)
Total operating expenses adjusted	2,609	2,576	2,064	3,979	1,232	497	12,957	1,274	14,231
Income/(loss) before taxes	1,643	790	622	43	112	(409)	2,801	(2,864)	(63)
Total adjustments	(283)	19	34	209	34	52	65	442	507
Adjusted income/(loss) before taxes	1,360	809	656	252	146	(357)	2,866	(2,422)	444
Adjusted return on regulatory capital (%)	14.9	22.7	16.7	2.4	8.3	–	9.3	–	1.2
9M15 (CHF million)
Net revenues	4,226	3,379	3,013	5,656	1,367	1,309	18,950	637	19,587
Fair value on own debt	–	–	–	–	–	(995)	(995)	–	(995)
Real estate gains	(23)	0	0	0	0	0	(23)	0	(23)
Net revenues adjusted	4,203	3,379	3,013	5,656	1,367	314	17,932	637	18,569
Provision for credit losses	95	12	32	14	0	1	154	37	191
Total operating expenses	2,820	2,620	1,987	4,261	1,204	555	13,447	1,930	15,377
Major litigation provisions	0	(40)	0	(181)	0	0	(221)	(36)	(257)
Total operating expenses adjusted	2,820	2,580	1,987	4,080	1,204	555	13,226	1,894	15,120
Income/(loss) before taxes	1,311	747	994	1,381	163	753	5,349	(1,330)	4,019
Total adjustments	(23)	40	0	181	0	(995)	(797)	36	(761)
Adjusted income/(loss) before taxes	1,288	787	994	1,562	163	(242)	4,552	(1,294)	3,258
Adjusted return on regulatory capital (%)	14.1	22.8	23.0	12.4	11.6	–	13.8	–	8.0
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
Core Results
In 3Q16, Core Results net revenues of CHF 5,561 million increased 2% compared to 2Q16, primarily reflecting higher net revenues in Swiss Universal Bank and Corporate Center, partially offset by lower net revenues in Global Markets. Provision for credit losses was CHF 50 million, primarily reflecting net provisions of CHF 34 million in Asia Pacific and CHF 30 million in Swiss Universal Bank. Total operating expenses of CHF 4,437 million were stable compared to 2Q16. General and administrative expenses of CHF 1,464 million decreased 4%, primarily related to Global Markets. Compensation and benefits of CHF 2,540 million were stable compared to 2Q16, primarily due to decreases in Global Markets, International Wealth Management and Swiss Universal Bank, partially offset by an increase in Corporate Center. Restructuring expenses of CHF 124 million increased 75% compared to 2Q16 in connection with our new strategy.
Core Results net revenues decreased 8% compared to 3Q15, primarily reflecting lower net revenues in Corporate Center and Global Markets, partially offset by higher net revenues in Swiss Universal Bank. Total operating expenses increased 2% compared to 3Q15. Compensation and benefits increased 15%, primarily related to increases in Corporate Center, reflecting the deferred compensation retention awards, and in Global Markets and Investment Banking & Capital Markets, due to higher discretionary compensation expenses, reflecting lower compensation accruals in 3Q15. Total operating expenses in 3Q16 were also impacted by restructuring expenses of CHF 124 million. The increases in total operating expenses were largely offset by an 18% decrease in general and administrative expenses, primarily related to Global Markets, reflecting the absence of a CHF 127 million litigation expense in 3Q15 relating to a credit default swap settlement and reduced costs related to the division’s risk, regulatory and compliance infrastructure. The decline in general and administrative expenses also reflected decreases in International Wealth Management and Swiss Universal Bank.

Core Results by business activity
in	3Q16							2Q16	3Q15
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	1,160	789	346	–	–	–	2,295	1,988	1,945
of which net interest income	446	326	159	–	–	–	931	888	825
of which recurring	243	267	67	–	–	–	577	583	612
of which transaction-based	125	197	120	–	–	–	442	519	489
Provision for credit losses	13	0	38	–	–	–	51	25	49
Total operating expenses	603	593	242	–	–	–	1,438	1,438	1,467
Income before taxes	544	196	66	–	–	–	806	525	429
Related to corporate & institutional banking
Net revenues	507	–	–	–	–	–	507	497	507
of which net interest income	278	–	–	–	–	–	278	242	256
of which recurring	118	–	–	–	–	–	118	123	117
of which transaction-based	124	–	–	–	–	–	124	146	144
Provision for credit losses	17	–	–	–	–	–	17	2	25
Total operating expenses	276	–	–	–	–	–	276	293	286
Income before taxes	214	–	–	–	–	–	214	202	196
Related to investment banking
Net revenues	–	–	571	1,357	467	–	2,395	2,747	2,561
of which fixed income sales and trading	–	–	148	754	–	–	902	889	870
of which equity sales and trading	–	–	339	351	–	–	690	1,009	1,107
of which underwriting and advisory [1]	–	–	115	286	474	–	875	973	676
Provision for credit losses	–	–	(4)	(5)	(9)	–	(18)	(16)	14
Total operating expenses	–	–	489	1,275	437	–	2,201	2,358	2,126
Income before taxes	–	–	86	87	39	–	212	405	421
Related to asset management
Net revenues	–	292	–	–	–	–	292	334	308
Total operating expenses	–	243	–	–	–	–	243	273	267
Income before taxes	–	49	–	–	–	–	49	61	41
Related to corporate center
Net revenues	–	–	–	–	–	72	72	(95)	752
Provision for credit losses	–	–	–	–	–	0	0	(2)	1
Total operating expenses	–	–	–	–	–	279	279	142	211
Income/(loss) before taxes	–	–	–	–	–	(207)	(207)	(235)	540
Total
Net revenues	1,667	1,081	917	1,357	467	72	5,561	5,471	6,073
Provision for credit losses	30	0	34	(5)	(9)	0	50	9	89
Total operating expenses	879	836	731	1,275	437	279	4,437	4,504	4,357
Income/(loss) before taxes	758	245	152	87	39	(207)	1,074	958	1,627
1
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in I – Credit Suisse results – Investment Banking & Capital Markets for further information.

Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to support the realization of our strategic objectives, increase the resilience of the Group and meet developing and future regulatory requirements has continued to progress.
– On July 1, 2016, Credit Suisse Holdings (USA), Inc. was fully established as our Intermediate Holding Company (IHC), in line with regulatory requirements. The IHC went live with the requisite capital, liquidity, infrastructure and governance, including its newly established board of directors;
– Credit Suisse registered a new Swiss legal entity under the name Credit Suisse (Schweiz) AG in 2015. This new legal entity is a wholly-owned subsidiary of Credit Suisse AG. It will assume and service Credit Suisse AG’s clients of Swiss Universal Bank and will include the majority of that division’s employees and those parts of the corporate functions that primarily serve Swiss Universal Bank within Credit Suisse AG and will not be outsourced to other Group entities. Credit Suisse (Schweiz) AG was established to support the realization of the Group’s strategic objectives, to further increase its resilience and to meet developing and future regulatory requirements. The entity received its banking license as of October 14, 2016, and is expected to start its business operations as an independent Swiss bank on November 20, 2016. As licensed Swiss banks, both Credit Suisse AG and Credit Suisse (Schweiz) AG will be subject to the same rules and standards regarding client protection, asset segregation and Swiss banking confidentiality. In line with our strategy, we are also planning a partial initial public offering (IPO) of Credit Suisse (Schweiz) AG by the end of 2017, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
> Refer to “Evolution of legal entity program” in II – Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2015 for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On July 4, 2016, the European Commission (EC) published an implementing decision on the equivalence of US designated contract markets (DCM) in the Official Journal of the EU. The decision states that, for the purpose of Article 2(7) of the European Market Infrastructure Regulation (EMIR), the US Commodity Futures Trading Commission (CFTC) designated boards of trade will be considered “equivalent” to EU regulated markets. Accordingly, any derivatives contract executed on a US DCM will not be considered an “over-the-counter (OTC) contract”, and so will not be subject to the EMIR central clearing requirements. The implementing decision came into force on July 23, 2016.
On July 6, 2016, the Fed provided its final of three one-year extensions for the conformance of pre-2014 “legacy” investments in, and bank relationships with, certain private funds, extending the deadline to July 21, 2017.
On July 14 and 28, 2016, the EC adopted nine delegated regulations setting various regulatory and technical standards (RTS) in relation to certain provisions of the Markets in Financial Instruments Directive (MiFID II) and the revised Markets in Financial Instruments Regulation (MiFIR). The RTS regulations will now be considered by the European Council and European Parliament and are expected to apply from January 3, 2018, the day on which MiFIR and MiFID II enter into force. On July 15, 2016, the European Parliament stated that it did not object to the proposed delegated directive supplementing MiFID II, which will come into force 20 days after publication in the Official Journal of the EU.
On September 28, 2016, the CFTC adopted rule amendments that will expand mandatory clearing requirements to include certain interest rate swaps and derivatives denominated in Australian, Canadian, Hong Kong, Mexican, Norwegian, Polish, Singapore, Swedish and Swiss currencies, which will take effect over the course of the end of 2016 through 2018. In addition, these swaps and derivatives may potentially become subject to mandatory exchange trading in the US. To the extent other jurisdictions have not adopted similarly broad clearing requirements and mandatory trading requirements, these rules could fragment interest rate swap liquidity, making it more expensive for Credit Suisse to trade in those markets.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2015 for further information and “Regulatory developments and proposals” and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and Liquidity and funding management, respectively, for further information.

Swiss Universal Bank
In 3Q16, we reported income before taxes of CHF 758 million and net revenues of CHF 1,667 million. Income before taxes was CHF 305 million higher compared to 2Q16 and CHF 358 million higher compared to 3Q15.
results summary
3Q16 results
In 3Q16, we reported income before taxes of CHF 758 million and net revenues of CHF 1,667 million. Compared to 2Q16, net revenues were 25% higher, mainly due to gains on the sale of real estate of CHF 346 million and higher net interest income partly offset by lower transaction-based revenues. Total operating expenses were stable compared to 2Q16, primarily reflecting higher restructuring expenses and higher general and administrative expenses, offset by slightly lower compensation and benefits.
Compared to 3Q15, net revenues were 22% higher, mainly due to the gains on the sale of real estate and slightly higher net interest income, partially offset by lower transaction-based revenues and slightly lower recurring commissions and fees. Total operating expenses decreased 5% compared to 3Q15, reflecting lower general and administrative expenses, partially offset by restructuring expenses in 3Q16.
Adjusted income before taxes of CHF 431 million was 6% lower compared to 2Q16 and 8% higher compared to 3Q15.
Capital and leverage metrics
As of the end of 3Q16, we reported risk-weighted assets of CHF 65.6 billion, an increase of CHF 1.0 billion compared to the end of 2Q16, driven by methodology changes and business growth. Leverage exposure was CHF 246.3 billion, reflecting an increase of CHF 1.1 billion compared to the end of 2Q16, driven by business growth and an increase in the volume of transactions in the quarter, partially offset by lower high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	1,667	1,337	1,364	25	22	4,360	4,226	3
Provision for credit losses	30	9	39	233	(23)	45	95	(53)
Compensation and benefits	474	490	469	(3)	1	1,440	1,450	(1)
General and administrative expenses	320	309	387	4	(17)	959	1,159	(17)
Commission expenses	66	72	69	(8)	(4)	210	211	0
Restructuring expenses	19	4	–	375	–	63	–	–
Total other operating expenses	405	385	456	5	(11)	1,232	1,370	(10)
Total operating expenses	879	875	925	0	(5)	2,672	2,820	(5)
Income before taxes	758	453	400	67	90	1,643	1,311	25
Statement of operations metrics (%)
Return on regulatory capital	24.7	14.9	13.4	–	–	18.0	14.3	–
Cost/income ratio	52.7	65.4	67.8	–	–	61.3	66.7	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,649	5,530	4,871	2	16	5,507	5,090	8
Pre-tax return on average economic risk capital (%) [1]	53.7	32.8	33.0	–	–	39.8	34.5	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,440	13,280	13,230	1	2	13,440	13,230	2
Number of relationship managers	1,980	2,000	2,040	(1)	(3)	1,980	2,040	(3)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Net revenue detail (CHF million)
Private Banking	1,160	840	857	38	35	2,846	2,733	4
Corporate & Institutional Banking	507	497	507	2	0	1,514	1,493	1
Net revenues	1,667	1,337	1,364	25	22	4,360	4,226	3
Net revenue detail (CHF million)
Net interest income	724	683	708	6	2	2,139	2,004	7
Recurring commissions and fees	361	363	372	(1)	(3)	1,068	1,196	(11)
Transaction-based revenues	249	305	295	(18)	(16)	842	1,026	(18)
Other revenues	333	(14)	(11)	–	–	311	0	–
Net revenues	1,667	1,337	1,364	25	22	4,360	4,226	3
Provision for credit losses (CHF million)
New provisions	45	33	57	36	(21)	104	145	(28)
Releases of provisions	(15)	(24)	(18)	(38)	(17)	(59)	(50)	18
Provision for credit losses	30	9	39	233	(23)	45	95	(53)
Balance sheet statistics (CHF million)
Total assets	222,164	224,866	214,239	(1)	4	222,164	214,239	4
Net loans	166,910	164,661	162,621	1	3	166,910	162,621	3
Risk-weighted assets	65,571	64,604	59,441	1	10	65,571	59,441	10
Leverage exposure	246,254	245,108	234,406	0	5	246,254	234,406	5
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Adjusted results (CHF million)
Net revenues	1,160	840	857	507	497	507	1,667	1,337	1,364
Real estate gains	(346)	0	0	0	0	0	(346)	0	0
Adjusted net revenues	814	840	857	507	497	507	1,321	1,337	1,364
Provision for credit losses	13	7	14	17	2	25	30	9	39
Total operating expenses	603	582	639	276	293	286	879	875	925
Restructuring expenses	(16)	(3)	–	(3)	(1)	–	(19)	(4)	–
Adjusted total operating expenses	587	579	639	273	292	286	860	871	925
Income before taxes	544	251	204	214	202	196	758	453	400
Total adjustments	(330)	3	0	3	1	0	(327)	4	0
Adjusted income before taxes	214	254	204	217	203	196	431	457	400
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	14.0	15.0	13.4
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Corporate & Institutional Banking		Swiss Universal Bank
in	9M16	9M15	9M16	9M15	9M16	9M15
Adjusted results (CHF million)
Net revenues	2,846	2,733	1,514	1,493	4,360	4,226
Real estate gains	(346)	(23)	0	0	(346)	(23)
Adjusted net revenues	2,500	2,710	1,514	1,493	4,014	4,203
Provision for credit losses	29	35	16	60	45	95
Total operating expenses	1,817	1,988	855	832	2,672	2,820
Restructuring expenses	(54)	–	(9)	–	(63)	–
Adjusted total operating expenses	1,763	1,988	846	832	2,609	2,820
Income before taxes	1,000	710	643	601	1,643	1,311
Total adjustments	(292)	(23)	9	0	(283)	(23)
Adjusted income before taxes	708	687	652	601	1,360	1,288
Adjusted return on regulatory capital (%)	–	–	–	–	14.9	14.1
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.
Private Banking
Results
Income before taxes of CHF 544 million was significantly higher compared to 2Q16, reflecting higher net revenues, partially offset by higher total operating expenses. Compared to 3Q15, income before taxes increased significantly, reflecting higher net revenues and lower total operating expenses. Adjusted income before taxes of CHF 214 million decreased 16% compared to 2Q16 and increased 5% compared to 3Q15.
Net revenues
Compared to 2Q16, net revenues of CHF 1,160 million were 38% higher due to the gains on the sale of real estate of CHF 346 million reflected in other revenues. Transaction-based revenues of CHF 125 million were 21% lower primarily due to lower equity participations income, driven by higher revenues in 2Q16 from the proceeds from the sale of our equity stake in Visa Europe Ltd. to Visa Inc. and a regular dividend from our ownership interest in SIX Group AG. Recurring commissions and fees of CHF 243 million were stable. Net interest income was stable at CHF 446 million with stable loan margins on slightly higher average loan volumes and slightly higher deposit margins on stable average deposit volumes. Adjusted net revenues of CHF 814 million were slightly lower compared to 2Q16.
Compared to 3Q15, net revenues increased 35%, reflecting the gains on the sale of real estate in 3Q16. Transaction-based revenues decreased 17% with lower brokerage and product issuing fees, lower fees from foreign exchange client business and lower sales and trading revenues. Recurring commissions and fees decreased 5%, primarily reflecting lower investment product management fees. Net interest income was stable with lower deposit margins on stable average deposit volumes, offset by improved loan margins on stable average loan volumes. Adjusted net revenues decreased 5% compared to 3Q15.
Provision for credit losses
The Private Banking loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 3Q16, Private Banking recorded provision for credit losses of CHF 13 million compared to CHF 7 million in 2Q16 and CHF 14 million in 3Q15. The provision was primarily related to our consumer finance business.

Results - Private Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	1,160	840	857	38	35	2,846	2,733	4
Provision for credit losses	13	7	14	86	(7)	29	35	(17)
Compensation and benefits	312	308	302	1	3	934	959	(3)
General and administrative expenses	233	224	291	4	(20)	693	886	(22)
Commission expenses	42	47	46	(11)	(9)	136	143	(5)
Restructuring expenses	16	3	–	433	–	54	–	–
Total other operating expenses	291	274	337	6	(14)	883	1,029	(14)
Total operating expenses	603	582	639	4	(6)	1,817	1,988	(9)
Income before taxes	544	251	204	117	167	1,000	710	41
Statement of operations metrics (%)
Cost/income ratio	52.0	69.3	74.6	–	–	63.8	72.7	–
Net revenue detail (CHF million)
Net interest income	446	441	452	1	(1)	1,347	1,305	3
Recurring commissions and fees	243	240	255	1	(5)	718	845	(15)
Transaction-based revenues	125	159	151	(21)	(17)	433	561	(23)
Other revenues	346	0	(1)	–	–	348	22	–
Net revenues	1,160	840	857	38	35	2,846	2,733	4
Margins on assets under management (annualized) (bp)
Gross margin [1]	191	140	141	–	–	158	145	–
Net margin [2]	89	42	34	–	–	55	38	–
Number of relationship managers
Number of relationship managers	1,500	1,530	1,570	(2)	(4)	1,500	1,570	(4)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 2Q16, total operating expenses of CHF 603 million increased 4%, primarily reflecting higher restructuring expenses and higher general and administrative expenses. General and administrative expenses of CHF 233 million increased 4% primarily due to higher allocated corporate function costs. Compensation and benefits of CHF 312 million were stable compared to 2Q16, primarily reflecting lower discretionary compensation expenses and slightly lower salary expenses, offset by higher allocated corporate function costs. Adjusted total operating expenses of CHF 587 million were stable compared to 2Q16.
Compared to 3Q15, total operating expenses were 6% lower, despite investments in regulatory and compliance functions, reflecting lower general and administrative expenses, partly offset by restructuring expenses in 3Q16. General and administrative expenses decreased 20%, primarily reflecting decreased allocated corporate function costs. Compensation and benefits were slightly higher, reflecting higher allocated corporate function costs and higher salary expenses, partially offset by lower pension expenses and lower deferred compensation expenses from prior-year awards. Adjusted total operating expenses were 8% lower compared to 3Q15.
margins
Gross margin
Our gross margin was 191 basis points in 3Q16, 51 basis points higher compared to 2Q16, mainly reflecting the gains on the sale of real estate on stable average assets under management. Compared to 3Q15, our gross margin was 50 basis points higher, primarily due to the gains on the sale of real estate on stable average assets under management. On the basis of adjusted net revenues, our gross margin was 134 basis points in 3Q16, six basis points lower compared to 2Q16 and seven basis points lower compared to 3Q15.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 89 basis points in 3Q16, 47 basis points higher compared to 2Q16, mainly due to the gains on the sale of real estate, partially offset by higher total operating expenses. Compared to 3Q15, our net margin was 55 basis points higher, primarily reflecting the gains on the sale of real estate in 3Q16. On the basis of adjusted income before taxes, our net margin was 35 basis points in 3Q16, seven basis points lower compared to 2Q16 and one basis point higher compared to 3Q15.

Assets under management
As of the end of 3Q16, assets under management of CHF 244.5 billion were CHF 3.1 billion higher compared to the end of 2Q16, mainly driven by favorable market movements. Net new assets of CHF 0.2 billion were negatively impacted by terminated relationships with certain external asset managers and the regularization of client assets.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Assets under management (CHF billion)
Assets under management	244.5	241.4	237.1	1.3	3.1	244.5	237.1	3.1
Average assets under management	243.2	240.8	243.4	1.0	(0.1)	240.7	251.0	(4.1)
Assets under management by currency (CHF billion)
USD	41.6	40.8	41.0	2.0	1.5	41.6	41.0	1.5
EUR	36.8	36.7	30.7	0.3	19.9	36.8	30.7	19.9
CHF	154.6	152.5	150.1	1.4	3.0	154.6	150.1	3.0
Other	11.5	11.4	15.3	0.9	(24.8)	11.5	15.3	(24.8)
Assets under management	244.5	241.4	237.1	1.3	3.1	244.5	237.1	3.1
Growth in assets under management (CHF billion)
Net new assets	0.2	0.9	3.1	–	–	1.8	6.1	–
Other effects	2.9	4.4	(19.6)	–	–	1.7	(27.6)	–
of which market movements	3.7	3.3	(8.0)	–	–	2.4	(7.5)	–
of which foreign exchange	(0.1)	0.1	3.4	–	–	(1.3)	(4.3)	–
of which other	(0.7)	1.0	(15.0)	–	–	0.6	(15.8)	–
Growth in assets under management	3.1	5.3	(16.5)	–	–	3.5	(21.5)	–
Growth in assets under management (annualized) (%)
Net new assets	0.3	1.5	4.9	–	–	1.0	3.1	–
Other effects	4.9	7.5	(30.9)	–	–	0.9	(14.2)	–
Growth in assets under management (annualized)	5.2	9.0	(26.0)	–	–	1.9	(11.1)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(0.5)	0.7	2.4	–	–	–	–	–
Other effects	3.6	(5.5)	(10.5)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	3.1	(4.8)	(8.1)	–	–	–	–	–
Corporate & institutional Banking
Results
Income before taxes of CHF 214 million increased 6% compared to 2Q16, driven by lower total operating expenses and slightly higher net revenues, partially offset by higher provision for credit losses. Compared to 3Q15, income before taxes was 9% higher, reflecting slightly lower total operating expenses and lower provision for credit losses. Adjusted income before taxes of CHF 217 million increased 7% and 11% compared to 2Q16 and 3Q15, respectively.
Net revenues
Compared to 2Q16, net revenues of CHF 507 million were slightly higher with higher net interest income, partially offset by lower transaction-based revenues. Net interest income of CHF 278 million increased 15%, mainly driven by provisions taken in 2Q16 relating to interest rate swaps. Transaction-based revenues of CHF 124 million were 15% lower, mainly due to lower sales and trading revenues, lower revenues from our Swiss investment banking business, lower fees from foreign exchange client business and higher revenues in 2Q16 from a regular dividend from SIX Group. Recurring commissions and fees were CHF 118 million, 4% lower due to decreased investment product management fees.
Compared to 3Q15, net revenues were stable, with higher net interest income offset by lower transaction-based revenues. Net interest income increased 9%, driven by slightly improved loan margins on stable average loan volumes and improved deposit margins on decreased average deposit volumes. Transaction-based revenues decreased 14% with lower sales and trading revenues, decreased corporate advisory fees and lower fees from foreign exchange client business. Recurring commissions and fees were stable.

Results – Corporate & Institutional Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	507	497	507	2	0	1,514	1,493	1
Provision for credit losses	17	2	25	–	(32)	16	60	(73)
Compensation and benefits	162	182	167	(11)	(3)	506	491	3
General and administrative expenses	87	85	96	2	(9)	266	273	(3)
Commission expenses	24	25	23	(4)	4	74	68	9
Restructuring expenses	3	1	–	200	–	9	–	–
Total other operating expenses	114	111	119	3	(4)	349	341	2
Total operating expenses	276	293	286	(6)	(3)	855	832	3
Income before taxes	214	202	196	6	9	643	601	7
Statement of operations metrics (%)
Cost/income ratio	54.4	59.0	56.4	–	–	56.5	55.7	–
Net revenue detail (CHF million)
Net interest income	278	242	256	15	9	792	699	13
Recurring commissions and fees	118	123	117	(4)	1	350	351	0
Transaction-based revenues	124	146	144	(15)	(14)	409	465	(12)
Other revenues	(13)	(14)	(10)	(7)	30	(37)	(22)	68
Net revenues	507	497	507	2	0	1,514	1,493	1
Number of relationship managers
Number of relationship managers	480	470	470	2	2	480	470	2
Provision for credit losses
The Corporate & Institutional Banking loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
In 3Q16, Corporate & Institutional Banking recorded provision for credit losses of CHF 17 million compared to CHF 2 million in 2Q16 and CHF 25 million in 3Q15. The increase compared to 2Q16 reflected several individual cases.
Total operating expenses
Compared to 2Q16, total operating expenses of CHF 276 million were 6% lower, primarily reflecting lower compensation and benefits. Compensation and benefits of CHF 162 million decreased 11%, driven by lower allocated corporate function costs and lower discretionary compensation expenses. General and administrative expenses of CHF 87 million increased slightly due to higher litigation provisions.
Compared to 3Q15, total operating expenses were slightly lower, driven by lower general and administrative expenses and slightly lower compensation and benefits. General and administrative expenses decreased 9% with lower allocated corporate function costs partly offset by higher professional services fees. Compensation and benefits were slightly lower mainly due to lower allocated corporate function costs, partially offset by higher discretionary compensation and salary expenses.
Assets under management
As of the end of 3Q16, assets under management of CHF 284.6 billion were CHF 3.7 billion higher compared to the end of 2Q16, driven by favorable market movements, partially offset by net asset outflows of CHF 1.2 billion from a small number of individual cases.

International Wealth Management
In 3Q16, we reported income before taxes of CHF 245 million and net revenues of CHF 1,081 million.
Results summary
3Q16 results
In 3Q16, we reported income before taxes of CHF 245 million and net revenues of CHF 1,081 million. Compared to 2Q16, net revenues decreased 6% due to lower transaction- and performance-based revenues in Private Banking, including seasonally lower client activity and lower sales and trading revenues, and lower investment and partnership income in Asset Management in 3Q16. This decrease was partially offset by higher net interest income. Provision for credit losses was zero, a decrease of CHF 16 million. Total operating expenses were 5% lower compared to 2Q16, mainly driven by lower compensation and benefits and lower general and administrative expenses.
Net revenues were stable compared to 3Q15, reflecting higher net interest income and higher investment-related gains in 3Q16 reflected in other revenues, offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Provision for credit losses was zero, a decrease of CHF 11 million. Total operating expenses were 6% lower as lower general and administrative expenses were partially offset by higher compensation and benefits and restructuring expenses.
Adjusted income before taxes of CHF 241 million decreased 7% and 2% compared to 2Q16 and 3Q15, respectively.
Capital and leverage metrics
As of the end of 3Q16, we reported risk-weighted assets of CHF 33.5 billion, a decrease of CHF 0.2 billion compared to the end of 2Q16. Leverage exposure was CHF 88.9 billion, reflecting a decrease of CHF 6.5 billion compared to the end of 2Q16, driven by decreased HQLA balances associated with funding requirements.
Divisional results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	1,081	1,145	1,093	(6)	(1)	3,399	3,379	1
Provision for credit losses	0	16	11	(100)	(100)	14	12	17
Compensation and benefits	513	540	489	(5)	5	1,554	1,575	(1)
General and administrative expenses	256	266	335	(4)	(24)	827	861	(4)
Commission expenses	52	63	61	(17)	(15)	176	184	(4)
Restructuring expenses	15	15	–	0	–	38	–	–
Total other operating expenses	323	344	396	(6)	(18)	1,041	1,045	0
Total operating expenses	836	884	885	(5)	(6)	2,595	2,620	(1)
Income before taxes	245	245	197	0	24	790	747	6
Statement of operations metrics (%)
Return on regulatory capital	20.5	20.6	17.0	–	–	22.2	21.7	–
Cost/income ratio	77.3	77.2	81.0	–	–	76.3	77.5	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,958	3,751	3,196	6	24	3,777	3,243	16
Pre-tax return on average economic risk capital (%) [1]	25.8	27.2	25.5	–	–	28.9	31.6	–
Number of employees (full-time equivalents)
Number of employees	10,350	10,010	9,620	3	8	10,350	9,620	8
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Net revenue detail (CHF million)
Private Banking	789	811	785	(3)	1	2,453	2,416	2
Asset Management	292	334	308	(13)	(5)	946	963	(2)
Net revenues	1,081	1,145	1,093	(6)	(1)	3,399	3,379	1
Net revenue detail (CHF million)
Net interest income	326	304	259	7	26	955	731	31
Recurring commissions and fees	471	477	496	(1)	(5)	1,425	1,471	(3)
Transaction- and performance-based revenues	291	340	371	(14)	(22)	1,024	1,208	(15)
Other revenues	(7)	24	(33)	–	(79)	(5)	(31)	(84)
Net revenues	1,081	1,145	1,093	(6)	(1)	3,399	3,379	1
Provision for credit losses (CHF million)
New provisions	14	19	14	(26)	0	35	20	75
Releases of provisions	(14)	(3)	(3)	367	367	(21)	(8)	163
Provision for credit losses	0	16	11	(100)	(100)	14	12	17
Balance sheet statistics (CHF million)
Total assets	86,457	90,156	88,592	(4)	(2)	86,457	88,592	(2)
Net loans	42,942	43,059	41,000	0	5	42,942	41,000	5
Risk-weighted assets	33,457	33,613	32,271	0	4	33,457	32,271	4
Leverage exposure	88,899	95,442	93,818	(7)	(5)	88,899	93,818	(5)
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Adjusted results (CHF million)
Net revenues	789	811	785	292	334	308	1,081	1,145	1,093
Provision for credit losses	0	16	11	0	0	0	0	16	11
Total operating expenses	593	611	618	243	273	267	836	884	885
Restructuring expenses	(13)	(13)	–	(2)	(2)	–	(15)	(15)	–
Major litigation provisions	19	0	(50)	0	0	0	19	0	(50)
Adjusted total operating expenses	599	598	568	241	271	267	840	869	835
Income before taxes	196	184	156	49	61	41	245	245	197
Total adjustments	(6)	13	50	2	2	0	(4)	15	50
Adjusted income before taxes	190	197	206	51	63	41	241	260	247
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	20.1	21.9	21.3
	Private Banking		Asset Management		International Wealth Management
in	9M16	9M15	9M16	9M15	9M16	9M15
Adjusted results (CHF million)
Net revenues	2,453	2,416	946	963	3,399	3,379
Provision for credit losses	14	12	0	0	14	12
Total operating expenses	1,826	1,804	769	816	2,595	2,620
Restructuring expenses	(36)	–	(2)	–	(38)	–
Major litigation provisions	19	(40)	0	0	19	(40)
Adjusted total operating expenses	1,809	1,764	767	816	2,576	2,580
Income before taxes	613	600	177	147	790	747
Total adjustments	17	40	2	0	19	40
Adjusted income before taxes	630	640	179	147	809	787
Adjusted return on regulatory capital (%)	–	–	–	–	22.7	22.8
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.

Private Banking
Results
Income before taxes of CHF 196 million increased 7% compared to 2Q16 reflecting slightly lower total operating expenses and lower provision for credit losses, partially offset by slightly lower net revenues. Compared to 3Q15, income before taxes increased 26% mainly due to lower total operating expenses and lower provision for credit losses. Adjusted income before taxes of CHF 190 million decreased 4% and 8% compared to 2Q16 and 3Q15, respectively.
Net revenues
Compared to 2Q16, net revenues of CHF 789 million were slightly lower, with a decline in transaction- and performance-based revenues, partially offset by higher net interest income. Transaction- and performance-based revenues of CHF 197 million decreased 17%, mainly driven by lower sales and trading revenues, an absence of equity participations income as 2Q16 included a regular dividend from SIX Group, lower fees from foreign exchange client business and lower brokerage and product issuing fees. Recurring commissions and fees of CHF 267 million were slightly lower mainly due to lower investment product management fees. Net interest income of CHF 326 million increased 7%, reflecting stable loan margins on slightly higher average loan volumes and higher deposit margins on stable average deposit volumes.
Compared to 3Q15, net revenues were stable, with higher net interest income offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Net interest income increased 26%, primarily reflecting higher loan margins on higher average loan volumes and higher deposit margins on slightly higher average deposit volumes. Transaction- and performance-based revenues decreased 16%, driven by lower corporate advisory fees related to integrated solutions, lower fees from foreign exchange client business and lower brokerage and product issuing fees. Recurring commissions and fees decreased 9%, mainly due to a decline in banking services fees and lower security account and custody services fees.
Results – Private Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	789	811	785	(3)	1	2,453	2,416	2
Provision for credit losses	0	16	11	(100)	(100)	14	12	17
Compensation and benefits	369	363	332	2	11	1,081	1,072	1
General and administrative expenses	173	191	241	(9)	(28)	585	595	(2)
Commission expenses	38	44	45	(14)	(16)	124	137	(9)
Restructuring expenses	13	13	–	0	–	36	–	–
Total other operating expenses	224	248	286	(10)	(22)	745	732	2
Total operating expenses	593	611	618	(3)	(4)	1,826	1,804	1
Income before taxes	196	184	156	7	26	613	600	2
Statement of operations metrics (%)
Cost/income ratio	75.2	75.3	78.7	–	–	74.4	74.7	–
Net revenue detail (CHF million)
Net interest income	326	304	259	7	26	955	731	31
Recurring commissions and fees	267	273	292	(2)	(9)	816	878	(7)
Transaction- and performance-based revenues	197	236	235	(17)	(16)	687	809	(15)
Other revenues	(1)	(2)	(1)	(50)	0	(5)	(2)	150
Net revenues	789	811	785	(3)	1	2,453	2,416	2
Margins on assets under management (annualized) (bp)
Gross margin [1]	104	110	106	–	–	111	106	–
Net margin [2]	26	25	21	–	–	28	26	–
Number of relationship managers
Number of relationship managers	1,160	1,170	1,190	(1)	(3)	1,160	1,190	(3)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
In 3Q16, provision for credit losses was zero, compared to provision for credit losses of CHF 16 million and CHF 11 million in 2Q16 and 3Q15, respectively.
Total operating expenses
Compared to 2Q16, total operating expenses of CHF 593 million decreased slightly due to lower general and administrative expenses partially offset by slightly higher compensation and benefits. General and administrative expenses of CHF 173 million decreased 9%, mainly reflecting the release of litigation provisions in 3Q16. Compensation and benefits of CHF 369 million increased slightly, mainly driven by higher discretionary compensation expenses, partially offset by lower pension expenses and lower deferred compensation expenses from prior-year awards. Restructuring expenses of CHF 13 million were stable compared to 2Q16. Adjusted total operating expenses of CHF 599 million were stable compared to 2Q16.
Compared to 3Q15, total operating expenses decreased 4%, with lower general and administrative expenses, partially offset by an increase in compensation and benefits and restructuring expenses. General and administrative expenses decreased 28%, driven by significantly lower litigation provisions, partially offset by higher professional services fees. Compensation and benefits increased 11%, reflecting higher discretionary compensation expenses and higher salary expenses, partially offset by lower deferred compensation expenses from prior-year awards and lower pension expenses. Adjusted total operating expenses increased 5% compared to 3Q15.
margins
Gross margin
Our gross margin was 104 basis points in 3Q16, a decline of six basis points compared to 2Q16, mainly reflecting lower transaction- and performance-based revenues and a 3.4% increase in average assets under management, partially offset by higher net interest income. Our gross margin was two basis points lower compared to 3Q15, mainly reflecting lower transaction- and performance-based revenues, lower recurring commissions and fees and a 3.1% increase in average assets under management, partially offset by higher net interest income.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 26 basis points in 3Q16, an increase of one basis point compared to 2Q16, reflecting slightly lower total operating expenses and lower provision for credit losses, partially offset by slightly lower net revenues and the 3.4% increase in average assets under management. Our net margin was five basis points higher compared to 3Q15, reflecting lower total operating expenses and lower provision for credit losses, partially offset by the 3.1% increase in average assets under management. On the basis of adjusted income before taxes, our net margin was 25 basis points in 3Q16, two basis points lower compared to 2Q16 and three basis points lower compared to 3Q15.

Assets under management
As of the end of 3Q16, assets under management of CHF 311.4 billion were CHF 12.8 billion higher compared to the end of 2Q16, reflecting favorable market movements and net new assets of CHF 4.4 billion. The net new assets reflected solid inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Assets under management (CHF billion)
Assets under management	311.4	298.6	286.5	4.3	8.7	311.4	286.5	8.7
Average assets under management	304.0	294.1	294.9	3.4	3.1	295.1	303.4	(2.7)
Assets under management by currency (CHF billion)
USD	140.1	137.3	135.4	2.0	3.5	140.1	135.4	3.5
EUR	92.7	86.9	92.7	6.7	0.0	92.7	92.7	0.0
CHF	20.7	20.9	21.9	(1.0)	(5.5)	20.7	21.9	(5.5)
Other	57.9	53.5	36.5	8.2	58.6	57.9	36.5	58.6
Assets under management	311.4	298.6	286.5	4.3	8.7	311.4	286.5	8.7
Growth in assets under management (CHF billion)
Net new assets	4.4	5.4	1.7	–	–	15.2	1.2	–
Other effects	8.4	6.2	(18.5)	–	–	6.6	(38.4)	–
of which market movements	8.5	4.2	(10.3)	–	–	6.4	1.4	–
of which currency	(1.2)	3.3	7.1	–	–	0.1	(21.7)	–
of which other	1.1	(1.3)	(15.3)	–	–	0.1	(18.1)	–
Growth in assets under management	12.8	11.6	(16.8)	–	–	21.8	(37.2)	–
Growth in assets under management (annualized) (%)
Net new assets	5.8	7.5	2.2	–	–	7.0	0.5	–
Other effects	11.3	8.6	(24.4)	–	–	3.0	(15.8)	–
Growth in assets under management (annualized)	17.1	16.1	(22.2)	–	–	10.0	(15.3)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.8	2.7	1.0	–	–	–	–	–
Other effects	4.9	(4.3)	(11.7)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	8.7	(1.6)	(10.7)	–	–	–	–	–

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	292	334	308	(13)	(5)	946	963	(2)
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	144	177	157	(19)	(8)	473	503	(6)
General and administrative expenses	83	75	94	11	(12)	242	266	(9)
Commission expenses	14	19	16	(26)	(13)	52	47	11
Restructuring expenses	2	2	–	0	–	2	–	–
Total other operating expenses	99	96	110	3	(10)	296	313	(5)
Total operating expenses	243	273	267	(11)	(9)	769	816	(6)
Income before taxes	49	61	41	(20)	20	177	147	20
Statement of operations metrics (%)
Cost/income ratio	83.2	81.7	86.7	–	–	81.3	84.7	–
Net revenue detail (CHF million)
Management fees	218	220	224	(1)	(3)	663	648	2
Performance and placement revenues	41	42	35	(2)	17	100	108	(7)
Investment and partnership income	33	72	49	(54)	(33)	183	207	(12)
Net revenues	292	334	308	(13)	(5)	946	963	(2)
of which recurring commissions and fees	204	204	204	0	0	609	593	3
of which transaction- and performance-based revenues	94	104	136	(10)	(31)	337	399	(16)
of which other revenues	(6)	26	(32)	–	(81)	0	(29)	100
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 49 million decreased 20% compared to 2Q16, driven by lower net revenues, partially offset by lower total operating expenses. Income before taxes increased 20% compared to 3Q15, reflecting lower total operating expenses, partially offset by lower net revenues.
Net revenues
Compared to 2Q16, net revenues of CHF 292 million decreased 13%, mainly driven by lower investment and partnership income. Investment and partnership income of CHF 33 million decreased CHF 39 million mainly due to an investment gain from Asset Management Finance LLC in 2Q16 and lower income from the real estate sector. Performance and placement revenues decreased slightly to CHF 41 million. Management fees of CHF 218 million were stable.
Compared to 3Q15, net revenues were 5% lower, primarily reflecting lower investment and partnership income. Investment and partnership income decreased 33%, primarily reflecting lower equity participations income from single manager hedge funds. Performance and placement revenues increased 17%, primarily driven by higher investment-related gains, partially offset by lower placement fees. Management fees were slightly lower.
Total operating expenses
Compared to 2Q16, total operating expenses of CHF 243 million decreased 11%, reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 144 million decreased 19%, reflecting lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 83 million increased 11%, mainly due to higher professional services fees.
Compared to 3Q15, total operating expenses decreased 9%, reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits were CHF 13 million lower, reflecting lower deferred compensation expenses from prior-year awards. General and administrative expenses were CHF 11 million lower, mainly driven by lower allocated corporate function costs.

Assets under management
As of the end of 3Q16, assets under management of CHF 324.3 billion were CHF 9.4 billion higher compared to the end of 2Q16, reflecting favorable market movements and net new assets of CHF 5.0 billion. Net new assets reflected inflows from an emerging market joint venture and fixed income products.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Assets under management (CHF billion)
Traditional investments	163.4	159.5	168.6	2.4	(3.1)	163.4	168.6	(3.1)
Alternative investments	117.7	115.7	110.8	1.7	6.2	117.7	110.8	6.2
Investments and partnerships	43.2	39.7	35.2	8.8	22.7	43.2	35.2	22.7
Assets under management	324.3	314.9	314.6	3.0	3.1	324.3	314.6	3.1
Average assets under management	318.6	310.8	315.8	2.5	0.9	315.0	309.4	1.8
Assets under management by currency (CHF billion)
USD	90.2	88.9	90.3	1.5	(0.1)	90.2	90.3	(0.1)
EUR	36.8	36.4	42.0	1.1	(12.4)	36.8	42.0	(12.4)
CHF	145.9	142.6	144.3	2.3	1.1	145.9	144.3	1.1
Other	51.4	47.0	38.0	9.4	35.3	51.4	38.0	35.3
Assets under management	324.3	314.9	314.6	3.0	3.1	324.3	314.6	3.1
Growth in assets under management (CHF billion)
Net new assets [1]	5.0	3.5	5.6	–	–	10.0	22.9	–
Other effects	4.4	10.1	(4.1)	–	–	(7.0)	(13.5)	–
of which market movements	5.0	6.8	(8.7)	–	–	6.2	(4.4)	–
of which foreign exchange	(0.8)	2.0	5.0	–	–	(1.1)	(8.7)	–
of which other	0.2	1.3	(0.4)	–	–	(12.1)	(0.4)	–
Growth in assets under management	9.4	13.6	1.5	–	–	3.0	9.4	–
Growth in assets under management (annualized) (%)
Net new assets	6.4	4.6	7.2	–	–	4.1	10.0	–
Other effects	5.5	13.4	(5.2)	–	–	(2.9)	(5.9)	–
Growth in assets under management	11.9	18.0	2.0	–	–	1.2	4.1	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.3	4.5	4.7	–	–	–	–	–
Other effects	(1.2)	(4.0)	(2.1)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	3.1	0.5	2.6	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 3Q16, we reported income before taxes of CHF 152 million and net revenues of CHF 917 million. Income before taxes decreased 26% compared to 2Q16 and 6% compared to 3Q15.
Results Summary
3Q16 results
In 3Q16, we reported income before taxes of CHF 152 million and net revenues of CHF 917 million. Compared to 2Q16, net revenues were stable, as higher underwriting and advisory revenues and higher revenues from the ultra-high-net-worth individual and high-net-worth individual client business in Private Banking were offset by lower fixed income sales and trading revenues. Provision for credit losses was CHF 34 million in 3Q16, compared to a provision of CHF 3 million in 2Q16. Total operating expenses of CHF 731 million increased 4%, primarily due to higher general and administrative and restructuring expenses.
Compared to 3Q15, net revenues increased 4%, driven by higher revenues from Private Banking, underwriting and advisory and fixed income sales and trading, partially offset by lower equity sales and trading revenues reflecting the absence of the strong market conditions experienced in 3Q15. Total operating expenses increased 5%, primarily from restructuring expenses in 3Q16 reflecting ongoing cost management initiatives, higher general and administrative expenses, and slightly increased compensation and benefits driven by growth-related higher headcount, including in risk and compliance functions, partially offset by lower commission expenses.
Adjusted income before taxes of CHF 175 million decreased 19% compared to 2Q16 and increased 8% compared to 3Q15.
Capital and leverage metrics
At the end of 3Q16, we reported risk-weighted assets of CHF 32.3 billion, an increase of CHF 0.6 billion compared to the end of 2Q16, mainly reflecting methodology changes, partially offset by lower risk levels. Leverage exposure was CHF 108.5 billion, reflecting an increase of CHF 0.9 billion compared to the end of 2Q16, primarily driven by stronger equity trading volumes and increased lending.
Divisional results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	917	911	885	1	4	2,735	3,013	(9)
Provision for credit losses	34	3	24	–	42	15	32	(53)
Compensation and benefits	413	419	404	(1)	2	1,236	1,167	6
General and administrative expenses	224	203	207	10	8	617	565	9
Commission expenses	71	70	88	1	(19)	211	255	(17)
Restructuring expenses	23	10	–	130	–	34	–	–
Total other operating expenses	318	283	295	12	8	862	820	5
Total operating expenses	731	702	699	4	5	2,098	1,987	6
Income before taxes	152	206	162	(26)	(6)	622	994	(37)
Statement of operations metrics (%)
Return on regulatory capital	11.3	15.6	12.5	–	–	15.9	23.0	–
Cost/income ratio	79.7	77.1	79.0	–	–	76.7	65.9	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,320	4,073	3,341	6	29	4,058	3,335	22
Pre-tax return on average economic risk capital (%) [1]	14.1	20.3	19.4	–	–	20.5	39.8	–
Number of employees (full-time equivalents)
Number of employees	7,140	7,020	6,390	2	12	7,140	6,390	12
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Net revenues (CHF million)
Private Banking	346	337	303	3	14	1,002	907	10
Investment Banking	571	574	582	(1)	(2)	1,733	2,106	(18)
Net revenues	917	911	885	1	4	2,735	3,013	(9)
Provision for credit losses (CHF million)
New provisions	54	4	37	–	46	58	51	14
Releases of provisions	(20)	(1)	(13)	–	54	(43)	(19)	126
Provision for credit losses	34	3	24	–	42	15	32	(53)
Balance sheet statistics (CHF million)
Total assets	93,079	92,194	86,995	1	7	93,079	86,995	7
Net loans	38,669	37,813	34,481	2	12	38,669	34,481	12
Risk-weighted assets	32,264	31,644	26,606	2	21	32,264	26,606	21
Leverage exposure	108,495	107,595	100,402	1	8	108,495	100,402	8
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15	3Q16	2Q16	3Q15
Adjusted results (CHF million)
Net revenues	346	337	303	571	574	582	917	911	885
Provision for credit losses	38	2	24	(4)	1	–	34	3	24
Total operating expenses	242	245	210	489	457	489	731	702	699
Restructuring expenses	(3)	0	–	(20)	(10)	–	(23)	(10)	–
Adjusted total operating expenses	239	245	210	469	447	489	708	692	699
Income before taxes	66	90	69	86	116	93	152	206	162
Total adjustments	3	0	0	20	10	0	23	10	0
Adjusted income before taxes	69	90	69	106	126	93	175	216	162
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.9	16.4	12.5
	Private Banking		Investment Banking		Asia Pacific
in	9M16	9M15	9M16	9M15	9M16	9M15
Adjusted results (CHF million)
Net revenues	1,002	907	1,733	2,106	2,735	3,013
Provision for credit losses	23	23	(8)	9	15	32
Total operating expenses	703	588	1,395	1,399	2,098	1,987
Restructuring expenses	(3)	–	(31)	–	(34)	–
Adjusted total operating expenses	700	588	1,364	1,399	2,064	1,987
Income before taxes	276	296	346	698	622	994
Total adjustments	3	0	31	0	34	0
Adjusted income before taxes	279	296	377	698	656	994
Adjusted return on regulatory capital (%)	–	–	–	–	16.7	23.0
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.

Private Banking
Results
Income before taxes of CHF 66 million decreased 27% compared to 2Q16, primarily reflecting higher provision for credit losses, partially offset by higher net revenues. Compared to 3Q15, income before taxes decreased 4%, primarily from higher total operating expenses and higher provision for credit losses, partially offset by higher net revenues. Adjusted income before taxes of CHF 69 million decreased 23% compared to 2Q16 and was stable compared to 3Q15.
Net revenues
Net revenues of CHF 346 million increased slightly compared to 2Q16, due to higher net interest income. Net interest income increased 11% to CHF 159 million reflecting higher loan margins and stable deposit margins on higher average volumes. Recurring commissions and fees decreased 4% to CHF 67 million, primarily reflecting lower other commissions and fees. Transaction-based revenues decreased slightly to CHF 120 million, mainly due to lower brokerage and product issuing fees.
Compared to 3Q15, net revenues increased 14%, mainly reflecting increases in net interest income and transaction-based revenues, partially offset by a decrease in other revenues as 3Q15 reflected gains on credit hedges that were offset by a corresponding provision for credit losses. Net interest income increased 39% reflecting higher loan and significantly higher deposit margins on higher average volumes. Transaction-based revenues increased 17%, primarily reflecting higher corporate advisory fees arising from integrated solutions and higher brokerage and product issuing fees. Recurring commissions and fees increased slightly, mainly due to higher investment product management and wealth structuring solution fees, partially offset by lower discretionary mandate management fees.
Results - Private Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	346	337	303	3	14	1,002	907	10
Provision for credit losses	38	2	24	–	58	23	23	0
Compensation and benefits	169	158	132	7	28	475	383	24
General and administrative expenses	57	77	64	(26)	(11)	191	166	15
Commission expenses	13	10	14	30	(7)	34	39	(13)
Restructuring expenses	3	0	–	–	–	3	–	–
Total other operating expenses	73	87	78	(16)	(6)	228	205	11
Total operating expenses	242	245	210	(1)	15	703	588	20
Income before taxes	66	90	69	(27)	(4)	276	296	(7)
Statement of operations metrics (%)
Cost/income ratio	69.9	72.7	69.3	–	–	70.2	64.8	–
Net revenue detail (CHF million)
Net interest income	159	143	114	11	39	436	314	39
Recurring commissions and fees	67	70	65	(4)	3	210	200	5
Transaction-based revenues	120	124	103	(3)	17	372	372	0
Other revenues	0	0	21	–	(100)	(16)	21	–
Net revenues	346	337	303	3	14	1,002	907	10
Margins on assets under management (annualized) (bp)
Gross margin [1]	84	87	84	–	–	85	81	–
Net margin [2]	16	23	19	–	–	24	26	–
Number of relationship managers
Number of relationship managers	650	650	550	0	18	650	550	18
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities.
In 3Q16, Private Banking recorded a provision for credit losses of CHF 38 million, compared to a net provision for credit losses of CHF 2 million in 2Q16 and of CHF 24 million in 3Q15. The higher provision for credit losses in 3Q16 was in relation to a small number of share-based loans in Hong Kong which were impaired due to their collateral values abruptly falling below their loan amounts.

Total operating expenses
Total operating expenses of CHF 242 million were stable compared to 2Q16, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. General and administrative expenses decreased 26% to CHF 57 million, mainly due to lower allocated corporate function costs. Compensation and benefits increased 7% to CHF 169 million, primarily driven by higher salary and discretionary compensation expenses.
Compared to 3Q15, total operating expenses increased 15%, mainly reflecting higher compensation and benefits, partially offset by lower general and administrative expenses. Compensation and benefits increased 28%, primarily driven by higher salary expenses reflecting growth-related higher headcount. General and administrative expenses decreased 11%, mainly due to lower allocated corporate function costs, partially offset by higher occupancy expenses.
Margins
Gross margin
Our gross margin was 84 basis points in 3Q16, three basis points lower compared to 2Q16, mainly reflecting a 6.5% increase in average assets under management, partially offset by higher net interest income. Compared to 3Q15, our gross margin was stable, mainly reflecting higher net interest income, offset by a 14.4% increase in average assets under management.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 16 basis points in 3Q16, seven basis points lower compared to 2Q16, mainly reflecting higher provision for credit losses, partially offset by higher net interest income. Compared to 3Q15, our net margin was three basis points lower, mainly reflecting higher operating expenses, partially offset by higher net interest income.
Assets under management
As of the end of 3Q16, assets under management of CHF 169.0 billion were CHF 10.7 billion higher compared to the end of 2Q16, mainly reflecting favorable market movements and net new assets of CHF 4.6 billion. Net new assets reflected inflows primarily from Greater China, South East Asia and Australia.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Assets under management (CHF billion)
Assets under management	169.0	158.3	139.1	6.8	21.5	169.0	139.1	21.5
Average assets under management	165.2	155.1	144.4	6.5	14.4	156.2	149.6	4.4
Assets under management by currency (CHF billion)
USD	79.0	73.7	60.3	7.2	31.0	79.0	60.3	31.0
EUR	4.5	4.7	4.5	(4.3)	0.0	4.5	4.5	0.0
CHF	1.8	1.9	2.0	(5.3)	(10.0)	1.8	2.0	(10.0)
Other	83.7	78.0	72.3	7.3	15.8	83.7	72.3	15.8
Assets under management	169.0	158.3	139.1	6.8	21.5	169.0	139.1	21.5
Growth in assets under management (CHF billion)
Net new assets	4.6	5.0	3.7	–	–	13.9	14.8	–
Other effects	6.1	3.7	(20.5)	–	–	4.7	(26.2)	–
of which market movements	6.9	1.2	(15.8)	–	–	5.2	(11.0)	–
of which foreign exchange	(0.5)	2.4	4.4	–	–	(0.4)	(5.5)	–
of which other	(0.3)	0.1	(9.1)	–	–	(0.1)	(9.7)	–
Growth in assets under management	10.7	8.7	(16.8)	–	–	18.6	(11.4)	–
Growth in assets under management (annualized) (%)
Net new assets	11.6	13.4	9.5	–	–	12.3	13.1	–
Other effects	15.4	9.9	(52.6)	–	–	4.2	(23.2)	–
Growth in assets under management (annualized)	27.0	23.3	(43.1)	–	–	16.5	(10.1)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	12.1	10.3	11.0	–	–	–	–	–
Other effects	9.4	(8.8)	(17.7)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	21.5	1.5	(6.7)	–	–	–	–	–

Investment Banking
Results
Income before taxes of CHF 86 million decreased 26% compared to 2Q16, mainly due to higher total operating expenses including restructuring expenses in 3Q16. Compared to 3Q15, income before taxes decreased 8%, reflecting slightly lower net revenues, partially offset by a release of provision for credit losses. Adjusted income before taxes of CHF 106 million decreased 16% compared to 2Q16 and increased 14% compared to 3Q15.
Net revenues
Net revenues of CHF 571 million were stable compared to 2Q16, mainly reflecting lower fixed income sales and trading revenues, offset by higher underwriting and advisory revenues. Fixed income sales and trading revenues decreased 11% to CHF 148 million, mainly due to lower revenues from rates products, partially offset by higher revenues from emerging markets rates and foreign exchange products. Rates products revenue for the quarter included a positive impact of CHF 33 million resulting from an increase in the funding value of certain structured deposits originated in Asia Pacific. Underwriting and advisory revenues increased 15% to CHF 115 million, due to fees from equity and debt underwriting reflecting higher client activity with regard to IPOs and debt issuances, partially offset by a decline in total advisory and other fees. Equity sales and trading revenues in 3Q16 were stable at CHF 339 million, reflecting higher revenues from cash equities due to an increase in volumes and higher revenues from derivatives due to increased client activity. These increases were partially offset by the absence of the positive impact of CHF 65 million in 2Q16 in derivatives resulting from a recalibration of the valuation model for certain hybrid instruments to reflect increased observability of pricing data and a more standardized approach across products.
Compared to 3Q15, net revenues decreased slightly, mainly due to lower equity sales and trading revenues, partially offset by higher underwriting and advisory revenues and higher fixed income sales and trading revenues. Equity sales and trading revenues decreased 25%, reflecting the absence of the strong market conditions experienced in 3Q15, primarily in derivatives and systematic market making. Underwriting and advisory revenues increased 98% due to higher advisory fees from M&A transactions and debt and equity underwriting revenues reflecting higher client activity with regard to IPOs and debt issuances. Fixed income sales and trading revenues increased 51%, primarily driven by financing income from corporate and entrepreneur clients, foreign exchange products and the positive impact from the increase in the funding value of certain structured deposits originated in Asia Pacific.
Results - Investment Banking
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	571	574	582	(1)	(2)	1,733	2,106	(18)
Provision for credit losses	(4)	1	0	–	–	(8)	9	–
Compensation and benefits	244	261	272	(7)	(10)	761	784	(3)
General and administrative expenses	167	126	143	33	17	426	399	7
Commission expenses	58	60	74	(3)	(22)	177	216	(18)
Restructuring expenses	20	10	–	100	–	31	–	–
Total other operating expenses	245	196	217	25	13	634	615	3
Total operating expenses	489	457	489	7	0	1,395	1,399	0
Income before taxes	86	116	93	(26)	(8)	346	698	(50)
Statement of operations metrics (%)
Cost/income ratio	85.6	79.6	84.0	–	–	80.5	66.4	–
Net revenue detail (CHF million)
Fixed income sales and trading	148	167	98	(11)	51	565	469	20
Equity sales and trading	339	340	452	0	(25)	974	1,493	(35)
Underwriting and advisory	115	100	58	15	98	287	212	35
Other revenues	(31)	(33)	(26)	(6)	19	(93)	(68)	37
Net revenues	571	574	582	(1)	(2)	1,733	2,106	(18)

Provision for credit losses
In 3Q16, Investment Banking recorded a net release of provision for credit losses of CHF 4 million, compared to a net provision of CHF 1 million in 2Q16. Investment Banking recorded no provision for credit losses in 3Q15.
Total operating expenses
Total operating expenses of CHF 489 million increased 7% compared to 2Q16, mainly due to higher general and administrative expenses and higher restructuring expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 33% to CHF 167 million, mainly reflecting higher allocated corporate function costs, partially offset by lower advertising and marketing expenses and lower travel expenses. Compensation and benefits decreased 7% to CHF 244 million, mainly due to lower deferred compensation expenses from prior-year awards and lower salary expenses, partially offset by higher discretionary compensation expenses. Adjusted total operating expenses increased 5% compared to 2Q16.
Compared to 3Q15, total operating expenses were stable, mainly reflecting lower compensation and benefits and lower commission expenses, offset by higher general and administrative expenses and restructuring expenses in 3Q16. Compensation and benefits decreased 10%, primarily driven by lower discretionary compensation and lower deferred compensation expenses from prior-year awards, partially offset by higher salary expenses reflecting growth-related hires. Commission expenses decreased 22% to CHF 58 million reflecting lower client trading volumes in equities. General and administrative expenses increased 17%, mainly due to higher allocated corporate function costs. Adjusted total operating expenses decreased 4% compared to 3Q15.

Global Markets
In 3Q16, Global Markets reported income before taxes of CHF 87 million and net revenues of CHF 1,357 million. Net revenues decreased 17% compared to 2Q16, reflecting a seasonal slowdown in client activity exacerbated by challenging market conditions, particularly in equities.
Results Summary
3Q16 results
In 3Q16, we reported income before taxes of CHF 87 million and net revenues of CHF 1,357 million. Compared to 2Q16, net revenues decreased 17%, reflecting a 40% decline in equities revenues, 15% decline in solutions revenues and 3% decline in credit revenues. Compared to 3Q15, net revenues declined 14%, primarily due to challenging equity trading conditions in EMEA, partially offset by improved results in global credit products, global macro products and emerging markets. Revenues from our equities businesses declined 38%, credit revenues increased 3% and solutions revenues decreased 13%.
Total operating expenses of CHF 1,275 million decreased 15% compared to 2Q16, reflecting lower compensation and benefits, lower costs related to our risk, regulatory and compliance infrastructure and lower costs in the UK. Compared to 3Q15, total operating expenses decreased 2%, reflecting lower litigation expenses, reduced costs related to our risk, regulatory and compliance infrastructure, lower commission expenses and lower costs in the UK. These decreases were partially offset by higher compensation and benefits and restructuring costs of CHF 52 million incurred in 3Q16. We reported an adjusted income before taxes of CHF 146 million in 3Q16, compared to an adjusted income before taxes of CHF 204 million in 2Q16 and an adjusted income before taxes of CHF 390 million in 3Q15.
Capital and leverage metrics
As of the end of 3Q16, we reported risk-weighted assets of USD 52.7 billion, below our end-2016 target of USD 60 billion. Risk weighted assets were stable compared to 2Q16, primarily reflecting model and parameter updates and movements in risk levels, mostly offset by internal methodology and policy changes. Leverage exposure was USD 295.7 billion, reflecting an increase of USD 9.3 billion compared to the end of 2Q16. This compares to our end-2016 target of USD 290 billion.
Divisional results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	1,357	1,630	1,579	(17)	(14)	4,232	5,656	(25)
Provision for credit losses	(5)	(17)	14	(71)	–	1	14	(93)
Compensation and benefits	642	778	536	(17)	20	2,091	2,181	(4)
General and administrative expenses	466	543	625	(14)	(25)	1,526	1,655	(8)
Commission expenses	115	122	141	(6)	(18)	369	425	(13)
Restructuring expenses	52	50	–	4	–	202	–	–
Total other operating expenses	633	715	766	(11)	(17)	2,097	2,080	1
Total operating expenses	1,275	1,493	1,302	(15)	(2)	4,188	4,261	(2)
Income before taxes	87	154	263	(44)	(67)	43	1,381	(97)
Statement of operations metrics (%)
Return on regulatory capital	2.5	4.3	6.5	–	–	0.4	11.0	–
Cost/income ratio	94.0	91.6	82.5	–	–	99.0	75.3	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,311	9,924	12,729	(6)	(27)	10,087	12,532	(20)
Pre-tax return on average economic risk capital (%) [1]	4.2	6.6	9.0	–	–	1.0	15.4	–
Number of employees (full-time equivalents)
Number of employees	11,680	11,620	11,800	1	(1)	11,680	11,800	(1)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Net revenue detail (CHF million)
Equities	324	536	519	(40)	(38)	1,394	1,766	(21)
Credit	719	742	699	(3)	3	1,851	2,627	(30)
Solutions	349	409	400	(15)	(13)	1,103	1,368	(19)
Other	(35)	(57)	(39)	(39)	(10)	(116)	(105)	10
Net revenues	1,357	1,630	1,579	(17)	(14)	4,232	5,656	(25)
Balance sheet statistics (CHF million, except where indicated)
Total assets	245,492	239,419	263,634	3	(7)	245,492	263,634	(7)
Risk-weighted assets	51,127	50,750	61,555	1	(17)	51,127	61,555	(17)
Risk-weighted assets (USD)	52,741	52,094	62,998	1	(16)	52,741	62,998	(16)
Leverage exposure	286,694	279,099	306,069	3	(6)	286,694	306,069	(6)
Leverage exposure (USD)	295,744	286,490	313,242	3	(6)	295,744	313,242	(6)
Reconciliation of adjusted results
	Global Markets
in	3Q16	2Q16	3Q15	9M16	9M15
Adjusted results (CHF million)
Net revenues	1,357	1,630	1,579	4,232	5,656
Provision for credit losses	(5)	(17)	14	1	14
Total operating expenses	1,275	1,493	1,302	4,188	4,261
Restructuring expenses	(52)	(50)	–	(202)	–
Major litigation provisions	(7)	0	(127)	(7)	(181)
Adjusted total operating expenses	1,216	1,443	1,175	3,979	4,080
Income before taxes	87	154	263	43	1,381
Total adjustments	59	50	127	209	181
Adjusted income before taxes	146	204	390	252	1,562
Adjusted return on regulatory capital (%)	4.1	5.8	9.6	2.4	12.4
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.
Results
Equities
In 3Q16, equities revenues of CHF 324 million declined 40% compared to 2Q16, reflecting lower volatility and volumes across regions and a seasonal slowdown in client activity. Systematic market making revenues decreased, reflecting challenging trading conditions, particularly in EMEA. Prime services declined compared to 2Q16, which benefited from the European dividend season. We also had lower revenues in cash equities driven by significantly lower trading volumes, particularly in EMEA, and reduced underwriting revenues given a slowdown in industry-wide issuance activity.
Compared to 3Q15, equities revenues declined 38%, primarily reflecting challenging operating conditions, specifically a low volume and volatility environment in EMEA following the UK referendum on EU membership, which negatively impacted client trading activity. Systematic market making revenues declined significantly, particularly in EMEA, due to more favorable market conditions in 3Q15. Prime services revenues decreased due to lower prime brokerage performance given our resized business model compared to 3Q15 and muted client risk appetite. Cash equities results were stable as higher underwriting revenues from increased follow-on activity and improved trading in Latin America offset a significant decline in EMEA trading volumes.
Credit
In 3Q16, credit revenues of CHF 719 million decreased 3% compared to 2Q16. Global credit products trading revenues decreased slightly, reflecting lower leveraged finance and investment grade trading revenues, partially offset by improved corporate lending. Underwriting revenues were stable. Securitized products revenues decreased, primarily due to a decline in asset finance revenues given a lower risk footprint, partially offset by a significant improvement in agency commercial mortgage-backed securities (CMBS) trading due to low volatility and an improved market environment.

Compared to 3Q15, credit revenues increased 3%, reflecting favorable market conditions, notably improved credit asset prices and lower volatility, which supported increased client activity. In 3Q15, results reflected reduced levels of client activity related to extreme credit market conditions, which adversely impacted our securitized products and global credit products franchises. Global credit products trading revenues increased significantly, albeit from subdued levels, primarily reflecting increased leveraged finance trading activity and improved corporate lending results. Underwriting revenues increased, reflecting higher leveraged finance and investment grade industry-wide issuance. These increases were partially offset by lower securitized products trading revenues, particularly in global asset finance as we resized the franchise.
Solutions
In 3Q16, solutions revenues of CHF 349 million decreased 15% compared to 2Q16, as lower equity derivatives and global macro products revenues more than offset higher revenues in emerging markets. Lower revenues in equity derivatives reflected a decline in client activity across corporate and flow derivatives due to lower volatility. Global macro products revenues declined, reflecting lower foreign exchange results. These declines were partially offset by improved emerging markets revenues that reflected higher trading activity in Brazil.
Compared to 3Q15, solutions revenues decreased 13%, as unfavorable derivatives market conditions more than offset increased client activity in global macro products and improved operating conditions in emerging markets. Equity derivatives revenues declined, reflecting low levels of volatility, which negatively impacted flow- and corporate derivatives. This decline was partially offset by improved global macro products revenues, compared to muted 3Q15 performance, as low interest rate volatility led to increased client activity in our rates business. In addition, emerging markets revenues increased, reflecting higher trading activity in Brazil and improved financing revenues.
Provision for credit losses
Global markets recorded a release of provision for credit losses of CHF 5 million in 3Q16 and CHF 17 million in 2Q16, reflecting a continued stabilization in the energy sector. This compares to a provision for credit losses of CHF 14 million in 3Q15.
Total operating expenses
In 3Q16, total operating expenses of CHF 1,275 million decreased 15% compared to 2Q16, reflecting lower compensation and benefits, reduced general and administrative expenses and lower costs in the UK. The decrease in compensation and benefits was primarily driven by lower discretionary compensation and salary expenses. The decrease in general and administrative expenses was primarily driven by reduced costs related to our risk, regulatory and compliance infrastructure.
Compared to 3Q15, total operating expenses decreased 2%, reflecting reduced general and administrative expenses and lower costs in the UK. General and administrative expenses declined due to lower litigation expenses as 3Q15 included a CHF 127 million litigation expense relating to a credit default swap settlement and we had reduced costs in 3Q16 related to our risk, regulatory and compliance infrastructure. Commission expenses were also lower. These declines were partially offset by an increase in compensation and benefits primarily due to higher discretionary compensation expenses, reflecting a lower compensation accrual in 3Q15, and restructuring expenses of CHF 52 million incurred in 3Q16. Adjusted total operating expenses increased 3%.

Investment Banking & Capital Markets
In 3Q16, Investment Banking & Capital Markets reported income before taxes of CHF 39 million and net revenues of CHF 467 million. Net revenues increased 17% compared to 3Q15, outperforming the industry-wide fee pool which was down 3%.
Results Summary
3Q16 results
In 3Q16, we reported income before taxes of CHF 39 million, a decrease of 71% compared to 2Q16, primarily due to lower net revenues and higher total operating expenses. Net revenues of CHF 467 million decreased 14% compared to 2Q16, due to lower revenues from underwriting, advisory and other fees, partially offset by improved performance from our corporate lending portfolio. Compared to 2Q16, debt underwriting revenues decreased 18%, revenues from advisory and other fees decreased 16% and equity underwriting revenues decreased 22%. Total operating expenses of CHF 437 million increased 7% compared to 2Q16, driven by higher restructuring expenses and compensation and benefits.
Compared to 3Q15, income before taxes decreased 40%, reflecting higher total operating expenses. Net revenues increased 17%, primarily driven by higher debt and equity underwriting revenues. Debt underwriting revenues increased 13% and equity underwriting revenues increased 42%, while advisory revenues were stable.
Capital and leverage metrics
As of the end of 3Q16, risk-weighted assets were USD 18.6 billion, an increase of USD 1.6 billion compared to the end of 2Q16, mainly driven by an increase in underwriting activity. Leverage exposure was USD 45.6 billion, reflecting an increase of USD 0.7 billion compared to the end of 2Q16, driven by a significant increase in underwriting volume.
Divisional results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	467	543	400	(14)	17	1,398	1,367	2
Provision for credit losses	(9)	0	0	–	–	20	0	–
Compensation and benefits	313	308	228	2	37	908	898	1
General and administrative expenses	109	108	106	1	3	323	304	6
Commission expenses	0	0	1	–	(100)	1	2	(50)
Restructuring expenses	15	(8)	–	–	–	34	–	–
Total other operating expenses	124	100	107	24	16	358	306	17
Total operating expenses	437	408	335	7	30	1,266	1,204	5
Income before taxes	39	135	65	(71)	(40)	112	163	(31)
Statement of operations metrics (%)
Return on regulatory capital	6.1	22.6	12.6	–	–	6.4	11.6	–
Cost/income ratio	93.6	75.1	83.8	–	–	90.6	88.1	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,762	4,567	3,779	4	26	4,536	3,630	25
Pre-tax return on average economic risk capital (%) [1]	3.3	11.8	6.9	–	–	3.3	6.0	–
Number of employees (full-time equivalents)
Number of employees	2,910	2,800	2,790	4	4	2,910	2,790	4
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Net revenue detail (CHF million)
Advisory and other fees	161	191	163	(16)	(1)	581	472	23
Debt underwriting	239	290	211	(18)	13	706	671	5
Equity underwriting	74	95	52	(22)	42	213	274	(22)
Other	(7)	(33)	(26)	(79)	(73)	(102)	(50)	104
Net revenues	467	543	400	(14)	17	1,398	1,367	2
Balance sheet statistics (CHF million, except where indicated)
Total assets	19,931	22,064	12,847	(10)	55	19,931	12,847	55
Risk-weighted assets	18,019	16,513	15,060	9	20	18,019	15,060	20
Risk-weighted assets (USD)	18,588	16,950	15,413	10	21	18,588	15,413	21
Leverage exposure	44,240	43,756	35,694	1	24	44,240	35,694	24
Leverage exposure (USD)	45,636	44,915	36,531	2	25	45,636	36,531	25
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	3Q16	2Q16	3Q15	9M16	9M15
Adjusted results (CHF million)
Net revenues	467	543	400	1,398	1,367
Provision for credit losses	(9)	0	0	20	0
Total operating expenses	437	408	335	1,266	1,204
Restructuring expenses	(15)	8	–	(34)	–
Adjusted total operating expenses	422	416	335	1,232	1,204
Income before taxes	39	135	65	112	163
Total adjustments	15	(8)	0	34	0
Adjusted income before taxes	54	127	65	146	163
Adjusted return on regulatory capital (%)	8.6	21.1	12.6	8.3	11.6
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.
Results
Advisory and other fees
In 3Q16, revenues from advisory and other fees of CHF 161 million decreased 16% compared to 2Q16, reflecting lower revenues from completed M&A transactions.
Revenues decreased 1% compared to 3Q15, less than the industry-wide decline in the overall M&A fee pool.
Debt underwriting
In 3Q16, debt underwriting revenues of CHF 239 million decreased 18% compared to 2Q16, driven by lower derivatives financing revenues and investment grade underwriting revenues.
Compared to 3Q15, revenues increased 13%, driven by higher leveraged finance and investment grade underwriting revenues, partially offset by lower derivatives financing revenues.
Equity underwriting
In 3Q16, revenues from equity underwriting of CHF 74 million decreased 22% compared to 2Q16, primarily driven by lower revenues from follow-on offerings.
Compared to 3Q15, revenues increased 42%, primarily driven by higher revenues from follow-on offerings.
Provision for credit losses
In 3Q16, we recorded a release of provision for credit losses of CHF 9 million, reflecting a continued stabilization in the energy sector. There was no provision for credit losses recorded in either 2Q16 or 3Q15.

Total operating expenses
Total operating expenses of CHF 437 million increased 7% compared to 2Q16, driven by higher restructuring expenses and compensation and benefits. Restructuring expenses increased as a result of implementation of our plan to better align the EMEA business with Eurozone market conditions. Compensation and benefits of CHF 313 million increased 2%, reflecting a higher discretionary compensation accrual. General and administrative expenses of CHF 109 million were stable.
Compared to 3Q15, total operating expenses increased 30%, driven by an increase in compensation and benefits primarily due to higher discretionary compensation expenses, reflecting a lower compensation accrual in 3Q15 and the restructuring expenses incurred in 3Q16.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change
	3Q16	2Q16	3Q15	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	945	1,075	777	(12)	22
of which advisory and other fees	209	259	201	(19)	4
of which debt underwriting	552	583	448	(5)	23
of which equity underwriting	184	233	128	(21)	44

Strategic Resolution Unit
In 3Q16, the Strategic Resolution Unit reported a loss before taxes of CHF 852 million and decreased its risk-weighted assets by USD 3.0 billion and its leverage exposure by USD 29.0 billion.
results summary
3Q16 results
In 3Q16, we reported a loss before taxes of CHF 852 million compared to a loss before taxes of CHF 759 million in 2Q16 and a loss before taxes of CHF 775 million in 3Q15. In 3Q16, we reported an adjusted loss before taxes of CHF 513 million, compared to CHF 739 million in 2Q16 and CHF 749 million in 3Q15.
The Strategic Resolution Unit reported negative net revenues of CHF 165 million in 3Q16, which included negative valuation adjustments in the legacy investment banking portfolio and legacy funding costs, partially offset by revenues from the legacy cross-border business and small markets. Total operating expenses were CHF 682 million in 3Q16, including CHF 514 million of general and administrative expenses, of which CHF 334 million were litigation expenses, and CHF 134 million of compensation and benefits. In 3Q16, we reported an adjusted total operating expenses of CHF 343 million, compared to CHF 413 million in 2Q16 and CHF 640 million in 3Q15.
Capital and leverage metrics
As of the end of 3Q16, we reported risk-weighted assets of USD 54.9 billion, a decrease of USD 3.0 billion and USD 20.3 billion compared to the end of 2Q16 and 3Q15, respectively. Leverage exposure was USD 118.6 billion as of the end of 3Q16, reflecting a decrease of USD 29.0 billion and USD 77.6 billion compared to the end of 2Q16 and 3Q15, respectively. In 3Q16, risk-weighted assets and leverage exposure reduction was achieved by various initiatives, including sales of certain loan facilities to third parties, the continued exit of derivatives and the sale of Credit Suisse Park View BDC, Inc.
Divisional results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Net revenues	(165)	(363)	(88)	(55)	88	(1,069)	637	–
of which from noncontrolling interests without significant economic interest	11	(1)	3	–	267	27	(9)	–
Provision for credit losses	5	(37)	21	–	(76)	83	37	124
Compensation and benefits	134	162	305	(17)	(56)	506	909	(44)
General and administrative expenses	514	230	319	123	61	1,036	899	15
of which litigation expenses	334	47	61	–	448	404	123	228
Commission expenses	13	21	42	(38)	(69)	50	122	(59)
Restructuring expenses	21	20	–	5	–	120	–	–
Total other operating expenses	548	271	361	102	52	1,206	1,021	18
Total operating expenses	682	433	666	58	2	1,712	1,930	(11)
of which from noncontrolling interests without significant economic interest	7	(4)	12	–	(42)	21	17	24
Loss before taxes	(852)	(759)	(775)	12	10	(2,864)	(1,330)	115
of which from noncontrolling interests without significant economic interest	4	3	(9)	33	–	6	(26)	–
Number of employees (full-time equivalents)
Number of employees	1,840	2,050	3,820	(10)	(52)	1,840	3,820	(52)

Divisional results (continued)
	in			% change		in		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	16	10	191	60	(92)	145	579	(75)
Legacy cross-border business and small markets	46	49	71	(6)	(35)	153	223	(31)
Restructuring of former Asset Management division	2	(21)	(18)	–	–	(56)	(45)	24
Legacy investment banking portfolio	(171)	(317)	(297)	(46)	(42)	(1,099)	1	–
Legacy funding costs	(75)	(89)	(61)	(16)	23	(246)	(183)	34
Other	6	6	23	0	(74)	7	71	(90)
Noncontrolling interests without significant economic interest	11	(1)	3	–	267	27	(9)	–
Net revenues	(165)	(363)	(88)	(55)	88	(1,069)	637	–
Balance sheet statistics (CHF million)
Total assets	77,581	98,058	106,215	(21)	(27)	77,581	106,215	(27)
Risk-weighted assets	53,268	56,481	73,511	(6)	(28)	53,268	73,511	(28)
Risk-weighted assets (USD)	54,949	57,977	75,234	(5)	(27)	54,949	75,234	(27)
Leverage exposure	115,008	143,805	191,735	(20)	(40)	115,008	191,735	(40)
Leverage exposure (USD)	118,638	147,613	196,229	(20)	(40)	118,638	196,229	(40)
Reconciliation of adjusted results
in	3Q16	2Q16	3Q15	9M16	9M15
Adjusted results (CHF million)
Net revenues	(165)	(363)	(88)	(1,069)	637
(Gains)/losses on business sales	0	0	0	4	0
Adjusted net revenues	(165)	(363)	(88)	(1,065)	637
Provision for credit losses	5	(37)	21	83	37
Total operating expenses	682	433	666	1,712	1,930
Restructuring expenses	(21)	(20)	–	(120)	–
Major litigation provisions	(318)	0	(26)	(318)	(36)
Adjusted total operating expenses	343	413	640	1,274	1,894
Loss before taxes	(852)	(759)	(775)	(2,864)	(1,330)
Total adjustments	339	20	26	442	36
Adjusted loss before taxes	(513)	(739)	(749)	(2,422)	(1,294)
Adjusted results are non-GAAP financial measures. Refer to "Information and developments – Adjusted results" and "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Net revenues
The Strategic Resolution Unit reported negative net revenues of CHF 165 million in 3Q16 compared to negative net revenues of CHF 363 million in 2Q16 and negative net revenues of CHF 88 million in 3Q15. Compared to 2Q16, the movement was primarily driven by lower negative valuation adjustments in the legacy investment banking portfolio and lower overall funding costs for the division. These improvements were partially offset by higher losses on the life insurance portfolio. Compared to 3Q15, the movement was primarily driven by lower revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business, which was announced in October 2015, and lower negative valuation adjustments in the legacy investment banking portfolio.
Provision for credit losses
In 3Q16, there was a provision for credit losses of CHF 5 million, reflecting an increase in provisions relating primarily to ship finance transactions, partially offset by a release of provisions for corporate loans. This compares to a release of provision for credit losses of CHF 37 million in 2Q16, primarily related to corporate loans, and a provision for credit losses of CHF 21 million in 3Q15.
Total operating expenses
Total operating expenses of CHF 682 million increased CHF 249 million compared to 2Q16, reflecting higher general and administrative expenses, including litigation expenses of CHF 334 million mainly in connection with mortgage-related matters, partially offset by lower expenses as a result of various cost reduction initiatives. Compared to 3Q15, total operating expenses increased CHF 16 million, reflecting higher general and administrative expenses, primarily driven by higher litigation expenses, partially offset by lower compensation and benefits due to the transfer of our US private banking business. Total operating expenses in 3Q16 included costs of CHF 42 million to meet requirements related to the settlements with US authorities regarding US cross-border matters.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Results summary
In 3Q16, Corporate Center recorded a loss before taxes of CHF 207 million compared to a loss before taxes of CHF 235 million in 2Q16 and income before taxes of CHF 540 million in 3Q15. Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments and, following their final allocation in 3Q16, certain deferred compensation retention awards relating to Global Markets and Investment Banking & Capital Markets intended to support the restructuring of the Group predominantly through the end of 2017. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements. Other revenues include required elimination adjustments associated with trading in own shares.
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q16	2Q16	3Q15	QoQ	YoY	9M16	9M15	YoY
Statements of operations (CHF million)
Treasury results	68	(136)	74	–	(8)	(85)	184	–
Fair value gains/(losses) from movements in own credit spreads [1]	0	0	623	–	(100)	0	995	(100)
Other	4	41	55	(90)	(93)	172	130	32
Net revenues	72	(95)	752	–	(90)	87	1,309	(93)
Provision for credit losses	0	(2)	1	100	(100)	(1)	1	–
Compensation and benefits	185	37	76	400	143	155	217	(29)
General and administrative expenses	89	101	121	(12)	(26)	298	323	(8)
Commission expenses	5	4	14	25	(64)	44	15	193
Total other operating expenses	94	105	135	(10)	(30)	342	338	1
Total operating expenses	279	142	211	96	32	497	555	(10)
Income/(loss) before taxes	(207)	(235)	540	(12)	–	(409)	753	–
Expense allocation to divisions (CHF million)
Compensation and benefits	848	709	716	20	18	2,201	2,173	1
General and administrative expenses	842	859	1,011	(2)	(17)	2,656	2,782	(5)
Commission expenses	5	4	13	25	(62)	44	16	175
Restructuring expenses	26	33	–	(21)	–	141	–	–
Total other operating expenses	873	896	1,024	(3)	(15)	2,841	2,798	2
Total operating expenses before allocation to divisions	1,721	1,605	1,740	7	(1)	5,042	4,971	1
Net allocation to divisions	1,442	1,463	1,529	(1)	(6)	4,545	4,416	3
of which Swiss Universal Bank	322	303	378	6	(15)	988	1,059	(7)
of which International Wealth Management	242	244	249	(1)	(3)	766	745	3
of which Asia Pacific	209	200	205	4	2	605	566	7
of which Global Markets	464	488	465	(5)	0	1,502	1,338	12
of which Investment Banking & Capital Markets	73	74	70	(1)	4	227	197	15
of which Strategic Resolution Unit	132	154	162	(14)	(19)	457	511	(11)
Total operating expenses	279	142	211	96	32	497	555	(10)
Balance sheet statistics (CHF million)
Total assets	62,007	54,407	85,898	14	(28)	62,007	85,898	(28)
Risk-weighted assets [2]	16,756	17,850	16,178	(6)	4	16,756	16,178	4
Leverage exposure [2]	59,154	51,743	82,745	14	(29)	59,154	82,745	(29)
1
We early adopted certain sections of ASU 2016-01 which require that changes in fair value relating to the instrument-specific credit risk of fair value option-elected financial liabilities be presented separately in accumulated other comprehensive income. Therefore, fair value gains or losses from movements in own credit spreads are no longer recorded in the Corporate Center beginning in 1Q16.

2 Disclosed on a look-through basis.

Assets under management
As of the end of 3Q16, assets under management were CHF 1,255.2 billion, 3.0% higher compared to the end of 2Q16, primarily due to favorable market movements and net new assets of CHF 11.9 billion.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Assets under management and client assets
			end of % change
	3Q16	2Q16	4Q15	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Banking	244.5	241.4	241.0	1.3
Swiss Universal Bank - Corporate & Institutional Banking	284.6	280.9	275.8	1.3
International Wealth Management - Private Banking	311.4	298.6	289.6	4.3
International Wealth Management - Asset Management	324.3	314.9	321.3	3.0
Asia Pacific - Private Banking	169.0	158.3	150.4	6.8
Strategic Resolution Unit	17.8	19.8	27.3	(10.1)
Assets managed across businesses [1]	(96.4)	(95.5)	(91.3)	0.9
Assets under management	1,255.2	1,218.4	1,214.1	3.0
of which discretionary assets	411.2	398.8	410.1	3.1
of which advisory assets	844.0	819.6	804.0	3.0
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Banking	273.5	266.1	266.2	2.8
Swiss Universal Bank - Corporate & Institutional Banking	379.8	376.4	377.1	0.9
International Wealth Management - Private Banking	415.7	404.5	400.0	2.8
International Wealth Management - Asset Management	324.3	314.9	321.3	3.0
Asia Pacific - Private Banking	196.2	180.3	169.8	8.8
Strategic Resolution Unit	25.3	30.9	110.4	(18.1)
Assets managed across businesses [1]	(96.4)	(95.5)	(91.3)	0.9
Client Assets [2]	1,518.4	1,477.6	1,553.5	2.8
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	3Q16	2Q16	3Q15	9M16	9M15
Growth in assets under management (CHF billion)
Net new assets	11.9	12.1	16.2	34.5	44.8
of which Swiss Universal Bank - Private Banking	0.2	0.9	3.1	1.8	6.1
of which Swiss Universal Bank - Corporate & Institutional Banking	(1.2)	0.7	1.9	1.8	6.4
of which International Wealth Management - Private Banking	4.4	5.4	1.7	15.2	1.2
of which International Wealth Management - Asset Management [1]	5.0	3.5	5.6	10.0	22.9
of which Asia Pacific - Private Banking	4.6	5.0	3.7	13.9	14.8
of which Strategic Resolution Unit	(1.9)	(2.1)	0.9	(5.6)	(1.7)
of which assets managed across businesses [2]	0.8	(1.3)	(0.7)	(2.6)	(4.9)
Other effects	24.9	25.5	(78.0)	6.6	(127.7)
of which Swiss Universal Bank - Private Banking	2.9	4.4	(19.6)	1.7	(27.6)
of which Swiss Universal Bank - Corporate & Institutional Banking	4.9	6.6	(16.6)	7.0	(19.2)
of which International Wealth Management - Private Banking	8.4	6.2	(18.5)	6.6	(38.4)
of which International Wealth Management - Asset Management	4.4	10.1	(4.1)	(7.0)	(13.5)
of which Asia Pacific - Private Banking	6.1	3.7	(20.5)	4.7	(26.2)
of which Strategic Resolution Unit	(0.1)	(2.7)	(0.6)	(3.9)	(5.6)
of which assets managed across businesses [2]	(1.7)	(2.8)	1.9	(2.5)	2.8
Growth in assets under management	36.8	37.6	(61.8)	41.1	(82.9)
of which Swiss Universal Bank - Private Banking	3.1	5.3	(16.5)	3.5	(21.5)
of which Swiss Universal Bank - Corporate & Institutional Banking	3.7	7.3	(14.7)	8.8	(12.8)
of which International Wealth Management - Private Banking	12.8	11.6	(16.8)	21.8	(37.2)
of which International Wealth Management - Asset Management [1]	9.4	13.6	1.5	3.0	9.4
of which Asia Pacific - Private Banking	10.7	8.7	(16.8)	18.6	(11.4)
of which Strategic Resolution Unit	(2.0)	(4.8)	0.3	(9.5)	(7.3)
of which assets managed across businesses [2]	(0.9)	(4.1)	1.2	(5.1)	(2.1)
Growth in assets under management (annualized) (%)
Net new assets	3.8	4.1	4.8	3.8	4.3
of which Swiss Universal Bank - Private Banking	0.3	1.5	4.9	1.0	3.1
of which Swiss Universal Bank - Corporate & Institutional Banking	(1.7)	1.1	2.7	0.9	3.1
of which International Wealth Management - Private Banking	5.8	7.5	2.2	7.0	0.5
of which International Wealth Management - Asset Management [1]	6.4	4.6	7.2	4.1	10.0
of which Asia Pacific - Private Banking	11.6	13.4	9.5	12.3	13.1
of which Strategic Resolution Unit	(38.4)	(34.1)	2.6	(27.4)	(1.6)
of which assets managed across businesses [2]	(3.4)	5.7	3.0	3.8	7.3
Other effects	8.3	8.6	(23.1)	0.7	(12.4)
of which Swiss Universal Bank - Private Banking	4.9	7.5	(30.9)	0.9	(14.2)
of which Swiss Universal Bank - Corporate & Institutional Banking	7.0	9.6	(23.9)	3.4	(9.3)
of which International Wealth Management - Private Banking	11.3	8.6	(24.4)	3.0	(15.8)
of which International Wealth Management - Asset Management	5.5	13.4	(5.2)	(2.9)	(5.9)
of which Asia Pacific - Private Banking	15.4	9.9	(52.6)	4.2	(23.2)
of which Strategic Resolution Unit	(2.0)	(43.9)	(1.7)	(19.0)	(5.2)
of which assets managed across businesses [2]	7.2	12.2	(8.2)	3.6	(4.2)
Growth in assets under management	12.1	12.7	(18.3)	4.5	(8.1)
of which Swiss Universal Bank - Private Banking	5.2	9.0	(26.0)	1.9	(11.1)
of which Swiss Universal Bank - Corporate & Institutional Banking	5.3	10.7	(21.2)	4.3	(6.2)
of which International Wealth Management - Private Banking	17.1	16.1	(22.2)	10.0	(15.3)
of which International Wealth Management - Asset Management [1]	11.9	18.0	2.0	1.2	4.1
of which Asia Pacific - Private Banking	27.0	23.3	(43.1)	16.5	(10.1)
of which Strategic Resolution Unit	(40.4)	(78.0)	0.9	(46.4)	(6.8)
of which assets managed across businesses [2]	3.8	17.9	(5.2)	7.4	3.1
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	3Q16	2Q16	3Q15	9M16	9M15
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	2.8	3.0	3.1	–	–
of which Swiss Universal Bank - Private Banking	(0.5)	0.7	2.4	–	–
of which Swiss Universal Bank - Corporate & Institutional Banking	2.3	3.3	3.8	–	–
of which International Wealth Management - Private Banking	3.8	2.7	1.0	–	–
of which International Wealth Management - Asset Management [1]	4.3	4.5	4.7	–	–
of which Asia Pacific - Private Banking	12.1	10.3	11.0	–	–
of which Strategic Resolution Unit	(5.8)	(3.7)	(2.7)	–	–
of which assets managed across businesses [2]	2.1	3.6	5.1	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3Q16 results
As of the end of 3Q16, assets under management of CHF 1,255.2 billion increased CHF 36.8 billion compared to the end of 2Q16, primarily due to favorable market movements and net new assets of CHF 11.9 billion.
Swiss Universal Bank – Private Banking reported assets under management of CHF 244.5 billion as of the end of 3Q16, an increase of CHF 3.1 billion compared to the end of 2Q16, mainly driven by favorable market movements. Net new assets of CHF 0.2 billion were negatively impacted by terminated relationships with certain external asset managers and the regularization of client assets.
Swiss Universal Bank – Corporate & Institutional Banking reported assets under management of CHF 284.6 billion as of the end of 3Q16, an increase of CHF 3.7 billion compared to the end of 2Q16, driven by favorable market movements, partially offset by net assets outflows of CHF 1.2 billion from a small number of individual cases.
International Wealth Management – Private Banking reported assets under management of CHF 311.4 billion as of the end of 3Q16, an increase of CHF 12.8 billion compared to the end of 2Q16, reflecting favorable market movements and net new assets of CHF 4.4 billion. The net new assets reflected solid inflows from emerging markets and Europe.
International Wealth Management – Asset Management reported assets under management of CHF 324.3 billion as of the end of 3Q16, an increase of CHF 9.4 billion compared to the end of 2Q16, reflecting favorable market movements and net new assets of CHF 5.0 billion. Net new assets reflected inflows from an emerging market joint venture and fixed income products.
Asia Pacific – Private Banking reported assets under management of CHF 169.0 billion as of the end of 3Q16, an increase of CHF 10.7 billion compared to the end of 2Q16, mainly reflecting favorable market movements and net new assets of CHF 4.6 billion. Net new assets reflected inflows primarily from Greater China, South East Asia and Australia.
The Strategic Resolution Unit reported CHF 17.8 billion of assets under management as of the end of 3Q16, a decrease of CHF 2.0 billion compared to the end of 2Q16, primarily reflecting net asset outflows of CHF 1.9 billion due to the wind-down of operations.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” in I – Credit Suisse results for further information.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 3Q16, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track issuance strategy with securities offered at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018, at which time banks will be required to comply with disclosure requirements prescribed by the BCBS and implemented by national regulators.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including the final Basel III LCR rules adopted in 2014. As a result, all Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on the Basel III liquidity framework and Swiss liquidity requirements.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on our approach to liquidity risk management, governance and contingency planning.

Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks, highly rated government bonds and short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
As of the end of 3Q16, our liquidity pool managed by Treasury had a market value of CHF 184.8 billion. The liquidity pool consisted of CHF 90.9 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 93.9 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required.
As of the end of 3Q16, the portfolio that is not managed by Treasury had a market value of CHF 28.3 billion, consisting of CHF 3.7 billion of high-grade bonds and CHF 24.6 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 20% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
End of	3Q16					2Q16	4Q15
	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	53,777	28,458	6,099	2,521	90,855	92,713	72,475
Securities	2,899	60,734	8,616	21,696	93,945	100,704	101,561
Liquid assets [1]	56,676	89,192	14,715	24,217	184,800	193,417	174,036
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
For disclosure purposes our LCR is calculated using a three-month average. As of the end of 3Q16, our LCR average was 163%, representing HQLA of CHF 185.5 billion and net cash outflows of CHF 113.9 billion. The ratio continues to reflect our efforts to ensure that Group entities meet applicable local liquidity requirements.
The decrease in the LCR compared to 2Q16 was driven by the decrease in HQLA, primarily from lower deposits at central banks and holdings of securities issued by governments. Net cash outflows remained stable.
Stable net cash outflows reflected reductions in both total cash outflows and total cash inflows. The reduction in total cash outflows reflected both lower levels of secured and unsecured wholesale funding. The reduction in total cash inflows reflected lower levels of secured lending and reductions in loan inflows from fully performing exposures. Cash outflows from other contractual funding obligations and other cash inflows both decreased significantly, primarily reflecting balances related to open and failed trades. Additionally, the reduction in weighted outflows from credit and liquidity facilities was greater than the unweighted amounts due to a change in the mix of counterparties.
In connection with the implementation of Basel III, certain regulatory LCR disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Further details on our LCR can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.

Liquidity coverage ratio – Group
End of	3Q16				2Q16		4Q15
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		185,484		195,343		175,306
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	152,371		18,984		19,011		19,362
Unsecured wholesale funding	200,116		78,433		81,391		86,619
Secured wholesale funding	–		66,565		70,464		86,778
Additional requirements	203,996		44,886		48,627		60,988
Other contractual funding obligations	56,676		56,676		68,484		49,946
Other contingent funding obligations	273,588		5,889		3,653		3,313
Total cash outflows	–		271,433		291,630		307,006
Cash inflows (CHF million)
Secured lending	115,798		71,343		76,838		95,418
Inflows from fully performing exposures	52,982		28,696		30,827		31,104
Other cash inflows	57,526		57,526		70,642		52,011
Total cash inflows	–		157,565		178,307		178,533
Liquidity coverage ratio
High-quality liquid assets (CHF million)			185,484		195,343		175,306
Net cash outflows (CHF million)			113,868		113,323		128,473
Liquidity coverage ratio (%)			163		172		136
Calculated using a three-month average.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 11% as of the end of 3Q16, compared to 13% as of the end of 2Q16, primarily reflecting a small decrease in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 304 billion as of the end of 3Q16, compared to CHF 306 billion as of the end of 2Q16, reflecting a small decrease in the customer deposit base in private banking and corporate & institutional banking businesses. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet, off-balance sheet and other contractual obligations for further information.
Debt issuances and redemptions
Our long-term debt includes senior, senior bail-in and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds.

As of the end of 3Q16, we had outstanding long-term debt of CHF 195.5 billion, which included senior and subordinated instruments. We had CHF 61.7 billion and CHF 19.2 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q16 compared to CHF 60.4 billion and CHF 18.7 billion, respectively, as of the end of 2Q16.
> Refer to “Capital issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 3Q16, the weighted average maturity of long-term debt was 5.5 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings increased to CHF 11.6 billion as of the end of 3Q16 compared to CHF 11.2 billion as of the end of 2Q16.
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q16, excluding structured notes.
Debt issuances and redemptions
in 3Q16	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	1.4	0.6	0	2.0
of which unsecured	0.4	0.6	0	1.0
of which secured [1]	1.0	0	0	1.0
Maturities / Redemptions	5.4	0	2.1	7.5
of which unsecured	5.0	0	2.1	7.1
of which secured [1]	0.4	0	0.0	0.4
Excludes structured notes.
1 Includes covered bonds.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.7 billion, CHF 2.6 billion and CHF 3.1 billion, respectively, as of the end of 3Q16, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivative product types are monitored as part of the LCR scenario parameters and internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.

Capital management
As of the end of 3Q16, our BIS CET1 ratio was 14.1% and 12.0% on a look-through basis. Our BIS tier 1 leverage ratio was 5.2% and 4.6% on a look-through basis.
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB and currently requires Credit Suisse to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital.

BIS phase-in requirements for Credit Suisse
For	2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%
Capital conservation buffer	0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%
Tier 1	7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%
Total capital	9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125% as well as a trigger at the point of non-viability.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, generally the date of the first step-up coupon.
Banks are required to maintain a tier 1 leverage ratio of 3% beginning on January 1, 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, will be subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs current operating losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund restructuring without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and the gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard. The amended Capital Adequacy Ordinance came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern requirement
The going concern requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and 4.5% of leverage exposure; and (ii) a surcharge, which reflects the G-SIB’s systemic importance. For Credit Suisse, this currently translates into a going concern requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% additional tier 1 capital, which includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% additional tier 1 capital, which includes high-trigger capital instruments.
Gone concern requirement
The gone concern requirement of a G-SIB is equal to its total going concern requirement, that is in 2020, a base requirement of 12.86% of RWA and 4.5% of leverage exposure, plus any surcharges applicable to the relevant G-SIB, but not including any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio and is subject to potential capital rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write down or conversion into equity of regulatory capital of a G-SIB in a restructuring scenario, but before the write down or conversion into equity of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring proceedings and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended Capital Adequacy Ordinance, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Grandfathering provisions
The Capital Adequacy Ordinance provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital;

– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity; and
– Tier 2 capital instruments with a low trigger also qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments to be issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must be approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Other requirements
Effective July 1, 2016, Switzerland implemented an extended countercyclical buffer, which is based on the BIS countercyclical buffer that could require banks to hold up to 2.5% of RWA in the form of CET1 capital. The extended countercyclical buffer relates to a requirement that can be imposed by national regulators when credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
The Swiss Federal Council has not activated the BIS countercyclical buffer for Switzerland but instead requires banks to hold CET1 capital in the amount of 2% of their RWA pertaining to mortgage loans that finance residential property in Switzerland (Swiss countercyclical buffer).
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2015 for further information on the FINMA Decree.
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR (RNIV) and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 3Q16, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2015 for further information.
Regulatory developments and proposals
In July 2016, the BCBS published an updated standard for the regulatory capital treatment of securitization exposures, which will become effective in January 2018. The new standard includes the regulatory capital treatment for “simple, transparent and comparable” (STC) securitizations. It sets forth additional criteria for differentiating the capital treatment of STC securitizations from that of other securitization transactions. Reduced minimum capital requirements will apply to securitizations that comply with the STC criteria.
In October 2016, the BCBS published an amendment to the Basel III standard on the definition of capital, which becomes effective January 1, 2019. The new standard requires internationally active banks to deduct from their tier 2 capital TLAC holdings issued by other G-SIBs that do not otherwise qualify as regulatory capital, subject to certain thresholds.

issuances and redemptions
In August 2016, Credit Suisse issued GBP 500 million of bail-in debt instruments. In August 2016, Credit Suisse redeemed USD 2.0 billion of 7.875% high-trigger tier 2 instruments.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 6.5 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 2.4%, both as of the end of 3Q16.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 11.6 billion and the Higher Trigger Capital Ratio was 4.2%, both as of the end of 3Q16.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital issuances and redemptions in the Credit Suisse Annual Report 2015 for further information on the Higher Trigger Capital Amount.
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q16	2Q16	4Q15	QoQ	3Q16	2Q16	4Q15	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,646	38,933	42,072	(1)	32,362	32,048	32,938	1
Tier 1 capital	50,001	49,780	53,063	0	43,263	43,005	44,601	1
Total eligible capital	57,044	58,850	62,682	(3)	48,205	49,921	51,425	(3)
Risk-weighted assets	273,779	275,056	294,950	0	270,462	271,455	289,946	0
Capital ratios (%)
CET1 ratio	14.1	14.2	14.3	–	12.0	11.8	11.4	–
Tier 1 ratio	18.3	18.1	18.0	–	16.0	15.8	15.4	–
Total capital ratio	20.8	21.4	21.3	–	17.8	18.4	17.7	–
BIS capital metrics
Our CET1 ratio was 14.1% as of the end of 3Q16 compared to 14.2% as of the end of 2Q16, reflecting slightly lower CET1 capital and stable RWA. Our tier 1 ratio was 18.3% as of the end of 3Q16 compared to 18.1% as of the end of 2Q16. Our total capital ratio was 20.8% as of the end of 3Q16 compared to 21.4% as of the end of 2Q16.
CET1 capital was CHF 38.6 billion as of the end of 3Q16 compared to CHF 38.9 billion as of the end of 2Q16, mainly reflecting the cash component of a dividend accrual and the negative foreign exchange impact, partially offset by the net effect of share-based compensation.
Additional tier 1 capital increased to CHF 11.4 billion as of the end of 3Q16 compared to CHF 10.8 billion as of the end of 2Q16, mainly reflecting the regulatory reversal of net losses due to changes in own credit risk on fair-valued financial instruments.
Tier 2 capital was CHF 7.0 billion as of the end of 3Q16 compared to CHF 9.1 billion as of the end of 2Q16, mainly reflecting the redemption of the high-trigger tier 2 instruments.
Total eligible capital was CHF 57.0 billion as of the end of 3Q16 compared to CHF 58.9 billion as of the end of 2Q16, mainly reflecting the decrease in tier 2 capital.
As of the end of 3Q16, the look-through CET1 ratio was 12.0% compared to 11.8% as of the end of 2Q16. As of the end of 3Q16, the look-through total capital ratio was 17.8% compared to 18.4% as of the end of 2Q16.

Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	3Q16		2Q16	4Q15	QoQ	3Q16	2Q16	4Q15	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,276		44,962	44,382	(2)	44,276	44,962	44,382	(2)
Regulatory adjustments [1]	(481)		(223)	(459)	116	(481)	(223)	(459)	116
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	1,334		1,362	2,132	(2)	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	79		73	89	8	–	–	–	–
Goodwill [2]	(2,806)		(2,819)	(1,906)	0	(4,678)	(4,699)	(4,765)	0
Other intangible assets [2]	(37)		(39)	(28)	(5)	(62)	(65)	(71)	(5)
Deferred tax assets that rely on future profitability	(2,586)		(2,359)	(1,262)	10	(4,310)	(3,931)	(3,155)	10
Shortfall of provisions to expected losses	(289)		(310)	(234)	(7)	(481)	(517)	(584)	(7)
Gains/(losses) due to changes in own credit on fair-valued liabilities	(464)		(1,225)	(185)	(62)	(773)	(2,042)	(463)	(62)
Defined benefit pension assets [2]	(340)		(336)	(244)	1	(568)	(559)	(611)	2
Investments in own shares	(10)		(22)	(8)	(55)	(16)	(37)	(21)	(57)
Other adjustments [3]	(30)		(54)	(2)	(44)	(49)	(92)	(5)	(47)
Deferred tax assets from temporary differences (threshold-based)	0		(77)	(203)	100	(496)	(749)	(1,310)	(34)
Adjustments subject to phase-in	(5,149)	[4]	(5,806)	(1,851)	(11)	(11,433)	(12,691)	(10,985)	(10)
CET1 capital	38,646		38,933	42,072	(1)	32,362	32,048	32,938	1
High-trigger capital instruments (7% trigger)	5,793		5,768	6,562	0	5,793	5,768	6,562	0
Low-trigger capital instruments (5.125% trigger)	5,108		5,189	5,101	(2)	5,108	5,189	5,101	(2)
Additional tier 1 instruments	10,901		10,957	11,663	(1)	10,901	10,957	11,663	(1)
Additional tier 1 instruments subject to phase-out [5]	2,703		2,672	2,616	1	–	–	–	–
Deductions from additional tier 1 capital	(2,249)	[6]	(2,782)	(3,288)	(19)	–	–	–	–
Additional tier 1 capital	11,355		10,847	10,991	5	10,901	10,957	11,663	(1)
Tier 1 capital	50,001		49,780	53,063	0	43,263	43,005	44,601	1
High-trigger capital instruments (7% trigger)	699		2,649	2,682	(74)	699	2,649	2,682	(74)
Low-trigger capital instruments (5% trigger)	4,243		4,267	4,142	(1)	4,243	4,267	4,142	(1)
Tier 2 instruments	4,942		6,916	6,824	(29)	4,942	6,916	6,824	(29)
Tier 2 instruments subject to phase-out	2,197		2,257	2,970	(3)	–	–	–	–
Deductions from tier 2 capital	(96)		(103)	(175)	(7)	–	–	–	–
Tier 2 capital	7,043		9,070	9,619	(22)	4,942	6,916	6,824	(29)
Total eligible capital	57,044		58,850	62,682	(3)	48,205	49,921	51,425	(3)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 40% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 40% of goodwill and other intangible assets (CHF 1.9 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

Capital movement – Group
3Q16	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	38,933		32,048
Net income attributable to shareholders	41		41
Foreign exchange impact	(173)	[1]	(146)
Other	(155)	[2]	419
Balance at end of period	38,646		32,362
Additional tier 1 capital (CHF million)
Balance at beginning of period	10,847		10,957
Foreign exchange impact	(41)		(38)
Other	549	[3]	(18)
Balance at end of period	11,355		10,901
Tier 2 capital (CHF million)
Balance at beginning of period	9,070		6,916
Foreign exchange impact	(20)		(4)
Redemptions	(1,946)		(1,946)
Other	(61)		(24)
Balance at end of period	7,043		4,942
Eligible capital (CHF million)
Balance at end of period	57,044		48,205
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares, the net effect of share-based compensation and pensions and a change in other regulatory adjustments (e.g., certain deferred tax assets).

3 Includes the regulatory reversal of net losses due to changes in own credit risk on fair-valued financial instruments.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds).
The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA remained stable at CHF 273.8 billion as of the end of 3Q16 compared to the end of 2Q16, primarily driven by a reduction in risk levels in credit risk and market risk and the foreign exchange impact. These movements were mostly offset by increases resulting from methodology and policy changes in credit risk and market risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, partially offset by increases related to external methodology and policy changes. The decrease in risk levels attributable to book size was mainly due to reductions in commercial lending exposures in the Strategic Resolution Unit, Asia Pacific and Corporate Center, decreases in derivative exposures in the Strategic Resolution Unit, Asia Pacific and International Wealth Management, reductions in advanced CVA resulting from decreased exposures and an increased benefit from hedges in the Strategic Resolution Unit and decreases in secured financing exposures in Global Markets and Corporate Center. These decreases were partially offset by increases in commercial lending exposures in Global Markets, Investment Banking & Capital Markets and Swiss Universal Bank. External methodology and policy changes were related to a phase-in impact from a new FINMA requirement to treat share-backed lending without personal guarantees as corporate exposures. There was also the multiplier on income producing real estate in Swiss Universal Bank and an additional phase-in of the multiplier on certain investment banking corporate exposures across the Group.

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
3Q16 (CHF million)
Credit risk	52,702	20,470	18,258	28,073	15,350	29,793	15,484	180,130
Market risk	574	431	8,154	9,330	123	4,236	202	23,050
Operational risk	11,937	12,289	5,783	13,679	2,546	19,000	0	65,234
Non-counterparty risk	358	267	69	45	0	239	4,387	5,365
Risk-weighted assets – phase-in	65,571	33,457	32,264	51,127	18,019	53,268	20,073	273,779
Look-through adjustment	–	–	–	–	–	–	(3,317)	(3,317)
Risk-weighted assets – look-through	65,571	33,457	32,264	51,127	18,019	53,268	16,756	270,462
4Q15 (CHF million)
Credit risk	47,989	18,653	15,214	33,955	12,856	45,739	18,792	193,198
Market risk	801	858	4,744	15,986	112	7,129	169	29,799
Operational risk	11,240	13,115	6,812	12,839	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets – phase-in	60,352	32,880	26,835	62,838	16,150	72,424	23,471	294,950
Look-through adjustment	–	–	–	–	–	–	(5,004)	(5,004)
Risk-weighted assets – look-through	60,352	32,880	26,835	62,838	16,150	72,424	18,467	289,946
Excluding the foreign exchange impact, the increase in market risk was primarily driven by internal methodology and policy changes and model and parameter updates. The increase was partially offset by decreases in risk levels. The increase in internal methodology and policy changes was mainly due to a refinement in our RNIV model relating to bond reference spreads. Increases in model and parameter updates were primarily due to market data volatility in Global Markets and the Strategic Resolution Unit, partially offset by decreases in Asia Pacific. The movement in risk levels was primarily related to a reduction in market risk levels in Global Markets and International Wealth Management. This decrease was partially offset by an increase in market risk levels in Asia Pacific. Movements in risk levels was also impacted by an increase in trading book securitization exposures in Global Markets.
The decrease in operational risk was driven by internal methodology and policy changes in Global Markets relating to the removal of the FINMA imposed cap on the benefit from the insurance policy purchased in 2Q16. FINMA approved the policy as part of the AMA capital model. There was also a refinement in the allocation between Global Markets and Asia Pacific to reflect the new organizational structure.

Risk-weighted asset movement by risk type – Group
3Q16 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	51,595	20,386	18,838	27,282	13,864	33,591	16,848	182,404
Foreign exchange impact	(120)	(44)	(47)	(99)	(88)	(157)	(47)	(602)
Movements in risk levels	672	21	(1,005)	1,001	1,265	(3,446)	(1,333)	(2,825)
of which credit risk – book size [1]	553	166	(805)	919	1,126	(3,516)	(1,300)	(2,857)
of which credit risk – book quality [2]	119	(145)	(200)	82	139	70	(33)	32
Model and parameter updates [3]	(38)	(41)	(69)	(180)	(12)	(55)	10	(385)
Methodology and policy changes – internal [4]	26	8	(57)	(135)	75	55	(5)	(33)
Methodology and policy changes – external [5]	567	140	598	204	246	(195)	11	1,571
Balance at end of period – phase-in	52,702	20,470	18,258	28,073	15,350	29,793	15,484	180,130
Market risk
Balance at beginning of period	680	687	7,954	8,463	103	3,617	151	21,655
Foreign exchange impact	(2)	(1)	(3)	(20)	0	(8)	0	(34)
Movements in risk levels	(176)	(293)	423	(521)	18	8	52	(489)
Model and parameter updates [3]	66	33	(335)	657	2	260	0	683
Methodology and policy changes – internal [4]	6	5	115	751	0	359	(1)	1,235
Balance at end of period – phase-in	574	431	8,154	9,330	123	4,236	202	23,050
Operational risk
Balance at beginning of period	11,937	12,289	4,783	14,954	2,546	19,000	0	65,509
Methodology and policy changes – internal [4]	0	0	1,000	(1,275)	0	0	0	(275)
Balance at end of period – phase-in	11,937	12,289	5,783	13,679	2,546	19,000	0	65,234
Non-counterparty risk
Balance at beginning of period	392	251	69	51	0	273	4,452	5,488
Movements in risk levels	(34)	16	0	(6)	0	(34)	(65)	(123)
Balance at end of period – phase-in	358	267	69	45	0	239	4,387	5,365
Total
Balance at beginning of period	64,604	33,613	31,644	50,750	16,513	56,481	21,451	275,056
Foreign exchange impact	(122)	(45)	(50)	(119)	(88)	(165)	(47)	(636)
Movements in risk levels	462	(256)	(582)	474	1,283	(3,472)	(1,346)	(3,437)
Model and parameter updates [3]	28	(8)	(404)	477	(10)	205	10	298
Methodology and policy changes – internal [4]	32	13	1,058	(659)	75	414	(6)	927
Methodology and policy changes – external [5]	567	140	598	204	246	(195)	11	1,571
Balance at end of period – phase-in	65,571	33,457	32,264	51,127	18,019	53,268	20,073	273,779
Look-through adjustment [6]	–	–	–	–	–	–	(3,317)	(3,317)
Balance at end of period – look-through	65,571	33,457	32,264	51,127	18,019	53,268	16,756	270,462
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 948.7 billion as of the end of 3Q16 compared to CHF 966.5 billion as of the end of 2Q16. The movement was primarily due to a reduction in the Group’s consolidated balance sheet, reflecting lower operating activities and the foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Look-through leverage exposure – Group
end of	3Q16	2Q16	4Q15
Look-through leverage exposure (CHF million)
Swiss Universal Bank	246,254	245,108	238,180
International Wealth Management	88,899	95,442	101,628
Asia Pacific	108,495	107,595	98,632
Global Markets	286,694	279,099	276,656
Investment Banking & Capital Markets	44,240	43,756	40,898
Strategic Resolution Unit	115,008	143,805	168,544
Corporate Center	59,154	51,743	63,090
Leverage exposure	948,744	966,548	987,628
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.2% as of the end of 3Q16, with a CET1 component of 4.0%. On a look-through basis, the tier 1 leverage ratio was 4.6%, with a CET1 component of 3.4%.
The CET1 leverage ratio was stable compared to the end of 2Q16, reflecting the slight decrease in CET1 capital, partially offset by lower leverage exposure.
The tier 1 leverage ratio increased compared to the end of 2Q16, reflecting stable tier 1 capital and lower leverage exposure.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	3Q16	2Q16	4Q15	QoQ	3Q16	2Q16	4Q15	QoQ
Leverage exposure (CHF million)
Balance sheet assets	806,711	821,164	820,805	(2)	806,711	821,164	820,805	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(9,151)	(11,067)	(10,553)	(17)	(15,387)	(15,276)	(16,431)	1
Derivative financial instruments	91,059	95,582	104,353	(5)	91,059	95,582	104,353	(5)
Securities financing transactions	(17,632)	(15,710)	(16,214)	12	(17,632)	(15,710)	(16,214)	12
Off-balance sheet exposures	83,993	80,788	95,115	4	83,993	80,788	95,115	4
Total adjustments	148,269	149,593	172,701	(1)	142,033	145,384	166,823	(2)
Leverage exposure	954,980	970,757	993,506	(2)	948,744	966,548	987,628	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q16	2Q16	4Q15	QoQ	3Q16	2Q16	4Q15	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	38,646	38,933	42,072	(1)	32,362	32,048	32,938	1
Tier 1 capital	50,001	49,780	53,063	0	43,263	43,005	44,601	1
Leverage exposure	954,980	970,757	993,506	(2)	948,744	966,548	987,628	(2)
Leverage ratios (%)
CET1 leverage ratio	4.0	4.0	4.2	–	3.4	3.3	3.3	–
Tier 1 leverage ratio	5.2	5.1	5.3	–	4.6	4.4	4.5	–

Swiss capital and leverage metrics
Swiss capital metrics
> Refer to “Swiss Requirements” in Regulatory capital framework for further information on Swiss regulatory requirements.
As of the end of 3Q16, our Swiss CET1, going concern capital, gone concern capital and TLAC ratios were 14.0%, 19.8%, 9.7% and 29.5%, respectively, compared to the Swiss phase-in requirements of 8.125%, 10.75%, 3.5% and 14.25%, respectively.
On a look-through basis, as of the end of 3Q16, our Swiss CET1 capital was CHF 32.2 billion and our Swiss CET1 ratio was 11.9% compared to the requirement of 10.0%. Our going concern capital was CHF 43.8 billion and our going concern capital ratio was 16.2%, compared to the requirement of 14.3%. Our gone concern capital was CHF 26.9 billion and our gone concern capital ratio was 9.9%, compared to the requirement of 14.3%. Our total loss-absorbing capacity was CHF 70.7 billion and our TLAC ratio was 26.1%, compared to the requirement of 28.6%.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse Financial Report 2Q16 for previously reported periods.
Swiss capital metrics – Group
	Phase-in	Look- through
end of	3Q16	3Q16
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,498	32,199
Going concern capital	54,341	43,799
Gone concern capital	26,541	26,915
Total loss-absorbing capacity	80,882	70,714
Swiss risk-weighted assets	274,513	271,159
Swiss capital ratios (%)
Swiss CET1 ratio	14.0	11.9
Going concern capital ratio	19.8	16.2
Gone concern capital ratio	9.7	9.9
TLAC ratio	29.5	26.1

Swiss capital and risk-weighted assets – Group
	Phase-in	Look- through
end of	3Q16	3Q16
Swiss capital (CHF million)
CET1 capital – BIS	38,646	32,362
Swiss regulatory adjustments [1]	(148)	(163)
Swiss CET1 capital	38,498	32,199
Additional tier 1 high-trigger capital instruments	5,793	5,793
Grandfathered capital instruments	10,050	5,807
of which additional tier 1 low-trigger capital instruments	5,108	5,108
of which tier 2 high-trigger capital instruments	699	699
of which tier 2 low-trigger capital instruments	4,243	–
Swiss additional tier 1 capital	15,843	11,600
Going concern capital	54,341	43,799
Bail-in debt instruments	22,672	22,672
Additional tier 1 instruments subject to phase-out	2,703	–
Tier 2 instruments subject to phase-out	2,197	–
Tier 2 amortization component	1,314	–
Tier 2 low-trigger capital instruments	–	4,243
Deductions	(2,345)	–
Gone concern capital	26,541	26,915
Total loss-absorbing capacity	80,882	70,714
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	273,779	270,462
Swiss regulatory adjustments [2]	734	697
Swiss risk-weighted assets	274,513	271,159
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in	Look- through
end of	3Q16	3Q16
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,498	32,199
Going concern capital	54,341	43,799
Gone concern capital	26,541	26,915
Total loss-absorbing capacity	80,882	70,714
Leverage exposure	954,980	948,744
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	3.4
Going concern leverage ratio	5.7	4.6
Gone concern leverage ratio	2.8	2.8
TLAC leverage ratio	8.5	7.5
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
As of the end of 3Q16, our Swiss CET1 leverage, going concern leverage, gone concern leverage and TLAC leverage ratios were 4.0%, 5.7%, 2.8% and 8.5%, respectively, compared to the Swiss phase-in requirements of 2.3%, 3.0%, 1.0% and 4.0%, respectively.
On a look-through basis, as of the end of 3Q16, our Swiss CET1 leverage ratio was 3.4% compared to the requirement of 3.5%, our going concern leverage ratio was 4.6%, compared to the requirement of 5.0%, our gone concern leverage ratio was 2.8%, compared to the requirement of 5.0% and our TLAC leverage ratio was 7.5% compared to the requirement of 10.0%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	3Q16	2Q16	4Q15	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,713	37,164	40,013	(1)
Tier 1 capital	47,444	47,497	50,570	0
Total eligible capital	54,543	56,619	60,242	(4)
Risk-weighted assets	266,168	267,502	286,947	0
Capital ratios (%)
CET1 ratio	13.8	13.9	13.9	–
Tier 1 ratio	17.8	17.8	17.6	–
Total capital ratio	20.5	21.2	21.0	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	3Q16		2Q16	4Q15	% change QoQ
Eligible capital (CHF million)
Total shareholder's equity	43,172		43,997	43,406	(2)
Regulatory adjustments [1]	(495)		(313)	(5)	58
Adjustments subject to phase-in	(5,964)	[2]	(6,520)	(3,388)	(9)
CET1 capital	36,713		37,164	40,013	(1)
Additional tier 1 instruments	10,024	[3]	10,098	10,805	(1)
Additional tier 1 instruments subject to phase-out [4]	2,703		2,672	2,616	1
Deductions from additional tier 1 capital	(1,996)	[5]	(2,437)	(2,864)	(18)
Additional tier 1 capital	10,731		10,333	10,557	4
Tier 1 capital	47,444		47,497	50,570	0
Tier 2 instruments	4,991	[6]	6,962	6,865	(28)
Tier 2 instruments subject to phase-out	2,197		2,257	2,970	(3)
Deductions from tier 2 capital	(89)		(97)	(163)	(8)
Tier 2 capital	7,099		9,122	9,672	(22)
Total eligible capital	54,543		56,619	60,242	(4)
Risk-weighted assets by risk type (CHF million)
Credit risk	172,878		175,221	185,574	(1)
Market risk	22,999		21,602	29,755	6
Operational risk	65,234		65,509	66,438	0
Non-counterparty risk	5,057		5,170	5,180	(2)
Risk-weighted assets	266,168		267,502	286,947	0
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.9 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 40% of goodwill and other intangible assets (CHF 1.6 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 0.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	3Q16	2Q16	4Q15	QoQ
Leverage exposure (CHF million)
Balance sheet assets	789,158	804,003	803,931	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,476)	(12,877)	(13,059)	(11)
Derivative financial instruments	91,370	95,821	104,604	(5)
Securities financing transactions	(17,633)	(15,712)	(16,215)	12
Off-balance sheet exposures	83,208	79,918	94,312	4
Total adjustments	145,469	147,150	169,642	(1)
Leverage exposure	934,627	951,153	973,573	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	3Q16	2Q16	4Q15	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,713	37,164	40,013	(1)
Tier 1 capital	47,444	47,497	50,570	0
Leverage exposure	934,627	951,153	973,573	(2)
Leverage ratios (%)
CET1 leverage ratio	3.9	3.9	4.1	–
Tier 1 leverage ratio	5.1	5.0	5.2	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital and leverage metrics” for further information.
Swiss capital metrics – Bank
Phase-in
end of	3Q16
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,585
Going concern capital	51,600
Gone concern capital	26,800
Total loss-absorbing capacity	78,400
Swiss risk-weighted assets	266,869
Swiss capital ratios (%)
Swiss CET1 ratio	13.7
Going concern capital ratio	19.3
Gone concern capital ratio	10.0
TLAC ratio	29.4

Swiss capital and risk-weighted assets – Bank
Phase-in
end of	3Q16
Swiss capital (CHF million)
CET1 capital – BIS	36,713
Swiss regulatory adjustments [1]	(128)
Swiss CET1 capital	36,585
Additional tier 1 high-trigger capital instruments	5,873
Grandfathered capital instruments	9,142
of which additional tier 1 low-trigger capital instruments	4,151
of which tier 2 high-trigger capital instruments	748
of which tier 2 low-trigger capital instruments	4,243
Swiss additional tier 1 capital	15,015
Going concern capital	51,600
Bail-in debt instruments	22,672
Additional tier 1 instruments subject to phase-out	2,703
Tier 2 instruments subject to phase-out	2,197
Tier 2 amortization component	1,314
Deductions	(2,086)
Gone concern capital	26,800
Total loss-absorbing capacity	78,400
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	266,168
Swiss regulatory adjustments [2]	701
Swiss risk-weighted assets	266,869
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
Phase-in
end of	3Q16
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,585
Going concern capital	51,600
Gone concern capital	26,800
Total loss-absorbing capacity	78,400
Leverage exposure	934,627
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	3.9
Going concern leverage ratio	5.5
Gone concern leverage ratio	2.9
TLAC leverage ratio	8.4

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures, leverage ratios and certain liquidity disclosures can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity decreased to CHF 44.3 billion as of the end of 3Q16 compared to CHF 45.0 billion as of the end of 2Q16. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk and foreign exchange-related movements on cumulative translation adjustments. These movements were partially offset by an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
end of	3Q16	2Q16	4Q15	QoQ
Shareholders' equity (CHF million)
Common shares	84	84	78	0
Additional paid-in capital	31,925	31,702	31,925	1
Retained earnings	28,573	28,532	29,139	0
Treasury shares, at cost	(18)	(94)	(125)	(81)
Accumulated other comprehensive loss	(16,288)	(15,262)	(16,635)	7
Total shareholders' equity	44,276	44,962	44,382	(2)
Goodwill	(4,725)	(4,745)	(4,808)	0
Other intangible assets	(192)	(191)	(196)	1
Tangible shareholders' equity [1]	39,359	40,026	39,378	(2)
Shares outstanding (million)
Common shares issued	2,089.9	2,089.9	1,957.4	0
Treasury shares	(1.6)	(8.5)	(5.9)	(81)
Shares outstanding	2,088.3	2,081.4	1,951.5	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	21.20	21.60	22.74	(2)
Goodwill per share	(2.26)	(2.28)	(2.46)	(1)
Other intangible assets per share	(0.09)	(0.09)	(0.10)	0
Tangible book value per share [1]	18.85	19.23	20.18	(2)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 3Q16, our available economic capital decreased 4%, economic risk capital decreased 1%, overall position risk decreased 2% and average risk management VaR in US dollars decreased 18%. Gross impaired loans were stable at CHF 2.3 billion on a gross loan portfolio of CHF 275.6 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
US presidential election
The US will elect a new president on November 8, 2016, and the outcome of the election may result in increased market uncertainty relating to the policies that the president elect may implement in the future. We have developed a suite of stress scenarios to simulate the potential immediate market reaction to the election. That suite of stress scenarios has been run on a weekly basis in October with the outputs monitored with the aim of keeping exposures within our risk appetite.
Ship finance
Prices in all main shipping segments (bulker, tanker and container) remained under pressure during 2016 due to the combination of a slow-down in global trade and overcapacity in the world fleet, which had built up in the past during periods of high demand. This imbalance between supply and demand resulted in lower revenues for the shipping industry and declining market values for vessels. These market developments increased the risks for our ship finance portfolio. The majority of the positions continue to perform, and we strengthened our credit risk monitoring process in response to the current market situation.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management.Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on economic risk capital and position risk.
In 3Q16, there were no changes to our position risk methodology for risk management purposes or our economic risk capital methodology used for capital management purposes.
Available economic capital trends
As of the end of 3Q16, our available economic capital for the Group was CHF 47.2 billion, a decrease of CHF 1.9 billion from the end of 2Q16. BIS look-through CET1 capital increased CHF 0.3 billion, mainly reflecting the net effect of share-based compensation, unrealized gains from fair value of own debt and net income attributable to shareholders, partially offset by the cash component of a dividend accrual and a negative foreign exchange impact. Economic adjustments decreased CHF 2.2 billion, mainly reflecting the redemption of high-trigger tier 2 instruments.

Economic risk capital
	in / end of			% change
	3Q16	2Q16	4Q15	QoQ	Ytd
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	32,362	32,048	32,938	1	(2)
Economic adjustments [1]	14,833	17,023	17,284	(13)	(14)
Available economic capital	47,195	49,071	50,222	(4)	(6)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	19,857	20,314	22,375	(2)	(11)
Operational risk	7,383	7,405	7,501	0	(2)
Other risks [2]	6,857	6,566	6,031	4	14
Economic risk capital	34,097	34,285	35,907	(1)	(5)
Economic risk capital coverage ratio (%) [3]
Economic risk capital coverage ratio	138	143	140	–	–
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,737	5,561	5,233	3	10
International Wealth Management	4,135	3,780	3,469	9	19
Asia Pacific	4,403	4,238	3,684	4	20
Global Markets	8,766	9,857	11,733	(11)	(25)
Investment Banking & Capital Markets	4,944	4,579	4,068	8	22
Strategic Resolution Unit	4,886	5,243	7,084	(7)	(31)
Corporate Center [4]	1,226	1,122	764	9	60
Economic risk capital - Group [5]	34,097	34,285	35,907	(1)	(5)
Average economic risk capital by division (CHF million)
Swiss Universal Bank	5,649	5,530	5,123	2	10
International Wealth Management	3,958	3,751	3,364	6	18
Asia Pacific	4,320	4,073	3,582	6	21
Global Markets	9,311	9,924	12,314	(6)	(24)
Investment Banking & Capital Markets	4,762	4,567	4,032	4	18
Strategic Resolution Unit	5,065	5,671	6,723	(11)	(25)
Corporate Center [4]	1,174	1,159	750	1	57
Average economic risk capital - Group [6]	34,191	34,517	35,762	(1)	(4)
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends. The calculation of divisional economic risk capital under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

3 Ratio of available economic capital to economic risk capital.
4 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
5 Includes a diversification benefit of CHF 0 million, CHF 95 million and CHF 128 million as of the end of 3Q16, 2Q16 and 4Q15, respectively.
6 Includes a diversification benefit of CHF 48 million, CHF 158 million and CHF 126 million as of the end of 3Q16, 2Q16 and 4Q15, respectively.
Economic risk capital trends
Compared to the end of 2Q16, our economic risk capital decreased 1% to CHF 34.1 billion mainly due to a 2% decrease in position risk, partially offset by 4% increase in other risks. The decrease in position risk was mainly due to reduced exposures in Brazil in emerging markets country event risk, lower loan commitments and counterparty risk in international lending & counterparty exposures and decreased residential mortgage-backed securities (RMBS) exposures in the US in real estate & structured assets. These reductions were partially offset by an increase in private banking corporate & retail lending exposures. The increase in other risks primarily reflects increased foreign exchange risk between available economic capital and economic risk capital and reduced benefit from deferred share-based compensation awards, partially offset by lower pension risks reflecting the improved funding status of our US pension plan and risk reduction in the related plan assets.
For Swiss Universal Bank, economic risk capital increased 3% to CHF 5.7 billion from the end of 2Q16, mainly due to increased private banking corporate & retail lending exposures.
For International Wealth Management, economic risk capital increased 9% to CHF 4.1 billion from the end of 2Q16, mainly due to increased private banking corporate & retail lending and increased risk not in economic risk capital.
For Asia Pacific, economic risk capital increased 4% to CHF 4.4 billion from the end of 2Q16, mainly due to increased private banking corporate & retail lending exposures, increased emerging markets country event risk, higher traded equity risk and reduced benefit from deferred share-based compensation awards, partially offset by lower international lending & counterparty exposures.
For Global Markets, economic risk capital decreased 11% to CHF 8.8 billion from the end of 2Q16, primarily reflecting lower emerging market country event risk, reduced international lending & counterparty exposures, decreased RMBS exposures in the US in real estate & structured assets and lower pension risk the improved funding status of our US pension plan and risk reduction in the related plan assets, partially offset by reduced benefit from deferred share-based compensation awards.
For Investment Banking & Capital Markets, economic risk capital increased 8% to CHF 4.9 billion from the end of 2Q16, mainly due increased international lending & counterparty exposures and reduced benefit from deferred share-based compensation awards, partially offset by lower pension risk the improved funding status of our US pension plan and risk reduction in the related plan assets.
For the Strategic Resolution Unit, economic risk capital decreased 7% to CHF 4.9 billion from the end of 2Q16, mainly due to lower international lending & counterparty exposures and decreased RMBS exposures in the US in real estate & structured assets, partially offset by increased emerging market country event risk.
Position risk
	end of			% change
	3Q16	2Q16	4Q15	QoQ	Ytd
Position risk (CHF million)
Fixed income trading [1]	1,178	1,364	1,230	(14)	(4)
Equity trading & investments	1,620	1,538	1,872	5	(13)
Private banking corporate & retail lending	2,930	2,481	2,751	18	7
International lending & counterparty exposures	5,618	5,818	6,094	(3)	(8)
Emerging markets country event risk	1,195	1,525	1,544	(22)	(23)
Real estate & structured assets [2]	1,033	1,225	1,917	(16)	(46)
Simple sum across risk categories	13,574	13,951	15,408	(3)	(12)
Diversification benefit [3]	(2,450)	(2,583)	(2,762)	(5)	(11)
Position risk (99% confidence level for risk management purposes)	11,124	11,368	12,646	(2)	(12)

Position risk (99.97% confidence level for capital management purposes)	19,857	20,314	22,375	(2)	(11)
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange, commodity and insurance exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
Key position risk trends
Compared to the end of 2Q16, position risk for risk management purposes decreased 2% to CHF 11.1 billion, mainly due to reduced exposures in Brazil in emerging markets country event risk, lower loan commitments and counterparty risk in international lending & counterparty risk, decreased RMBS exposures in the US in real estate & structured assets, and lower foreign exchange risk from derivatives in Brazil in fixed income trading. These reductions were partially offset by increased private banking corporate & retail lending exposures across markets and higher equity risk from derivatives in the US in equity trading & investments.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets, Asia Pacific and the Strategic Resolution Unit. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q16, we enhanced the methodology we use to capture the credit spread risk in semi-sovereign positions in emerging markets countries by using more granular time series. Furthermore, we improved our VaR methodology in order to capture certain higher order risks in the price-yield-relationships for vanilla credit products. These higher order risks were previously included in risk not in VaR. The cumulative impact of these updates on our VaR measures was immaterial and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodities and equity.
Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
3Q16	3	2	18	21	8	(25)		27
2Q16	4	1	16	28	15	(31)		33
4Q15	6	1	18	45	29	(48)		51
Average risk management VaR (USD million)
3Q16	3	2	19	22	8	(26)		28
2Q16	4	1	17	28	15	(31)		34
4Q15	6	1	18	46	29	(49)		51
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions. The calculation of divisional average risk management VaR under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
3Q16
Average	13	22	9	2	12	(31)		27
Minimum	9	20	6	1	10	–	[1]	24
Maximum	16	24	14	3	16	–	[1]	31
End of period	14	23	7	1	15	(29)		31
2Q16
Average	13	27	8	2	17	(34)		33
Minimum	9	21	6	2	11	–	[1]	25
Maximum	16	34	12	3	23	–	[1]	40
End of period	13	21	6	3	12	(27)		28
4Q15
Average	21	35	9	2	25	(41)		51
Minimum	13	33	6	1	17	–	[1]	43
Maximum	35	42	12	3	35	–	[1]	60
End of period	17	40	9	1	31	(42)		56
Risk management VaR (USD million)
3Q16
Average	14	22	9	2	12	(31)		28
Minimum	9	21	6	1	10	–	[1]	24
Maximum	16	25	14	3	17	–	[1]	32
End of period	14	24	7	1	16	(30)		32
2Q16
Average	14	28	8	2	17	(35)		34
Minimum	9	21	6	2	12	–	[1]	26
Maximum	17	35	12	3	25	–	[1]	42
End of period	13	22	7	3	12	(29)		28
4Q15
Average	22	35	9	2	25	(42)		51
Minimum	13	32	6	1	18	–	[1]	44
Maximum	35	42	12	3	35	–	[1]	61
End of period	17	40	9	1	32	(42)		57
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as a majority of our trading activities are conducted in US dollars.
Average risk management VaR decreased 18% to USD 28 million from 2Q16, mainly due to the impact of the 2Q16 risk reductions that were reflected for the entire period in the 3Q16 average VaR. These risk reductions were primarily driven by lower credit spread risk, reflecting reduced exposures in distressed credit products across credit markets, RMBS and CMBS in the US and in Europe, as well as reduced equity exposures across equity markets. For the Strategic Resolution Unit, average risk management VaR decreased mainly due to reduced exposures in distressed credit products across credit markets. For Global Markets, the decrease in average risk management VaR was mainly driven by reduced exposures in distressed credit products across credit markets, RMBS and CMBS in the US and in Europe, as well as reduced equity exposures across equity markets. For Asia Pacific, the increase in average risk management VaR was primarily driven by increased interest rate exposures in Japan.
Period-end risk management VaR increased 14% to USD 32 million from 2Q16, mainly driven by increased equity exposure from derivatives in China and India, increased interest rate exposures from European derivatives, and increased credit spread exposures from agency CMBS in the US.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q16 with those for 2Q16 and 4Q15. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 3Q16, compared to no trading loss days in 2Q16 and eight trading loss days in 4Q15.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory capital purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the actual daily trading revenues and with a subset of the actual daily trading revenues for capital purposes. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using the subset of the actual daily trading revenues. In the rolling 12-month period through the end of 3Q16, we had two backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 3Q16, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on VaR backtesting.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 4.5 million as of the end of 3Q16, stable compared to the end of 2Q16.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the private banking, corporate and institutional businesses and in the investment banking businesses.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on credit risk.
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” and “Note 29 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q16 (CHF million)
Mortgages	99,183		3,592		1,135		0	0	348	104,258
Loans collateralized by securities	7,520		17,213		12,308		0	249	283	37,573
Consumer finance	3,030		727		44		20	0	87	3,908
Consumer	109,733		21,532		13,487		20	249	718	145,739
Real estate	23,968		1,020		316		244	342	100	26,001
Commercial and industrial loans	28,605		18,154		22,133		4,036	4,829	3,911	81,689
Financial institutions	4,271		2,226		1,732		4,149	434	5,232	18,150
Governments and public institutions	755		212		1,087		792	0	1,195	4,041
Corporate & institutional	57,599	[2]	21,612	[3]	25,268	[4]	9,221	5,605	10,438	129,881
Gross loans	167,332		43,144		38,755		9,241	5,854	11,156	275,620
of which held at fair value	54		464		5,077		5,836	3,178	5,319	19,928
Net (unearned income) / deferred expenses	33		(111)		(25)		(8)	(6)	(31)	(148)
Allowance for loan losses [5]	(455)		(91)		(61)		(32)	(21)	(206)	(866)
Net loans	166,910		42,942		38,669		9,201	5,827	10,919	274,606
2Q16 (CHF million)
Mortgages	98,776		4,156		1,137		0	0	325	104,394
Loans collateralized by securities	7,160		16,898		11,808		0	293	226	36,385
Consumer finance	3,039		555		48		22	0	93	3,757
Consumer	108,975		21,609		12,993		22	293	644	144,536
Real estate	24,203		1,045		257		233	326	143	26,218
Commercial and industrial loans	27,202		18,055		22,091		4,639	4,764	4,416	81,240
Financial institutions	3,991		2,306		1,536		4,452	340	6,185	18,924
Governments and public institutions	763		214		985		772	0	1,194	3,928
Corporate & institutional	56,159	[2]	21,620	[3]	24,869	[4]	10,096	5,430	11,938	130,310
Gross loans	165,134		43,229		37,862		10,118	5,723	12,582	274,846
of which held at fair value	30		683		5,558		6,053	2,746	5,761	20,831
Net (unearned income) / deferred expenses	(3)		(81)		(20)		(9)	(5)	(30)	(148)
Allowance for loan losses [5]	(470)		(89)		(29)		(31)	(22)	(222)	(863)
Net loans	164,661		43,059		37,813		10,078	5,696	12,330	273,835
4Q15 (CHF million)
Mortgages	97,529		4,080		1,039		0	0	516	103,164
Loans collateralized by securities	7,799		16,748		11,184		0	554	1,661	37,946
Consumer finance	2,971		434		29		28	1	303	3,766
Consumer	108,299		21,262		12,252		28	555	2,480	144,876
Real estate	23,499		877		321		659	482	601	26,451
Commercial and industrial loans	26,549		16,627		21,220		5,061	3,056	5,185	77,767
Financial institutions	4,031		1,393		1,606		7,306	1,199	5,756	21,334
Governments and public institutions	831		82		585		694	0	1,386	3,578
Corporate & institutional	54,910	[2]	18,979	[3]	23,732	[4]	13,720	4,737	12,928	129,130
Gross loans	163,209		40,241		35,984		13,748	5,292	15,408	274,006
of which held at fair value	81		202		4,724		7,329	2,298	6,186	20,820
Net (unearned income) / deferred expenses	7		(82)		(29)		(13)	(6)	(22)	(145)
Allowance for loan losses [5]	(499)		(75)		(50)		(35)	(6)	(201)	(866)
Net loans	162,717		40,084		35,905		13,700	5,280	15,185	272,995
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 11,410 million and CHF 33,678 million, respectively, as of the end of 3Q16, CHF 10,015 million and CHF 33,905 million, respectively, as of the end of 2Q16, and CHF 9,201 million and CHF 33,615 million, respectively, as of the end of 4Q15.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 16,969 million and CHF 863 million, respectively, as of the end of 3Q16, CHF 16,549 million and CHF 905 million, respectively, as of the end of 2Q16, and CHF 15,951 million and CHF 911 million, respectively, as of the end of 4Q15.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 17,890 million and CHF 192 million, respectively, as of the end of 3Q16, CHF 17,009 million and CHF 249 million, respectively, as of the end of 2Q16, and CHF 17,627 million and CHF 244 million, respectively, as of the end of 4Q15.

5 Allowance for loan losses are only based on loans which are not carried at fair value.

Loans
Compared to the end of 2Q16, gross loans increased CHF 0.8 billion to CHF 275.6 billion as of the end of 3Q16, mainly driven by higher loans collateralized by securities and higher commercial and industrial loans, partially offset by lower loans to financial institutions and lower loans to the real estate sector. The net increase of CHF 1.2 billion in loans collateralized by securities was mainly driven by Asia Pacific, Swiss Universal Bank and International Wealth Management. The net increase of CHF 0.4 billion in commercial and industrial loans was mainly driven by Swiss Universal Bank, partially offset by Global Markets and the Strategic Resolution Unit. Loans to financial institutions decreased CHF 0.8 billion, primarily in the Strategic Resolution Unit, partially offset by increases in Global Markets, Swiss Universal Bank and Asia Pacific. Loans to the real estate sector decreased CHF 0.2 billion, primarily in Swiss Universal Bank.
On a divisional level, increases in gross loans of CHF 2.2 billion in Swiss Universal Bank, CHF 0.9 billion in Asia Pacific and CHF 0.1 billion in Investment Banking & Capital Markets were partially offset by decreases of CHF 1.4 billion in the Strategic Resolution Unit, CHF 0.9 billion in Global Markets and CHF 0.1 billion in International Wealth Management.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q16 (CHF million)
Non-performing loans	382	342	276	9	0	423	1,432
Non-interest-earning loans	174	23	2	0	0	74	273
Non-performing and non-interest-earning loans	556	365	278	9	0	497	1,705
Restructured loans	35	37	8	0	0	186	266
Potential problem loans	184	40	3	9	0	95	331
Other impaired loans	219	77	11	9	0	281	597
Gross impaired loans [2]	775	442	289	18	0	778	2,302
of which loans with a specific allowance	685	184	251	18	0	671	1,809
of which loans without a specific allowance	90	258	38	0	0	107	493
2Q16 (CHF million)
Non-performing loans	429	229	183	8	0	577	1,426
Non-interest-earning loans	174	16	2	0	0	12	204
Non-performing and non-interest-earning loans	603	245	185	8	0	589	1,630
Restructured loans	34	86	16	0	0	121	257
Potential problem loans	157	37	4	9	0	210	417
Other impaired loans	191	123	20	9	0	331	674
Gross impaired loans [2]	794	368	205	17	0	920	2,304
of which loans with a specific allowance	696	180	183	17	0	675	1,751
of which loans without a specific allowance	98	188	22	0	0	245	553
4Q15 (CHF million)
Non-performing loans	414	94	205	26	2	242	983
Non-interest-earning loans	201	33	3	0	0	35	272
Non-performing and non-interest-earning loans	615	127	208	26	2	277	1,255
Restructured loans	44	52	10	0	0	176	282
Potential problem loans	136	73	11	9	0	207	436
Other impaired loans	180	125	21	9	0	383	718
Gross impaired loans [2]	795	252	229	35	2	660	1,973
of which loans with a specific allowance	729	148	227	35	2	469	1,610
of which loans without a specific allowance	66	104	2	0	0	191	363
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans which are not carried at fair value.

Impaired loans
Compared to the end of 2Q16, gross impaired loans were stable at CHF 2.3 billion as of the end of 3Q16, mainly reflecting lower potential problem loans in the Strategic Resolution Unit, partially offset by higher non-interest-earning loans and higher restructured loans in the Strategic Resolution Unit. Non-performing loans were stable, reflecting increases in International Wealth Management and Asia Pacific offset by decreases in the Strategic Resolution Unit and Swiss Universal Bank. Decreases in potential problem loans were primarily driven by the reclassification of a large single exposure to non-impaired status in the Strategic Resolution Unit.
In the Strategic Resolution Unit, gross impaired loans decreased CHF 142 million, primarily driven by the reclassification of an impaired CHF 97 million exposure to an oil and gas extraction counterparty to non-impaired status due to improved collateral coverage levels and the sale of another CHF 55 million oil and gas exposure. In Swiss Universal Bank, gross impaired loans decreased CHF 19 million, primarily driven by write-offs in consumer finance and corporate & institutional loans as well as reclassifications to non-impaired status, partially offset by new impairments across corporate & institutional and consumer loans. In Asia Pacific, gross impaired loans increased CHF 84 million, primarily driven by a small number of individually impaired share-based loans in Hong Kong which were impaired due to their collateral values abruptly falling below their loan amounts, and the impairment of a single facility extended to an investment company. In International Wealth Management, gross impaired loans increased CHF 74 million, primarily driven by aviation finance and lombard loans, partially offset by reductions in ship finance.
Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q16 (CHF million)
Allowance for loan losses at beginning of period [2]	470	89	29	31	22	222	863
of which individually evaluated for impairment	323	56	21	8	0	215	623
of which collectively evaluated for impairment	147	33	8	23	22	7	240
Net movements recognized in statements of operations	16	15	34	1	(5)	1	62
Gross write-offs	(35)	(17)	(6)	0	(1)	(19)	(78)
Recoveries	2	4	0	1	1	2	10
Net write-offs	(33)	(13)	(6)	1	0	(17)	(68)
Provisions for interest	1	1	5	0	1	0	8
Foreign currency translation impact and other adjustments, net	1	(1)	(1)	(1)	3	0	1
Allowance for loan losses at end of period [2]	455	91	61	32	21	206	866
of which individually evaluated for impairment	306	57	54	9	0	203	629
of which collectively evaluated for impairment	149	34	7	23	21	3	237
9M16 (CHF million)
Allowance for loan losses at beginning of period [2]	499	75	50	35	6	201	866
of which individually evaluated for impairment	366	43	38	15	0	188	650
of which collectively evaluated for impairment	133	32	12	20	6	13	216
Net movements recognized in statements of operations	45	29	9	5	11	76	175
Gross write-offs	(94)	(20)	(6)	(8)	(1)	(96)	(225)
Recoveries	8	6	1	1	2	26	44
Net write-offs	(86)	(14)	(5)	(7)	1	(70)	(181)
Provisions for interest	1	2	9	0	1	1	14
Foreign currency translation impact and other adjustments, net	(4)	(1)	(2)	(1)	2	(2)	(8)
Allowance for loan losses at end of period [2]	455	91	61	32	21	206	866
of which individually evaluated for impairment	306	57	54	9	0	203	629
of which collectively evaluated for impairment	149	34	7	23	21	3	237
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses are only based on loans which are not carried at fair value.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
3Q16 (%)
Non-performing and non-interest-earning loans / Gross loans	0.3	0.9	0.8	0.3	0.0	8.5	0.7
Gross impaired loans / Gross loans	0.5	1.0	0.9	0.5	0.0	13.3	0.9
Allowance for loan losses / Gross loans	0.3	0.2	0.2	0.9	0.8	3.5	0.3
Specific allowance for loan losses / Gross impaired loans	39.5	12.9	18.7	50.0	–	26.1	27.3
2Q16 (%)
Total non-performing and non-interest-earning loans / Gross loans	0.4	0.6	0.6	0.2	0.0	8.6	0.6
Gross impaired loans / Gross loans	0.5	0.9	0.6	0.4	0.0	13.5	0.9
Allowance for loan losses / Gross loans	0.3	0.2	0.1	0.8	0.7	3.3	0.3
Specific allowance for loan losses / Gross impaired loans	40.7	15.2	10.2	47.1	–	23.4	27.0
4Q15 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	0.3	0.7	0.4	0.1	3.0	0.5
Gross impaired loans / Gross loans	0.5	0.6	0.7	0.5	0.1	7.2	0.8
Allowance for loan losses / Gross loans [2]	0.3	0.2	0.2	0.5	0.2	2.2	0.3
Specific allowance for loan losses / Gross impaired loans [2]	46.0	17.1	16.6	42.9	0.0	28.5	32.9
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans which are not carried at fair value.
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Prior period has been corrected.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our OTC derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain as of the end of 3Q16 was EUR 3,546 million, stable compared to EUR 3,528 million as of the end of 2Q16. Our net exposure to these sovereigns was EUR 562 million, 5% higher compared to EUR 535 million as of the end of 2Q16. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 3Q16 included net exposure to financial institutions of EUR 2,402 million and to corporates and other counterparties of EUR 1,397 million, 14% lower compared to EUR 2,802 million and 17% higher compared to EUR 1,192 million, respectively, as of the end of 2Q16.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 3Q16, the long-term sovereign debt ratings of the countries listed in the table remained unchanged.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 3Q16		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	218	36	158		24	0		(58)		218	24
Financial institutions	0	0	0		0	0		0		0	0
Corporates & other	50	0	0		50	0		0		50	50
Total	268	36	158		74	0		(58)		268	74
Cyprus (EUR million)
Sovereign	0	0	0		0	10		0		10	10
Financial institutions	56	0	50		6	0		0		56	6
Corporates & other	1,109	0	1,095		14	0		0		1,109	14
Total	1,165	0	1,145		20	10		0		1,175	30
Greece (EUR million)
Sovereign	0	0	0		0	2		4		2	2
Financial institutions	241	0	241		0	0		0		241	0
Corporates & other	1,189	0	1,167		22	1		(20)		1,190	23
Total	1,430	0	1,408		22	3		(16)		1,433	25
Ireland (EUR million)
Sovereign	15	0	0		15	0		(9)		15	15
Financial institutions	1,518	7	465		1,046	35		(60)		1,553	1,081
Corporates & other	917	109	435		373	27		(142)		944	400
Total	2,450	116	900		1,434	62		(211)		2,512	1,496
Italy (EUR million)
Sovereign	3,239	2,576	214		449	0		(1,358)		3,239	449
Financial institutions	1,335	0	888		447	16		9		1,351	463
Corporates & other	3,109	115	2,534		460	75		(46)		3,184	535
Total	7,683	2,691	3,636		1,356	91		(1,395)		7,774	1,447
Malta (EUR million)
Financial institutions	40	0	0		40	0		0		40	40
Corporates & other	508	0	508		0	0		0		508	0
Total	548	0	508		40	0		0		548	40
Portugal (EUR million)
Sovereign	0	0	0		0	38		33		38	38
Financial institutions	156	0	152		4	1		(2)		157	5
Corporates & other	204	3	115		86	10		(6)		214	96
Total	360	3	267		90	49		25		409	139
Spain (EUR million)
Sovereign	24	0	0		24	0		(14)		24	24
Financial institutions	1,736	0	930		806	1		(149)		1,737	807
Corporates & other	1,512	10	1,226		276	3		(191)		1,515	279
Total	3,272	10	2,156		1,106	4		(354)		3,276	1,110
Total (EUR million)
Sovereign	3,496	2,612	372		512	50		(1,402)		3,546	562
Financial institutions	5,082	7	2,726		2,349	53		(202)		5,135	2,402
Corporates & other	8,598	237	7,080		1,281	116		(405)		8,714	1,397
Total	17,176	2,856	10,178		4,142	219		(2,009)		17,395	4,361
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 806.7 billion, total liabilities were CHF 762.0 billion and total equity was CHF 44.8 billion. Total assets decreased 2% and total liabilities decreased 2% for the quarter, reflecting lower operating activities and the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 806.7 billion as of the end of 3Q16, a decrease of CHF 14.5 billion, or 2%, from the end of 2Q16, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 12.0 billion.
Compared to the end of 2Q16, cash and due from banks decreased CHF 9.1 billion, or 8%, mainly driven by lower cash positions at the Fed. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 7.3 billion, or 6%, mainly driven by a decrease in reverse repurchase transactions with customers and the foreign exchange translation impact. Brokerage receivables decreased CHF 2.7 billion, or 6%, mainly driven by a decrease in foreign exchange activity, a decrease in failed settlements and the foreign exchange translation impact. Net loans were stable. Trading assets increased CHF 6.3 billion, or 4%, mainly due to higher equity and debt securities, partially offset by lower derivative instruments and the foreign exchange translation impact. All other assets decreased CHF 2.4 billion, or 3%, mainly reflecting a decrease in other assets related to cash collateral on derivative instruments and the foreign exchange translation impact, partially offset by an increase in securities received as collateral.
Balance sheet summary
	end of			% change
	3Q16	2Q16	4Q15	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	104,972	114,049	92,328	(8)	14
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	114,793	122,068	123,049	(6)	(7)
Trading assets	183,870	177,619	190,737	4	(4)
Net loans	274,606	273,835	272,995	0	1
Brokerage receivables	39,392	42,108	34,542	(6)	14
All other assets	89,078	91,485	107,154	(3)	(17)
Total assets	806,711	821,164	820,805	(2)	(2)
Liabilities and equity (CHF million)
Due to banks	21,964	23,229	21,054	(5)	4
Customer deposits	345,148	347,559	342,705	(1)	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,261	32,499	46,598	(1)	(31)
Trading liabilities	47,893	51,682	48,971	(7)	(2)
Long-term debt	195,455	200,226	197,608	(2)	(1)
Brokerage payables	42,188	43,944	39,452	(4)	7
All other liabilities	77,045	76,696	79,399	0	(3)
Total liabilities	761,954	775,835	775,787	(2)	(2)
Total shareholders' equity	44,276	44,962	44,382	(2)	0
Noncontrolling interests	481	367	636	31	(24)
Total equity	44,757	45,329	45,018	(1)	(1)

Total liabilities and equity	806,711	821,164	820,805	(2)	(2)

Total liabilities were CHF 762.0 billion as of the end of 3Q16, a decrease of CHF 13.9 billion, or 2%, from the end of 2Q16, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 11.6 billion.
Compared to the end of 2Q16, long-term debt decreased CHF 4.8 billion, or 2%, primarily driven by maturities of senior and subordinated debt and the foreign exchange translation impact, partially offset by the issuance of senior debt. Trading liabilities decreased CHF 3.8 billion, or 7%, mainly reflecting a decrease in derivative instruments and the foreign exchange translation impact. Customer deposits decreased CHF 2.4 billion, or 1%, mainly driven by decreases in current accounts related to private clients, numbered accounts for private and institutional clients, a decrease in certificates of deposits and the foreign exchange translation impact, largely offset by an increase in demand deposits. Brokerage payables decreased by CHF 1.8 billion, or 4%, mainly reflecting a decrease in margin lending balances with customers, failed settlements and the foreign exchange translation impact. Due to banks decreased CHF 1.3 billion, or 5%, mainly driven by an decrease in demand, money market and time deposits with banks. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions were stable. All other liabilities were stable.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 and “Note 27 – Guarantees and commitments” and “Note 31 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Restructuring expenses
14 Earnings per share
15 Trading assets and liabilities
16 Investment securities
17 Loans, allowance for loan losses and credit quality
18 Goodwill
19 Other assets and other liabilities
20 Long-term debt
22 Offsetting of financial assets and financial liabilities
23 Tax
24 Employee deferred compensation
25 Pension and other post-retirement benefits
26 Derivatives and hedging activities
27 Guarantees and commitments
28 Transfers of financial assets and variable interest entities
29 Financial instruments
30 Assets pledged and collateral
31 Litigation
32 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2016, the related condensed consolidated statements of operations, changes in equity and comprehensive income, for the three and nine month periods ended September 30, 2016 and 2015, and the related condensed consolidated statements of cash flows for the nine month periods ended September 30, 2016 and 2015. These condensed consolidated financial statements are the responsibility of the Group’s management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2015, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2015, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Nicholas Edmonds         Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
November 3, 2016

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q16	2Q16	3Q15	9M16	9M15
Consolidated statements of operations (CHF million)
Interest and dividend income	4,222	4,757	4,422	13,564	14,815
Interest expense	(2,292)	(2,758)	(2,338)	(7,624)	(7,710)
Net interest income	1,930	1,999	2,084	5,940	7,105
Commissions and fees	2,680	2,796	2,892	8,151	9,130
Trading revenues	232	94	801	55	2,689
Other revenues	554	219	208	996	663
Net revenues	5,396	5,108	5,985	15,142	19,587
Provision for credit losses	55	(28)	110	177	191
Compensation and benefits	2,674	2,734	2,507	7,890	8,397
General and administrative expenses	1,978	1,760	2,100	5,586	5,766
Commission expenses	322	352	416	1,061	1,214
Restructuring expenses	145	91	–	491	–
Total other operating expenses	2,445	2,203	2,516	7,138	6,980
Total operating expenses	5,119	4,937	5,023	15,028	15,377
Income/(loss) before taxes	222	199	852	(63)	4,019
Income tax expense	185	21	83	27	1,150
Net income/(loss)	37	178	769	(90)	2,869
Net income/(loss) attributable to noncontrolling interests	(4)	8	(10)	1	(15)
Net income/(loss) attributable to shareholders	41	170	779	(91)	2,884
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.02	0.08	0.46	(0.05)	1.68
Diluted earnings/(loss) per share	0.02	0.08	0.44	(0.05)	1.64
Consolidated statements of comprehensive income (unaudited)
in	3Q16	2Q16	3Q15	9M16	9M15
Comprehensive income/(loss) (CHF million)
Net income/(loss)	37	178	769	(90)	2,869
Gains/(losses) on cash flow hedges	(32)	20	22	34	61
Foreign currency translation	(221)	345	1,121	(731)	(1,425)
Unrealized gains/(losses) on securities	(1)	2	0	6	(2)
Actuarial gains/(losses)	95	82	72	282	253
Net prior service credit/(cost)	(24)	(25)	(20)	(77)	(63)
Gains/(losses) on liabilities related to credit risk	(852)	(69)	–	345	–
Other comprehensive income/(loss), net of tax	(1,035)	355	1,195	(141)	(1,176)
Comprehensive income/(loss)	(998)	533	1,964	(231)	1,693
Comprehensive income/(loss) attributable to noncontrolling interests	(13)	22	16	(12)	(43)
Comprehensive income/(loss) attributable to shareholders	(985)	511	1,948	(219)	1,736
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q16	2Q16	4Q15
Assets (CHF million)
Cash and due from banks	104,972	114,049	92,328
of which reported at fair value	453	318	89
of which reported from consolidated VIEs	595	489	1,693
Interest-bearing deposits with banks	827	820	867
of which reported at fair value	49	0	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	114,793	122,068	123,049
of which reported at fair value	77,237	79,927	83,565
of which reported from consolidated VIEs	0	0	53
Securities received as collateral, at fair value	27,707	25,993	28,511
of which encumbered	23,567	22,046	27,940
Trading assets, at fair value	183,870	177,619	190,737
of which encumbered	62,712	58,393	62,559
of which reported from consolidated VIEs	3,287	3,475	2,372
Investment securities	2,377	2,611	3,090
of which reported at fair value	2,377	2,611	3,090
of which reported from consolidated VIEs	331	544	1,009
Other investments	6,012	6,149	7,021
of which reported at fair value	3,441	3,587	4,237
of which reported from consolidated VIEs	1,889	1,955	1,986
Net loans	274,606	273,835	272,995
of which reported at fair value	19,928	20,831	20,820
of which encumbered	107	111	108
of which reported from consolidated VIEs	271	360	1,312
allowance for loan losses	(866)	(863)	(866)
Premises and equipment	4,640	4,693	4,644
of which reported from consolidated VIEs	246	282	327
Goodwill	4,725	4,745	4,808
Other intangible assets	192	191	196
of which reported at fair value	115	111	112
Brokerage receivables	39,392	42,108	34,542
Other assets	42,598	46,283	58,017
of which reported at fair value	15,108	13,439	25,627
of which encumbered	71	50	671
of which reported from consolidated VIEs	2,683	2,503	14,451
Total assets	806,711	821,164	820,805
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q16	2Q16	4Q15
Liabilities and equity (CHF million)
Due to banks	21,964	23,229	21,054
of which reported at fair value	414	514	482
Customer deposits	345,148	347,559	342,705
of which reported at fair value	3,742	3,908	3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,261	32,499	46,598
of which reported at fair value	19,861	18,114	32,398
Obligation to return securities received as collateral, at fair value	27,707	25,993	28,511
Trading liabilities, at fair value	47,893	51,682	48,971
of which reported from consolidated VIEs	132	137	27
Short-term borrowings	11,600	11,178	8,657
of which reported at fair value	3,374	2,996	3,112
of which reported from consolidated VIEs	0	1	81
Long-term debt	195,455	200,226	197,608
of which reported at fair value	74,997	73,922	80,931
of which reported from consolidated VIEs	1,966	1,780	14,826
Brokerage payables	42,188	43,944	39,452
Other liabilities	37,738	39,525	42,231
of which reported at fair value	9,640	10,104	11,754
of which reported from consolidated VIEs	233	241	836
Total liabilities	761,954	775,835	775,787
Common shares	84	84	78
Additional paid-in capital	31,925	31,702	31,925
Retained earnings	28,573	28,532	29,139
Treasury shares, at cost	(18)	(94)	(125)
Accumulated other comprehensive income/(loss)	(16,288)	(15,262)	(16,635)
Total shareholders' equity	44,276	44,962	44,382
Noncontrolling interests	481	367	636
Total equity	44,757	45,329	45,018

Total liabilities and equity	806,711	821,164	820,805
end of	3Q16	2Q16	4Q15
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,797,379,244	2,797,379,244	2,666,152,845
Common shares issued	2,089,897,378	2,089,897,378	1,957,379,244
Treasury shares	(1,562,140)	(8,533,613)	(5,910,224)
Shares outstanding	2,088,335,238	2,081,363,765	1,951,469,020
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
3Q16 (CHF million)
Balance at beginning of period	84	31,702		28,532	(94)	(15,262)	44,962	367	45,329
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(2)	(2)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	15	15
Net income/(loss)	–	–		41	–	–	41	(4)	37
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,026)	(1,026)	(9)	(1,035)
Sale of treasury shares	–	19		–	4,091	–	4,110	–	4,110
Repurchase of treasury shares	–	–		–	(4,031)	–	(4,031)	–	(4,031)
Share-based compensation, net of tax	–	241	[3]	–	16	–	257	–	257
Financial instruments indexed to own shares [4]	–	(37)		–	–	–	(37)	–	(37)
Change in scope of consolidation, net	–	–		–	–	–	–	114	114
Balance at end of period	84	31,925		28,573	(18)	(16,288)	44,276	481	44,757
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax benefit of CHF 2 million from the excess fair value of shares delivered over recognized compensation expense.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2Q16 (CHF million)
Balance at beginning of period	78	32,318	28,362	(158)	(15,603)	44,997	450	45,447
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(53)	(53)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	13	13
Net income/(loss)	–	–	170	–	–	170	8	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	341	341	14	355
Issuance of common shares	6	1,661	–	–	–	1,667	–	1,667
Sale of treasury shares	–	29	–	6,192	–	6,221	–	6,221
Repurchase of treasury shares	–	–	–	(6,254)	–	(6,254)	–	(6,254)
Share-based compensation, net of tax	–	(766)	–	126	–	(640)	–	(640)
Financial instruments indexed to own shares	–	(81)	–	–	–	(81)	–	(81)
Dividends paid	–	(1,435)	–	–	–	(1,435)	–	(1,435)
Change in scope of consolidation, net	–	–	–	–	–	–	(36)	(36)
Other	–	(24)	–	–	–	(24)	(29)	(53)
Balance at end of period	84	31,702	28,532	(94)	(15,262)	44,962	367	45,329
3Q15 (CHF million)
Balance at beginning of period	65	25,860	34,188	(151)	(17,320)	42,642	818	43,460
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(32)	(32)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	779	–	–	779	(10)	769
Total other comprehensive income/(loss), net of tax	–	–	–	–	1,169	1,169	26	1,195
Sale of treasury shares	–	(6)	–	4,808	–	4,802	–	4,802
Repurchase of treasury shares	–	–	–	(4,805)	–	(4,805)	–	(4,805)
Share-based compensation, net of tax	–	278	–	30	–	308	–	308
Financial instruments indexed to own shares	–	(138)	–	–	–	(138)	–	(138)
Change in scope of consolidation, net	–	–	–	–	–	–	(64)	(64)
Balance at end of period	65	25,994	34,967	(118)	(16,151)	44,757	743	45,500
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
9M16 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(65)	(65)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	92	92
Net income/(loss)	–	–		(91)	–	–	(91)	1	(90)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	(128)	(128)	(13)	(141)
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	(17)		–	13,285	–	13,268	–	13,268
Repurchase of treasury shares	–	–		–	(13,332)	–	(13,332)	–	(13,332)
Share-based compensation, net of tax	–	(42)	[3]	–	154	–	112	–	112
Financial instruments indexed to own shares [4]	–	(145)		–	–	–	(145)	–	(145)
Dividends paid	–	(1,435)	[5]	–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation, net	–	–		–	–	–	–	(141)	(141)
Other	–	(22)		–	–	–	(22)	(29)	(51)
Balance at end of period	84	31,925		28,573	(18)	(16,288)	44,276	481	44,757
9M15 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(246)	(246)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	50	50
Net income/(loss)	–	–		2,884	–	–	2,884	(15)	2,869
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,148)	(1,148)	(28)	(1,176)
Issuance of common shares	1	710		–	–	–	711	–	711
Sale of treasury shares	–	(9)		–	12,246	–	12,237	–	12,237
Repurchase of treasury shares	–	–		–	(13,190)	–	(13,190)	–	(13,190)
Share-based compensation, net of tax	–	(579)		–	1,018	–	439	–	439
Financial instruments indexed to own shares	–	2		–	–	–	2	–	2
Dividends paid	–	(1,137)		–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	(58)	(58)
Other	–	–		–	–	–	–	(2)	(2)
Balance at end of period	65	25,994		34,967	(118)	(16,151)	44,757	743	45,500
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (124) million from the excess recognized compensation expense over fair value of shares delivered.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M16	9M15
Operating activities of continuing operations (CHF million)
Net income/(loss)	(90)	2,869
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	705	782
Provision for credit losses	177	191
Deferred tax provision/(benefit)	(488)	531
Share of net income/(loss) from equity method investments	13	(63)
Trading assets and liabilities, net	4,677	26,665
(Increase)/decrease in other assets	(4,183)	(1,966)
Increase/(decrease) in other liabilities	1,180	(19,234)
Other, net	1,079	(2,640)
Total adjustments	3,160	4,266
Net cash provided by/(used in) operating activities of continuing operations	3,070	7,135
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	53	127
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	7,538	26,545
Purchase of investment securities	(76)	(308)
Proceeds from sale of investment securities	11	16
Maturities of investment securities	271	858
Investments in subsidiaries and other investments	(537)	(450)
Proceeds from sale of other investments	1,162	1,269
(Increase)/decrease in loans	(3,852)	(7,152)
Proceeds from sales of loans	1,389	1,494
Capital expenditures for premises and equipment and other intangible assets	(870)	(757)
Proceeds from sale of premises and equipment and other intangible assets	54	12
Other, net	538	197
Net cash provided by/(used in) investing activities of continuing operations	5,681	21,851
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M16	9M15
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	5,650	(5,724)
Increase/(decrease) in short-term borrowings	3,456	(11,495)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,707)	(17,384)
Issuances of long-term debt	43,982	63,294
Repayments of long-term debt	(35,434)	(40,602)
Issuances of common shares	725	1
Sale of treasury shares	13,268	12,237
Repurchase of treasury shares	(13,332)	(13,190)
Dividends paid	(493)	(427)
Other, net	318	620
Net cash provided by/(used in) financing activities of continuing operations	4,433	(12,670)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(540)	(1,022)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	12,644	15,294

Cash and due from banks at beginning of period	92,328	79,349
Cash and due from banks at end of period	104,972	94,643
Supplemental cash flow information (unaudited)
in	9M16	9M15
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	245	846
Cash paid for interest	7,181	7,877
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	3
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	35
Liabilities sold	0	7
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with US GAAP and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2015 included in the Credit Suisse Annual Report 2015.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q16 consolidated statements of operations and comprehensive income, the 2Q16 consolidated balance sheet and the 3Q16, 2Q16 and 3Q15 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for a description of accounting standards adopted in 2015.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Accounting Standards Codification (ASC) Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The adoption of ASU 2014-12 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are VIEs or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. The adoption of ASU 2015-02 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the VIE guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. The adoption of ASU 2014-13 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging. The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. The adoption of ASU 2014-16 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Measurement
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2015-07), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. The adoption of ASU 2015-07 on January 1, 2016 resulted in modified disclosures but did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. Early adoption of the full standard is not permitted, however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in AOCI. The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to AOCI of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.
ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), an update to ASC Subtopic 835-30, “Interest – Imputation of Interest”. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. The adoption of ASU 2015-03 on January 1, 2016 resulted in a reduction to both total assets and total liabilities of CHF 541 million, however, retrospective application was deemed immaterial and, as such, prior periods were not restated.
Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, the adoption of ASU 2014-15 will have no impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 230 – Statement of Cash Flows
In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (ASU 2016-15), an update to ASC Topic 230 – Statement of Cash Flows. The amendments in ASU 2016-15 provide guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 is required to be applied retrospectively to all periods presented beginning in the year of adoption. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted, including adoption in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2016-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), an update to ASC Topic 326 – Financial Instruments – Credit Losses. The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. The ASU eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, the ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group will now incorporate forward-looking information into its credit loss estimates. The ASU requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission (SEC) filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and for the interim and annual reporting periods thereafter. Early application will be permitted for annual reporting periods, and for the interim periods within those annual reporting periods, beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-19, as amended by ASU 2015-14 “Deferral of the Effective Date”, ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, ASU 2016-10 “Identifying Performance Obligations and Licensing”, ASU 2016-11 “Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting” and ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients”, is effective for the annual reporting period beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2014-09 and its amendments on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 740 – Income Taxes
In October 2016, the FASB issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 is required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The Group is currently evaluating the impact of the adoption of ASU 2016-16 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.
3 Business developments
Credit Suisse (Schweiz) AG
We registered a new Swiss legal entity under the name Credit Suisse (Schweiz) AG in 2015. This new legal entity is a wholly-owned subsidiary of Credit Suisse AG. It will assume and service Credit Suisse AG’s clients of Swiss Universal Bank and will include the majority of that division’s employees and those parts of the corporate functions that primarily serve Swiss Universal Bank within Credit Suisse AG and will not be outsourced to other Group entities.
Credit Suisse (Schweiz) AG was established to support the realization of the Group’s strategic objectives, to further increase its resilience and to meet developing and future regulatory requirements. The entity received its banking license as of October 14, 2016, and is expected to start its business operations as an independent Swiss bank on November 20, 2016. As licensed Swiss banks, both Credit Suisse AG and Credit Suisse (Schweiz) AG will be subject to the same rules and standards regarding client protection, asset segregation and Swiss banking confidentiality.
In line with our strategy, we are also planning a partial IPO of Credit Suisse (Schweiz) AG by the end of 2017, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.

4 Discontinued operations
There were no operations that were discontinued in 9M16 and 2015.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income before taxes
in	3Q16	2Q16	3Q15	9M16	9M15
Net revenues (CHF million)
Swiss Universal Bank	1,667	1,337	1,364	4,360	4,226
International Wealth Management	1,081	1,145	1,093	3,399	3,379
Asia Pacific	917	911	885	2,735	3,013
Global Markets	1,357	1,630	1,579	4,232	5,656
Investment Banking & Capital Markets	467	543	400	1,398	1,367
Strategic Resolution Unit	(165)	(363)	(88)	(1,069)	637
Corporate Center	72	(95)	752	87	1,309
Net revenues	5,396	5,108	5,985	15,142	19,587
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	758	453	400	1,643	1,311
International Wealth Management	245	245	197	790	747
Asia Pacific	152	206	162	622	994
Global Markets	87	154	263	43	1,381
Investment Banking & Capital Markets	39	135	65	112	163
Strategic Resolution Unit	(852)	(759)	(775)	(2,864)	(1,330)
Corporate Center	(207)	(235)	540	(409)	753
Income/(loss) before taxes	222	199	852	(63)	4,019
Total assets
end of	3Q16	2Q16	4Q15
Total assets (CHF million)
Swiss Universal Bank	222,164	224,866	220,359
International Wealth Management	86,457	90,156	96,085
Asia Pacific	93,079	92,194	85,929
Global Markets	245,492	239,419	234,276
Investment Banking & Capital Markets	19,931	22,064	18,712
Strategic Resolution Unit	77,581	98,058	100,823
Corporate Center	62,007	54,407	64,621
Total assets	806,711	821,164	820,805

6 Net interest income
in	3Q16	2Q16	3Q15	9M16	9M15
Net interest income (CHF million)
Loans	1,415	1,374	1,332	4,178	3,964
Investment securities	16	16	18	49	49
Trading assets	1,764	2,292	1,944	6,142	7,227
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	693	710	620	2,107	1,949
Other	334	365	508	1,088	1,626
Interest and dividend income	4,222	4,757	4,422	13,564	14,815
Deposits	(255)	(258)	(213)	(757)	(689)
Short-term borrowings	(18)	(22)	(28)	(56)	(90)
Trading liabilities	(738)	(1,202)	(789)	(2,964)	(3,095)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(363)	(377)	(300)	(1,116)	(940)
Long-term debt	(871)	(854)	(956)	(2,583)	(2,737)
Other	(47)	(45)	(52)	(148)	(159)
Interest expense	(2,292)	(2,758)	(2,338)	(7,624)	(7,710)
Net interest income	1,930	1,999	2,084	5,940	7,105
7 Commissions and fees
in	3Q16	2Q16	3Q15	9M16	9M15
Commissions and fees (CHF million)
Lending business	495	452	403	1,345	1,129
Investment and portfolio management	777	779	861	2,366	2,558
Other securities business	11	14	11	36	54
Fiduciary business	788	793	872	2,402	2,612
Underwriting	371	395	384	988	1,316
Brokerage	682	757	858	2,272	2,844
Underwriting and brokerage	1,053	1,152	1,242	3,260	4,160
Other services	344	399	375	1,144	1,229
Commissions and fees	2,680	2,796	2,892	8,151	9,130
8 Trading revenues
in	3Q16	2Q16		3Q15	9M16	9M15
Trading revenues (CHF million)
Interest rate products	1,673	1,985	[1]	49	5,377	4,212
Foreign exchange products	300	(633)	[1]	(461)	(915)	(974)
Equity/index-related products	(1,066)	(844)		546	(3,073)	(739)
Credit products	(743)	(734)		558	(2,011)	98
Commodity, emission and energy products	89	16		(35)	102	(17)
Other products	(21)	304		144	575	109
Trading revenues	232	94		801	55	2,689
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
1 Prior period has been corrected.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on trading revenues and managing trading risks.

9 Other revenues
in	3Q16	2Q16	3Q15	9M16	9M15
Other revenues (CHF million)
Noncontrolling interests without SEI	0	1	6	1	(8)
Loans held-for-sale	(4)	(48)	9	(61)	(18)
Long-lived assets held-for-sale	340	(9)	(27)	364	(24)
Equity method investments	34	46	64	129	161
Other investments	(4)	31	12	11	33
Other	188	198	144	552	519
Other revenues	554	219	208	996	663
10 Provision for credit losses
in	3Q16	2Q16	3Q15	9M16	9M15
Provision for credit losses (CHF million)
Provision for loan losses	62	(13)	100	175	167
Provision for lending-related and other exposures	(7)	(15)	10	2	24
Provision for credit losses	55	(28)	110	177	191
11 Compensation and benefits
in	3Q16	2Q16	3Q15	9M16	9M15
Compensation and benefits (CHF million)
Salaries and variable compensation	2,349	2,367	2,183	6,882	7,274
Social security	163	211	156	521	621
Other [1]	162	156	168	487	502
Compensation and benefits	2,674	2,734	2,507	7,890	8,397
1 Includes pension and other post-retirement expense of CHF 84 million, CHF 80 million, CHF 82 million, CHF 243 million and CHF 254 million in 3Q16, 2Q16, 3Q15, 9M16 and 9M15, respectively.
12 General and administrative expenses
in	3Q16	2Q16	3Q15	9M16	9M15
General and administrative expenses (CHF million)
Occupancy expenses	252	242	256	742	749
IT, machinery, etc.	290	278	309	865	921
Provisions and losses	365	91	283	534	487
Travel and entertainment	74	81	82	245	266
Professional services	672	739	858	2,215	2,234
Amortization and impairment of other intangible assets	3	2	5	7	16
Other	322	327	307	978	1,093
General and administrative expenses	1,978	1,760	2,100	5,586	5,766

13 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 145 million and CHF 91 million and CHF 491 million were recognized in 3Q16, 2Q16 and 9M16, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	3Q16	2Q16	9M16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	19	4	63
International Wealth Management	15	15	38
Asia Pacific	23	10	34
Global Markets	52	50	202
Investment Banking & Capital Markets	15	(8)	34
Strategic Resolution Unit	21	20	120
Total restructuring expenses	145	91	491
Restructuring expenses by type
in	3Q16	2Q16	9M16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	123	50	355
of which severance expenses	65	61	182
of which accelerated deferred compensation	50	(21)	133
of which pension expenses	8	10	40
General and administrative-related expenses	22	41	136
Total restructuring expenses	145	91	491
Restructuring provision
	3Q16			2Q16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	189	110	299	193	87	280
Net additional charges [1]	65	22	87	61	41	102
Utilization	(37)	(41)	(78)	(65)	(18)	(83)
Balance at end of period	217	91	308	189	110	299
	9M16
	Compen- sation and benefits	General and administrative- related expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	187	12	199
Net additional charges	182	136	318	[1]
Utilization	(152)	(57)	(209)
Balance at end of period	217	91	308
1
The following items for which expense accretion was accelerated in 3Q16, 2Q16 and 9M16 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 42 million, CHF (27) million, CHF 48 million, respectively, and unsettled pension obligations of CHF 6 million, CHF 4 million and CHF 33 million, respectively, which remain classified as a component of total shareholders’ equity; and unsettled cash-based deferred compensation of CHF 10 million, CHF 12 million and CHF 92 million, respectively, which remain classified as compensation liabilities. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Earnings per share
in	3Q16	2Q16	3Q15	9M16		9M15
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	41	170	779	(91)		2,884
Available for common shares	41	167	770	(94)		2,830
Available for unvested share-based payment awards	0	3	9	3		54
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	41	170	779	(91)		2,884
Available for common shares	41	167	770	(94)		2,831
Available for unvested share-based payment awards	0	3	9	3		53
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,092.6	2,018.4	1,688.0	2,030.6		1,682.7
Dilutive share options and warrants	2.8	3.7	1.0	0.0		0.9
Dilutive share awards	52.9	43.0	54.5	0.0		43.3
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,148.3	2,065.1	1,743.5	2,030.6	[2]	1,726.9
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.2	1.2	20.4	3.9		27.8
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.02	0.08	0.46	(0.05)		1.68
Diluted earnings/(loss) per share available for common shares	0.02	0.08	0.44	(0.05)		1.64
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2015 rights issue, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 13.4 million, 12.0 million, 6.4 million, 11.0 million and 7.6 million for 3Q16, 2Q16, 3Q15, 9M16 and 9M15, respectively.

2
Due to the net loss in 9M16, 2.9 million of weighted-average share options and warrants outstanding and 49.9 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

15 Trading assets and liabilities
end of	3Q16	2Q16	4Q15
Trading assets (CHF million)
Debt securities	70,340	66,658	80,542
Equity securities	77,267	69,814	70,961
Derivative instruments [1]	26,552	29,488	28,365
Other	9,711	11,659	10,869
Trading assets	183,870	177,619	190,737
Trading liabilities (CHF million)
Short positions	24,808	24,634	25,485
Derivative instruments [1]	23,085	27,048	23,486
Trading liabilities	47,893	51,682	48,971
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	3Q16	2Q16	4Q15
Cash collateral – netted (CHF million) [1]
Cash collateral paid	36,435	39,600	31,887
Cash collateral received	28,270	28,971	21,942
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	6,346	10,055	7,921
Cash collateral received	11,860	12,773	13,989
1 Recorded as cash collateral netting on derivative instruments in Note 22 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 19 – Other assets and other liabilities.

16 Investment securities
end of	3Q16	2Q16	4Q15
Investment securities (CHF million)
Securities available-for-sale	2,377	2,611	3,090
Total investment securities	2,377	2,611	3,090
Investment securities by type
end of	3Q16				4Q15
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	241	22	0	263	273	21	0	294
Debt securities issued by foreign governments	1,373	39	0	1,412	1,382	34	0	1,416
Corporate debt securities	280	0	0	280	285	0	0	285
Residential mortgage-backed securities	317	0	0	317	750	0	0	750
Commercial mortgage-backed securities	14	0	0	14	259	0	0	259
Debt securities available-for-sale	2,225	61	0	2,286	2,949	55	0	3,004
Banks, trust and insurance companies	69	20	0	89	65	20	0	85
Industry and all other	2	0	0	2	1	0	0	1
Equity securities available-for-sale	71	20	0	91	66	20	0	86
Securities available-for-sale	2,296	81	0	2,377	3,015	75	0	3,090
There were no unrealized losses on investment securities as of the end of 3Q16 and 4Q15. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	9M16		9M15
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	9	2	0	16
Realized gains	0	0	0	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
3Q16 (CHF million)
Due within 1 year	361	361	0.49
Due from 1 to 5 years	1,380	1,421	0.89
Due from 5 to 10 years	145	163	1.12
Due after 10 years	339	341	7.49
Total debt securities	2,225	2,286	1.85
17 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.

Loans
end of	3Q16	2Q16	4Q15
Loans (CHF million)
Mortgages	104,258	104,394	103,164
Loans collateralized by securities	37,573	36,385	37,946
Consumer finance	3,908	3,757	3,766
Consumer	145,739	144,536	144,876
Real estate	26,001	26,218	26,451
Commercial and industrial loans	81,689	81,240	77,767
Financial institutions	18,150	18,924	21,334
Governments and public institutions	4,041	3,928	3,578
Corporate & institutional	129,881	130,310	129,130
Gross loans	275,620	274,846	274,006
of which held at amortized cost	255,692	254,015	253,186
of which held at fair value	19,928	20,831	20,820
Net (unearned income)/deferred expenses	(148)	(148)	(145)
Allowance for loan losses	(866)	(863)	(866)
Net loans	274,606	273,835	272,995
Gross loans by location (CHF million)
Switzerland	159,973	158,323	155,771
Foreign	115,647	116,523	118,235
Gross loans	275,620	274,846	274,006
Impaired loan portfolio (CHF million)
Non-performing loans	1,432	1,426	983
Non-interest-earning loans	273	204	272
Non-performing and non-interest-earning loans	1,705	1,630	1,255
Restructured loans	266	257	282
Potential problem loans	331	417	436
Other impaired loans	597	674	718
Gross impaired loans	2,302	2,304	1,973
Allowance for loan losses by loan portfolio
	3Q16			2Q16			3Q15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	187	676	863	197	765	962	207	515	722
Net movements recognized in statements of operations	46	16	62	7	(20)	(13)	30	70	100
Gross write-offs	(25)	(53)	(78)	(22)	(86)	(108)	(17)	(20)	(37)
Recoveries	4	6	10	2	9	11	2	6	8
Net write-offs	(21)	(47)	(68)	(20)	(77)	(97)	(15)	(14)	(29)
Provisions for interest	4	4	8	2	2	4	2	1	3
Foreign currency translation impact and other adjustments, net	0	1	1	1	6	7	2	12	14
Balance at end of period	216	650	866	187	676	863	226	584	810
of which individually evaluated for impairment	170	459	629	141	482	623	182	401	583
of which collectively evaluated for impairment	46	191	237	46	194	240	44	183	227
Gross loans held at amortized cost (CHF million)
Balance at end of period	145,716	109,976	255,692	144,514	109,501	254,015	146,485	109,273	255,758
of which individually evaluated for impairment [1]	713	1,589	2,302	650	1,654	2,304	638	1,151	1,789
of which collectively evaluated for impairment	145,003	108,387	253,390	143,864	107,847	251,711	145,847	108,122	253,969
1 Represents gross impaired loans both with and without a specific allowance.

Allowance for loan losses by loan portfolio (continued)
	9M16			9M15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	650	866	251	507	758
Net movements recognized in statements of operations	53	122	175	61	106	167
Gross write-offs	(67)	(158)	(225)	(95)	(49)	(144)
Recoveries	9	35	44	8	15	23
Net write-offs	(58)	(123)	(181)	(87)	(34)	(121)
Provisions for interest	9	5	14	4	11	15
Foreign currency translation impact and other adjustments, net	(4)	(4)	(8)	(3)	(6)	(9)
Balance at end of period	216	650	866	226	584	810
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	3Q16			2Q16			3Q15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	30	500	530	0	720	720	110	866	976
Reclassifications from loans held-for-sale [2]	0	0	0	0	47	47	0	34	34
Reclassifications to loans held-for-sale [3]	0	256	256	509	253	762	0	286	286
Sales [3]	0	275	275	0	30	30	0	159	159
in	9M16			9M15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	30	1,915	1,945	341	3,214	3,555
Reclassifications from loans held-for-sale [2]	0	125	125	0	192	192
Reclassifications to loans held-for-sale [3]	1,632	920	2,552	0	659	659
Sales [3]	0	305	305	0	373	373
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
3Q16 (CHF million)
Mortgages	92,211	11,830	217	104,258
Loans collateralized by securities	34,811	2,558	204	37,573
Consumer finance	1,506	2,171	208	3,885
Consumer	128,528	16,559	629	145,716
Real estate	19,618	5,656	93	25,367
Commercial and industrial loans	35,068	34,498	1,208	70,774
Financial institutions	11,039	1,660	124	12,823
Governments and public institutions	941	56	15	1,012
Corporate & institutional	66,666	41,870	1,440	109,976
Gross loans held at amortized cost	195,194	58,429	2,069	255,692
Value of collateral [1]	179,234	50,250	1,247	230,731
4Q15 (CHF million)
Mortgages	89,966	12,950	248	103,164
Loans collateralized by securities	36,129	1,679	138	37,946
Consumer finance	1,247	2,272	226	3,745
Consumer	127,342	16,901	612	144,855
Real estate	19,454	6,126	98	25,678
Commercial and industrial loans	32,995	32,365	859	66,219
Financial institutions	12,391	2,965	149	15,505
Governments and public institutions	824	105	0	929
Corporate & institutional	65,664	41,561	1,106	108,331
Gross loans held at amortized cost	193,006	58,462	1,718	253,186
Value of collateral [1]	178,649	48,422	1,063	228,134
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q16 (CHF million)
Mortgages	103,843	164	29	3	219	415	104,258
Loans collateralized by securities	37,353	15	40	1	164	220	37,573
Consumer finance	3,216	410	39	41	179	669	3,885
Consumer	144,412	589	108	45	562	1,304	145,716
Real estate	25,187	89	30	0	61	180	25,367
Commercial and industrial loans	69,139	472	98	127	938	1,635	70,774
Financial institutions	12,511	177	7	1	127	312	12,823
Governments and public institutions	1,002	5	0	0	5	10	1,012
Corporate & institutional	107,839	743	135	128	1,131	2,137	109,976
Gross loans held at amortized cost	252,251	1,332	243	173	1,693	3,441	255,692
4Q15 (CHF million)
Mortgages	102,895	80	17	10	162	269	103,164
Loans collateralized by securities	37,589	214	7	1	135	357	37,946
Consumer finance	3,321	176	36	33	179	424	3,745
Consumer	143,805	470	60	44	476	1,050	144,855
Real estate	25,595	24	3	1	55	83	25,678
Commercial and industrial loans	65,129	507	109	69	405	1,090	66,219
Financial institutions	15,259	90	45	2	109	246	15,505
Governments and public institutions	928	1	0	0	0	1	929
Corporate & institutional	106,911	622	157	72	569	1,420	108,331
Gross loans held at amortized cost	250,716	1,092	217	116	1,045	2,470	253,186
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
3Q16 (CHF million)
Mortgages	229	11	240	13	44	57	297	[1]
Loans collateralized by securities	201	6	207	0	0	0	207
Consumer finance	191	18	209	0	0	0	209
Consumer	621	35	656	13	44	57	713
Real estate	61	4	65	0	32	32	97
Commercial and industrial loans	670	181	851	253	222	475	1,326
Financial institutions	75	53	128	0	23	23	151
Governments and public institutions	5	0	5	0	10	10	15
Corporate & institutional	811	238	1,049	253	287	540	1,589
Gross impaired loans	1,432	273	1,705	266	331	597	2,302
4Q15 (CHF million)
Mortgages	197	17	214	18	49	67	281	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	204	23	227	0	1	1	228
Consumer	509	67	576	18	53	71	647
Real estate	53	19	72	0	29	29	101
Commercial and industrial loans	333	136	469	263	319	582	1,051
Financial institutions	88	50	138	1	35	36	174
Corporate & institutional	474	205	679	264	383	647	1,326
Gross impaired loans	983	272	1,255	282	436	718	1,973
1
As of the end of 3Q16 and 4Q15, CHF 59 million and CHF 68 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	3Q16			4Q15
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	216	202	21	209	196	26
Loans collateralized by securities	162	152	48	117	112	15
Consumer finance	202	183	101	221	201	129
Consumer	580	537	170	547	509	170
Real estate	77	71	10	76	72	10
Commercial and industrial loans	1,006	980	394	815	796	387
Financial institutions	131	126	55	172	166	83
Governments and public institutions	15	15	0	0	0	0
Corporate & institutional	1,229	1,192	459	1,063	1,034	480
Gross impaired loans with a specific allowance	1,809	1,729	629	1,610	1,543	650
Mortgages	81	81	–	72	71	–
Loans collateralized by securities	45	45	–	21	22	–
Consumer finance	7	7	–	7	7	–
Consumer	133	133	–	100	100	–
Real estate	20	20	–	25	25	–
Commercial and industrial loans	320	320	–	236	236	–
Financial institutions	20	20	–	2	2	–
Corporate & institutional	360	360	–	263	263	–
Gross impaired loans without specific allowance	493	493	–	363	363	–
Gross impaired loans	2,302	2,222	629	1,973	1,906	650
of which consumer	713	670	170	647	609	170
of which corporate & institutional	1,589	1,552	459	1,326	1,297	480

Gross impaired loan detail (continued)
in	3Q16			2Q16			3Q15
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	195	0	0	185	1	1	192	1	0
Loans collateralized by securities	176	0	0	121	0	0	109	0	0
Consumer finance	204	0	0	203	0	0	229	0	0
Consumer	575	0	0	509	1	1	530	1	0
Real estate	69	1	0	66	0	0	75	0	0
Commercial and industrial loans	973	3	2	1,034	2	0	635	3	1
Financial institutions	146	0	0	164	1	0	135	0	0
Governments and public institutions	3	0	0	5	0	0	0	0	0
Corporate & institutional	1,191	4	2	1,269	3	0	845	3	1
Gross impaired loans with a specific allowance	1,766	4	2	1,778	4	1	1,375	4	1
Mortgages	90	1	0	102	1	0	46	2	0
Loans collateralized by securities	10	0	0	18	0	0	43	(1)	0
Consumer finance	7	0	0	23	0	0	7	0	0
Consumer	107	1	0	143	1	0	96	1	0
Real estate	23	0	0	47	0	0	5	0	0
Commercial and industrial loans	375	2	0	307	1	0	146	2	1
Financial institutions	3	0	0	0	0	0	9	0	0
Governments and public institutions	13	0	0	8	0	0	0	0	0
Corporate & institutional	414	2	0	362	1	0	160	2	1
Gross impaired loans without specific allowance	521	3	0	505	2	0	256	3	1
Gross impaired loans	2,287	7	2	2,283	6	1	1,631	7	2
of which consumer	682	1	0	652	2	1	626	2	0
of which corporate & institutional	1,605	6	2	1,631	4	0	1,005	5	2

Gross impaired loan detail (continued)
in	9M16			9M15
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	192	1	1	183	2	1
Loans collateralized by securities	137	0	0	69	0	0
Consumer finance	208	0	0	229	1	1
Consumer	537	1	1	481	3	2
Real estate	70	1	0	69	0	0
Commercial and industrial loans	973	8	3	588	6	3
Financial institutions	159	1	0	140	1	1
Governments and public institutions	2	0	0	0	0	0
Corporate & institutional	1,204	10	3	797	7	4
Gross impaired loans with a specific allowance	1,741	11	4	1,278	10	6
Mortgages	88	3	0	54	3	0
Loans collateralized by securities	18	0	0	36	0	0
Consumer finance	12	0	0	7	0	0
Consumer	118	3	0	97	3	0
Real estate	33	0	0	9	0	0
Commercial and industrial loans	303	5	0	65	2	1
Financial institutions	2	0	0	4	0	0
Governments and public institutions	7	0	0	0	0	0
Corporate & institutional	345	5	0	78	2	1
Gross impaired loans without specific allowance	463	8	0	175	5	1
Gross impaired loans	2,204	19	4	1,453	15	7
of which consumer	655	4	1	578	6	2
of which corporate & institutional	1,549	15	3	875	9	5
Restructured loans held at amortized cost
in	3Q16			2Q16			3Q15
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	0	0	0	0	0	0	1	13	13
Loans collateralized by securities	0	0	0	0	0	0	1	0	0
Commercial and industrial loans	3	64	64	3	44	44	1	5	5
Total	3	64	64	3	44	44	3	18	18
in	9M16			9M15
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	0	0	0	1	13	13
Loans collateralized by securities	0	0	0	1	0	0
Commercial and industrial loans	11	123	123	5	97	104
Total	11	123	123	7	110	117

In 9M15, the Group reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 3Q16, 2Q16, 3Q15 and 9M16, the Group did not experience a default on any loan that had been restructured within the previous 12 months.
In 9M16, the loan modifications of the Group included extended loan repayment and interest payment terms, including the suspension of annual contractual credit limit reductions, cash margin requirements on new trade finance transactions, waiver of covenants, release of corporate guarantees, waiver of interest and margin reductions.
18 Goodwill
Goodwill
3Q16	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	609	1,540	2,277	3,178	1,020	12	8,636
Foreign currency translation impact	(2)	(8)	(5)	(2)	(3)	0	(20)
Balance at end of period	607	1,532	2,272	3,176	1,017	12	8,616
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	607	1,532	1,500	457	629	0	4,725
9M16	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,573	2,294	3,183	1,027	12	8,699
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	(7)	(36)	(21)	(7)	(10)	0	(81)
Other	(1)	(5)	(1)	0	0	0	(7)
Balance at end of period	607	1,532	2,272	3,176	1,017	12	8,616
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	607	1,532	1,500	457	629	0	4,725
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. There was no triggering event in 3Q16. As of September 30, 2016, the Group’s market capitalization was below book value.
On March 23, 2016, the Group announced a number of strategy measures affecting its Global Markets and Strategic Resolution Unit segments, including business exits and other business reductions in Global Markets. During 2Q16, these strategy measures were implemented together with additional actions that also impacted the Group’s other business segments. The Group determined that these changes constituted triggering events. The Group’s reporting units were not changed as a result of this announcement and remain defined as follows: Swiss Universal Bank – Private Banking, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Private Banking, Asia Pacific – Investment Banking, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
The carrying value of each reporting unit for purposes of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries.

Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed as of March 31, 2016 under the old business structure and then again under the modified structure according to the announcement on March 23, 2016. The goodwill impairment analysis performed as of June 30, 2016 considered the impact from the additional actions in 2Q16 and the Group concluded that the estimated fair value for all of its reporting units with goodwill substantially exceeded their related carrying values and that no impairment was necessary.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets reporting unit as of March 31, 2016. The valuations were also performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
19 Other assets and other liabilities
end of	3Q16	2Q16	4Q15
Other assets (CHF million)
Cash collateral on derivative instruments	6,346	10,055	7,921
Cash collateral on non-derivative transactions	911	987	327
Derivative instruments used for hedging	184	168	186
Assets held-for-sale	14,646	12,972	26,061
of which loans [1]	14,471	12,782	25,839
of which real estate [2]	146	161	182
of which long-lived assets	29	29	40
Assets held for separate accounts	409	625	1,307
Interest and fees receivable	4,587	5,370	5,658
Deferred tax assets	6,485	6,319	6,179
Prepaid expenses	454	528	448
Failed purchases	2,540	2,923	2,770
Other	6,036	6,336	7,160
Other assets	42,598	46,283	58,017
Other liabilities (CHF million)
Cash collateral on derivative instruments	11,860	12,773	13,989
Cash collateral on non-derivative transactions	346	360	518
Derivative instruments used for hedging	182	303	110
Deposits held-for-sale	2,123	2,420	0
Provisions	1,780	1,532	1,851
of which off-balance sheet risk	86	95	88
Restructuring liabilities	308	299	199
Liabilities held for separate accounts	409	625	1,307
Interest and fees payable	5,650	6,225	6,011
Current tax liabilities	859	757	608
Deferred tax liabilities	50	48	54
Failed sales	1,010	1,102	1,551
Other	13,161	13,081	16,033
Other liabilities	37,738	39,525	42,231
1
Included as of the end of 3Q16, 2Q16 and 4Q15 were CHF 749 million, CHF 802 million and CHF 1,135 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 69 million, CHF 72 million and CHF 60 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of the end of 3Q16, 2Q16 and 4Q15, real estate held-for-sale included foreclosed or repossessed real estate of CHF 24 million, CHF 21 million and CHF 31 million, respectively, of which CHF 16 million, CHF 13 million and CHF 3 million, respectively were related to residential real estate.

20 Long-term debt
Long-term debt
end of	3Q16	2Q16	4Q15
Long-term debt (CHF million)
Senior	171,286	174,394	157,986
Subordinated	22,203	24,052	24,796
Non-recourse liabilities from consolidated VIEs	1,966	1,780	14,826
Long-term debt	195,455	200,226	197,608
of which reported at fair value	74,997	73,922	80,931
of which structured notes	61,712	60,446	54,848
Structured notes by product
end of	3Q16	2Q16	4Q15
Structured notes (CHF million)
Equity	36,341	35,490	35,594
Fixed income	16,564	16,398	11,534
Credit	5,546	5,618	5,261
Other	3,261	2,940	2,459
Total structured notes	61,712	60,446	54,848

21 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
3Q16 (CHF million)
Balance at beginning of period	51	(13,121)	67	(4,485)	554	1,672	(15,262)
Increase/(decrease)	(28)	(214)	(1)	13	0	(852)	(1,082)
Increase/(decrease) due to equity method investments	2	0	0	0	0	0	2
Reclassification adjustments, included in net income/(loss)	(6)	2	0	82	(24)	0	54
Total increase/(decrease)	(32)	(212)	(1)	95	(24)	(852)	(1,026)
Balance at end of period	19	(13,333)	66	(4,390)	530	820	(16,288)
2Q16 (CHF million)
Balance at beginning of period	31	(13,452)	65	(4,567)	579	1,741	(15,603)
Increase/(decrease)	26	322	2	0	0	(69)	281
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	(3)	9	0	82	(25)	0	63
Total increase/(decrease)	20	331	2	82	(25)	(69)	341
Balance at end of period	51	(13,121)	67	(4,485)	554	1,672	(15,262)
3Q15 (CHF million)
Balance at beginning of period	8	(13,970)	62	(3,829)	409	–	(17,320)
Increase/(decrease)	21	1,095	0	(17)	0	–	1,099
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	–	(3)
Reclassification adjustments, included in net income/(loss)	4	0	0	89	(20)	–	73
Total increase/(decrease)	22	1,095	0	72	(20)	–	1,169
Balance at end of period	30	(12,875)	62	(3,757)	389	–	(16,151)
9M16 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	45	(778)	6	35	0	345	(347)
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	(7)	60	0	247	(77)	0	223
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	34	(718)	6	282	(77)	820	347
Balance at end of period	19	(13,333)	66	(4,390)	530	820	(16,288)
9M15 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	–	(15,003)
Increase/(decrease)	64	(1,403)	(1)	(10)	0	–	(1,350)
Increase/(decrease) due to equity method investments	(20)	0	0	0	0	–	(20)
Reclassification adjustments, included in net income/(loss)	17	6	(1)	263	(63)	–	222
Total increase/(decrease)	61	(1,397)	(2)	253	(63)	–	(1,148)
Balance at end of period	30	(12,875)	62	(3,757)	389	–	(16,151)

Details on significant reclassification adjustments
in	3Q16	2Q16	3Q15	9M16	9M15
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	2	9	0	60	6
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	105	105	113	317	335
Tax expense/(benefit)	(23)	(23)	(24)	(70)	(72)
Net of tax	82	82	89	247	263
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(30)	(32)	(26)	(98)	(83)
Tax expense	6	7	6	21	20
Net of tax	(24)	(25)	(20)	(77)	(63)
1
Includes net releases of CHF 2 million, CHF 3 million and CHF 52 million on the sale of Credit Suisse (Gibraltar) Limited in 3Q16, 2Q16 and 1Q16, respectively. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 25 – Pension and other post-retirement benefits" for further information.
Additional share information
	3Q16		2Q16		3Q15		9M16		9M15
Common shares issued
Balance at beginning of period	2,089,897,378		1,957,379,244		1,638,395,346		1,957,379,244		1,607,168,947
Issuance of common shares	0		132,518,134		0		132,518,134		31,226,399
of which share-based compensation	0		30,000,000		0		30,000,000		0
Balance at end of period	2,089,897,378		2,089,897,378		1,638,395,346		2,089,897,378		1,638,395,346
Treasury shares
Balance at beginning of period	(8,533,613)		(10,939,863)		(5,966,908)		(5,910,224)		(7,666,658)
Sale of treasury shares	346,218,308		474,842,916		181,750,773		1,011,408,538		483,262,125
Repurchase of treasury shares	(340,446,685)		(482,072,771)		(181,621,407)		(1,018,608,827)		(523,768,128)
Share-based compensation	1,199,850		9,636,105		1,166,915		11,548,373		43,502,034
Balance at end of period	(1,562,140)		(8,533,613)		(4,670,627)		(1,562,140)		(4,670,627)
Common shares outstanding
Balance at end of period	2,088,335,238	[1]	2,081,363,765	[2]	1,633,724,719	[3]	2,088,335,238	[1]	1,633,724,719	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 415,099,918 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 518,996,021 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

22 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, that are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 26 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and trading liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	3Q16		4Q15
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	15.2	11.8	15.7	14.5
OTC	175.0	169.3	153.0	146.5
Exchange-traded	0.1	0.1	0.0	0.0
Interest rate products	190.3	181.2	168.7	161.0
OTC-cleared	0.0	0.2	0.0	0.0
OTC	41.9	50.9	58.1	68.2
Exchange-traded	0.4	0.0	0.3	0.3
Foreign exchange products	42.3	51.1	58.4	68.5
OTC	11.1	12.6	12.0	13.3
Exchange-traded	12.0	15.0	8.9	11.2
Equity/index-related products	23.1	27.6	20.9	24.5
OTC-cleared	2.6	2.8	3.8	4.0
OTC	6.6	7.0	13.5	12.4
Credit derivatives	9.2	9.8	17.3	16.4
OTC	2.2	1.0	2.6	1.5
Exchange-traded	0.0	0.1	0.1	0.1
Other products	2.2	1.1	2.7	1.6
OTC-cleared	17.8	14.8	19.5	18.5
OTC	236.8	240.8	239.2	241.9
Exchange-traded	12.5	15.2	9.3	11.6
Total gross derivatives subject to enforceable master netting agreements	267.1	270.8	268.0	272.0
Offsetting (CHF billion)
OTC-cleared	(15.2)	(14.6)	(19.0)	(18.5)
OTC	(218.2)	(225.5)	(217.1)	(226.5)
Exchange-traded	(11.7)	(13.1)	(9.0)	(9.9)
Offsetting	(245.1)	(253.2)	(245.1)	(254.9)
of which counterparty netting	(216.8)	(216.8)	(223.0)	(223.0)
of which cash collateral netting	(28.3)	(36.4)	(22.1)	(31.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.6	0.2	0.5	0.0
OTC	18.6	15.3	22.1	15.4
Exchange-traded	0.8	2.1	0.3	1.7
Total net derivatives subject to enforceable master netting agreements	22.0	17.6	22.9	17.1
Total derivatives not subject to enforceable master netting agreements [1]	4.7	5.7	5.7	6.5
Total net derivatives presented in the consolidated balance sheets	26.7	23.3	28.6	23.6
of which recorded in trading assets and trading liabilities	26.5	23.1	28.4	23.5
of which recorded in other assets and other liabilities	0.2	0.2	0.2	0.1
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of September 30, 2016 and December 31, 2015. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	3Q16				4Q15
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	83.8	(19.1)	64.7		92.0	(19.6)	72.4
Securities borrowing transactions	20.5	(4.2)	16.3		21.4	(3.9)	17.5
Total subject to enforceable master netting agreements	104.3	(23.3)	81.0		113.4	(23.5)	89.9
Total not subject to enforceable master netting agreements [1]	33.8	–	33.8		33.1	–	33.1
Total	138.1	(23.3)	114.8	[2]	146.5	(23.5)	123.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 77,237 million and CHF 83,565 million of the total net amount as of the end of 3Q16 and 4Q15, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	3Q16				4Q15
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	43.3	(21.0)	22.3		43.2	(21.4)	21.8
Securities lending transactions	7.3	(2.3)	5.0		9.8	(2.1)	7.7
Obligation to return securities received as collateral, at fair value	26.5	0.0	26.5		19.4	0.0	19.4
Total subject to enforceable master netting agreements	77.1	(23.3)	53.8		72.4	(23.5)	48.9
Total not subject to enforceable master netting agreements [1]	6.2	–	6.2		26.2	–	26.2
Total	83.3	(23.3)	60.0		98.6	(23.5)	75.1
of which securities sold under repurchase agreements and securities lending transactions	55.6	(23.3)	32.3	[2]	70.1	(23.5)	46.6	[2]
of which obligation to return securities received as collateral, at fair value	27.7	0.0	27.7		28.5	0.0	28.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 19,861 million and CHF 32,398 million of the total net amount as of the end of 3Q16 and 4Q15, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	3Q16						4Q15
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	22.0	6.8		0.0		15.2	22.9	6.2		0.8		15.9
Securities purchased under resale agreements	64.7	64.7		0.0		0.0	72.4	72.4		0.0		0.0
Securities borrowing transactions	16.3	15.5		0.0		0.8	17.5	17.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	103.0	87.0		0.0		16.0	112.8	95.7		0.8		16.3
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	17.6	5.3		0.0		12.3	17.1	3.4		0.0		13.7
Securities sold under repurchase agreements	22.3	22.3		0.0		0.0	21.8	21.8		0.0		0.0
Securities lending transactions	5.0	5.0		0.0		0.0	7.7	7.4		0.0		0.3
Obligation to return securities received as collateral, at fair value	26.5	25.4		0.0		1.1	19.4	18.5		0.0		0.9
Total financial liabilities subject to enforceable master netting agreements	71.4	58.0		0.0		13.4	66.0	51.1		0.0		14.9
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

23 Tax
The income tax expense of CHF 185 million recorded in 3Q16 mainly reflected the impact of the geographical mix of results.
The quarterly income tax expense includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2016, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 5.4 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 7 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the US – 2010; the UK – 2009; and the Netherlands – 2005.
Effective tax rate
in	3Q16	2Q16	3Q15	9M16	9M15
Effective tax rate (%)	83.3	10.6	9.7	(42.9)	28.6
Tax expense reconciliation
in	3Q16
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	49
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	39
Changes in tax law and rates	12
Other non-deductible expenses	72
Changes in deferred tax valuation allowance	(24)
Lower taxed income	53
Change in recognition of outside basis difference	82
Other	(98)
Income tax expense	185
Foreign tax rate differential
3Q16 included a foreign tax expense of CHF 39 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
3Q16 included the impact of CHF 114 million relating to the non-deductible portion of the litigation provisions and settlement charges, partially offset by the reversal of the over-accrual of non-deductible interest expenses of CHF 33 million and non-deductible bank levy costs and other non-deductible expenses of CHF 9 million.
Changes in deferred tax valuation allowance
3Q16 included the impact of the decrease of valuation allowances of CHF 44 million mainly in respect of two of the Group’s operating entities, both in the UK, and an increase of valuation allowances of CHF 20 million mainly in respect of two the Group’s operating entities in the UK and Asia, related to estimated current year earnings.
Lower taxed income
3Q16 included the partial reversal of the previously reported impacts of a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 43 million, CHF 9 million related to non-taxable life insurance income and CHF 1 million related to exempt income.
Change in recognition of outside basis difference
3Q16 included a CHF 82 million income tax expense related to a change in the outside basis difference relating to Swiss subsidiary investments.

Other
3Q16 included a tax benefit of CHF 169 million relating to the reassessment of deferred tax balances in one of the Group’s operating entities in Switzerland and a tax benefit of CHF 17 million from the reduction in own-credit revaluation gains. It also included a tax charge of CHF 86 million relating to the increase of tax contingency accruals for income tax, associated interest and penalties relating to two Italian income tax matters which have been resolved as part of an agreement with the Italian tax authorities. The remaining balance included various smaller items.
> Refer to “Note 31 – Litigation” for further information on the Italian tax matters.
Net deferred tax assets
end of	3Q16	2Q16
Net deferred tax assets (CHF million)
Deferred tax assets	6,485	6,319
of which net operating losses	2,956	2,594
of which deductible temporary differences	3,529	3,725
Deferred tax liabilities	(50)	(48)
Net deferred tax assets	6,435	6,271
24 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Restricted Cash Awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q16 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q16	2Q16	3Q15	9M16	9M15
Deferred compensation expense (CHF million)
Share awards	145	141	211	481	657
Performance share awards	80	87	133	286	437
Contingent Capital Awards	84	43	67	146	263
Contingent Capital share awards	10	6	–	16	–
Capital Opportunity Facility awards	4	3	4	10	11
Plus Bond awards [1]	0	0	5	5	16
2011 Partner Asset Facility awards [2]	0	0	0	0	1
Restricted Cash Awards	0	0	9	0	30
2008 Partner Asset Facility awards [3]	21	(8)	41	5	63
Other cash awards	107	102	83	242	301
Total deferred compensation expense	451	374	553	1,191	1,779
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the Contingent Capital Awards conversion.
3 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	3Q16
Estimated unrecognized compensation expense (CHF million)
Share awards	592
Performance share awards	210
Contingent Capital Awards	155
Contingent Capital share awards	36
Other cash awards	247
Total	1,240

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
In 3Q16, the Group granted deferred share and cash retention awards of a further CHF 66 million, completing the program initiated in 2Q16 relating to the reorganization of the Global Markets and Investment Banking & Capital Markets businesses. These will be expensed over a period of up to seven years from the grant date. Amortization of these awards totaled CHF 63 million year-to-date and was recognized in the Corporate Center.
Share-based award activity
	3Q16			9M16
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	72.3	50.0	13.8	80.3	55.9	0.0
Granted	3.4	0.0	0.0	36.9	21.4	16.4
Settled	(1.8)	(0.2)	0.0	(36.8)	(26.5)	(2.6)
Forfeited	(1.7)	(1.1)	(0.2)	(8.2)	(2.1)	(0.2)
Balance at end of period	72.2	48.7	13.6	72.2	48.7	13.6
of which vested	6.5	5.3	0.7	6.5	5.3	0.7
of which unvested	65.7	43.4	12.9	65.7	43.4	12.9
25 Pension and other post-retirement benefits
The Group expects to contribute CHF 660 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2016. As of the end of 3Q16, CHF 565 million of contributions had been made.
Components of total benefit costs
in	3Q16	2Q16	3Q15	9M16	9M15
Total benefit costs (CHF million)
Service costs on benefit obligation	77	78	80	232	239
Interest costs on benefit obligation	67	70	81	207	242
Expected return on plan assets	(177)	(178)	(198)	(533)	(589)
Amortization of recognized prior service cost/(credit)	(29)	(29)	(25)	(87)	(80)
Amortization of recognized actuarial losses	105	105	113	315	334
Net periodic benefit costs	43	46	51	134	146
Settlement losses	0	0	0	2	1
Curtailment losses/(gains)	(1)	(3)	(1)	(11)	(3)
Special termination benefits	7	3	4	11	8
Total benefit costs	49	46	54	136	152

26 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 29 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q16	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,500.4	1.6	1.9	0.0	0.0	0.0
Swaps	15,516.6	129.8	123.3	46.4	1.3	1.1
Options bought and sold (OTC)	2,209.7	59.2	56.5	0.0	0.0	0.0
Futures	882.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	610.0	0.1	0.1	0.0	0.0	0.0
Interest rate products	27,719.1	190.7	181.8	46.4	1.3	1.1
Forwards	1,095.2	11.6	10.4	10.9	0.0	0.1
Swaps	875.5	24.1	34.2	0.0	0.0	0.0
Options bought and sold (OTC)	442.7	7.4	7.8	5.5	0.0	0.0
Futures	19.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.2	0.5	0.0	0.0	0.0	0.0
Foreign exchange products	2,446.2	43.6	52.4	16.4	0.0	0.1
Forwards	1.5	0.1	0.1	0.0	0.0	0.0
Swaps	189.9	4.1	6.0	0.0	0.0	0.0
Options bought and sold (OTC)	235.0	8.1	7.9	0.0	0.0	0.0
Futures	50.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	362.7	12.1	15.0	0.0	0.0	0.0
Equity/index-related products	839.9	24.4	29.0	0.0	0.0	0.0
Credit derivatives [2]	641.4	9.3	10.4	0.0	0.0	0.0
Forwards	6.9	0.0	0.1	0.0	0.0	0.0
Swaps	19.7	2.2	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	18.9	0.3	0.1	0.0	0.0	0.0
Futures	14.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.0	0.0	0.1	0.0	0.0	0.0
Other products [3]	63.9	2.5	1.7	0.0	0.0	0.0
Total derivative instruments	31,710.5	270.5	275.3	62.8	1.3	1.2
The notional amount, PRV and NRV (trading and hedging) was CHF 31,773.3 billion, CHF 271.8 billion and CHF 276.5 billion, respectively, as of September 30, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q15	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,229.5	1.0	1.2	0.0	0.0	0.0
Swaps	16,737.7	118.3	112.8	54.3	1.3	1.0
Options bought and sold (OTC)	2,856.0	49.2	47.4	0.0	0.0	0.0
Futures	1,789.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	198.4	0.1	0.0	0.0	0.0	0.0
Interest rate products	28,811.5	168.6	161.4	54.3	1.3	1.0
Forwards	1,498.4	16.6	16.9	10.7	0.0	0.1
Swaps	1,050.7	30.5	40.8	0.0	0.0	0.0
Options bought and sold (OTC)	534.8	12.8	12.8	8.2	0.0	0.0
Futures	22.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.0	0.3	0.3	0.0	0.0	0.0
Foreign exchange products	3,119.4	60.2	70.8	18.9	0.0	0.1
Forwards	1.3	0.0	0.1	0.0	0.0	0.0
Swaps	203.8	5.1	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	193.1	8.4	7.5	0.0	0.0	0.0
Futures	39.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	284.4	9.1	11.4	0.0	0.0	0.0
Equity/index-related products	722.5	22.6	25.7	0.0	0.0	0.0
Credit derivatives [2]	831.9	17.8	17.3	0.0	0.0	0.0
Forwards	6.3	0.1	0.1	0.0	0.0	0.0
Swaps	19.6	2.6	1.7	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.4	0.3	0.0	0.0	0.0
Futures	11.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.1	0.1	0.1	0.0	0.0	0.0
Other products [3]	47.7	3.2	2.2	0.0	0.0	0.0
Total derivative instruments	33,533.0	272.4	277.4	73.2	1.3	1.1
The notional amount, PRV and NRV (trading and hedging) was CHF 33,606.2 billion, CHF 273.7 billion and CHF 278.5 billion, respectively, as of December 31, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 22 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.
Fair value hedges
in	3Q16	2Q16	3Q15	9M16	9M15
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(124)	689	815	1,783	256
Foreign exchange products	0	0	(2)	0	0
Total	(124)	689	813	1,783	256
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	128	(751)	(884)	(1,943)	(307)
Foreign exchange products	0	0	2	0	0
Total	128	(751)	(882)	(1,943)	(307)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	4	(62)	(69)	(160)	(51)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	3Q16		2Q16		3Q15		9M16		9M15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(35)		35		42		62		96
Foreign exchange products	2		(4)		(14)		(7)		(35)
Total	(33)		31		28		55		61
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	10	[1]	8	[1]	13	[1,2]	26	[1]	31	[1,2]
Foreign exchange products	(3)	[3,4]	(2)	[2,3,4]	(11)	[2,3,4]	(14)	[2,3,4]	(42)	[2,3,4]
Total	7		6		2		12		(11)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(13)		(1)		9		18		7
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 3Q16, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 12 million.
Net investment hedges
in	3Q16	2Q16	3Q15	9M16	9M15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(128)	(232)	(188)	(380)	620
Total	(128)	(232)	(188)	(380)	620
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	3Q16				4Q15
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	12.6	0.2	1.2	14.0	13.2	0.5	1.4	15.1
Collateral posted	11.6	0.2	–	11.8	12.3	0.5	–	12.8
Additional collateral required in a one-notch downgrade event	0.3	0.4	0.0	0.7	0.7	0.4	0.1	1.2
Additional collateral required in a two-notch downgrade event	1.3	0.7	0.6	2.6	1.8	0.7	0.6	3.1
Additional collateral required in a three-notch downgrade event	1.5	0.8	0.8	3.1	2.1	1.3	0.8	4.2
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 7.0 billion and CHF 7.8 billion as of the end of 3Q16 and 4Q15, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	3Q16						4Q15
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(94.0)	87.5		(6.5)	16.2	0.2	(199.6)	188.6		(11.0)	26.9	1.0
Non-investment grade	(34.0)	30.6		(3.4)	13.4	(0.7)	(65.2)	61.1		(4.1)	15.7	(3.2)
Total single-name instruments	(128.0)	118.1		(9.9)	29.6	(0.5)	(264.8)	249.7		(15.1)	42.6	(2.2)
of which sovereign	(30.0)	26.1		(3.9)	7.6	(0.6)	(47.5)	43.9		(3.6)	6.1	(1.1)
of which non-sovereign	(98.0)	92.0		(6.0)	22.0	0.1	(217.3)	205.8		(11.5)	36.5	(1.1)
Multi-name instruments (CHF billion)
Investment grade [2]	(125.9)	123.3		(2.6)	41.6	(0.1)	(89.1)	88.3		(0.8)	31.6	(0.5)
Non-investment grade	(26.3)	24.9	[3]	(1.4)	10.0	1.0	(24.4)	18.0	[3]	(6.4)	6.2	0.2
Total multi-name instruments	(152.2)	148.2		(4.0)	51.6	0.9	(113.5)	106.3		(7.2)	37.8	(0.3)
of which sovereign	(0.5)	0.5		0.0	0.6	0.0	(1.0)	1.0		0.0	1.0	0.0
of which non-sovereign	(151.7)	147.7		(4.0)	51.0	0.9	(112.5)	105.3		(7.2)	36.8	(0.3)
Total instruments (CHF billion)
Investment grade [2]	(219.9)	210.8		(9.1)	57.8	0.1	(288.7)	276.9		(11.8)	58.5	0.5
Non-investment grade	(60.3)	55.5		(4.8)	23.4	0.3	(89.6)	79.1		(10.5)	21.9	(3.0)
Total instruments	(280.2)	266.3		(13.9)	81.2	0.4	(378.3)	356.0		(22.3)	80.4	(2.5)
of which sovereign	(30.5)	26.6		(3.9)	8.2	(0.6)	(48.5)	44.9		(3.6)	7.1	(1.1)
of which non-sovereign	(249.7)	239.7		(10.0)	73.0	1.0	(329.8)	311.1		(18.7)	73.3	(1.4)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q16	4Q15
Credit derivatives (CHF billion)
Credit protection sold	280.2	378.3
Credit protection purchased	266.3	356.0
Other protection purchased	81.2	80.4
Other instruments [1]	13.7	17.2
Total credit derivatives	641.4	831.9
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q16 (CHF billion)
Single-name instruments	21.6	87.6	18.8	128.0
Multi-name instruments	17.5	97.0	37.7	152.2
Total instruments	39.1	184.6	56.5	280.2
4Q15 (CHF billion)
Single-name instruments	52.1	196.4	16.3	264.8
Multi-name instruments	19.0	84.9	9.6	113.5
Total instruments	71.1	281.3	25.9	378.3
27 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q16 (CHF million)
Credit guarantees and similar instruments	1,766	1,210	2,976	2,744		12	1,864
Performance guarantees and similar instruments	4,474	2,636	7,110	6,173		85	3,024
Derivatives [2]	27,408	6,977	34,385	34,385		1,089	–	[3]
Other guarantees	3,698	1,561	5,259	5,255		35	3,542
Total guarantees	37,346	12,384	49,730	48,557		1,221	8,430
4Q15 (CHF million)
Credit guarantees and similar instruments	2,916	1,486	4,402	4,193		25	1,729
Performance guarantees and similar instruments	4,295	2,704	6,999	6,100		78	3,144
Derivatives [2]	23,529	14,660	38,189	38,189		755	–	[3]
Other guarantees	3,958	1,521	5,479	5,474		52	3,533
Total guarantees	34,698	20,371	55,069	53,956		910	8,406
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2016 to June 30, 2017 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises, Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first nine months of 2016, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not significant. The balance of outstanding repurchase claims as of the end of 3Q16 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 31 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a description of these commitments.
Other commitments
end of	3Q16						4Q15
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,876	9	3,885	3,736		2,536	4,022	7	4,029	3,935		2,468
Irrevocable loan commitments [2]	24,611	93,783	118,394	114,672		44,712	33,890	103,763	137,653	133,833		63,276
Forward reverse repurchase agreements	1,375	0	1,375	1,375		1,375	48	0	48	48		48
Other commitments	1,087	133	1,220	1,220		0	450	322	772	771		6
Total other commitments	30,949	93,925	124,874	121,003		48,623	38,410	104,092	142,502	138,587		65,798
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 98,724 million and CHF 98,495 million of unused credit limits as of the end of 3Q16 and 4Q15, respectively, which were revocable at the Group's sole discretion upon notice to the client.

28 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed CLOs, CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M16 and 9M15 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	9M16		9M15
Gains and cash flows (CHF million)
CMBS
Net gain [1]	0		1
Proceeds from transfer of assets	3,315		8,003
Cash received on interests that continue to be held	53		119
RMBS
Net gain/(loss) [1]	(1)		11
Proceeds from transfer of assets	7,706		15,713
Servicing fees	2		2
Cash received on interests that continue to be held	394		325
Other asset-backed financings
Net gain [1]	22		20
Proceeds from transfer of assets	1,963	[2]	1,124
Fees [3]	93		–
Cash received on interests that continue to be held	2		3
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2
Excludes a net impact of CHF 3,109 million from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

3 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q16 and 4Q15, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q16		4Q15
CHF million
CMBS
Principal amount outstanding	33,659		40,625
Total assets of SPE	46,429		56,118
RMBS
Principal amount outstanding	38,424		54,164
Total assets of SPE	38,424		55,833
Other asset-backed financings
Principal amount outstanding	20,925	[1]	21,653
Total assets of SPE	34,976	[1]	22,787
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
1
Includes a net impact of CHF 3,208 million in principal amount outstanding and of CHF 16,625 million in total assets of the SPE from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 29 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	9M16							9M15
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			42				1,499			1,336				1,613
of which level 2			42				1,396			1,265				1,264
of which level 3			0				103			70				349
Weighted-average life, in years			10.7				6.4			8.5				9.5
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	8.0	–	33.0			–	[2]	1.1	–	27.7
Cash flow discount rate (rate per annum), in % [3]	2.4	–	4.9		1.4	–	24.4	1.7	–	6.5		1.7	–	13.6
Expected credit losses (rate per annum), in %	0.0	–	0.0		11.2	–	11.2	0.7	–	5.9		0.5	–	12.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q16 and 4Q15.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	3Q16											4Q15
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			376				1,757			316				1,007				2,274			56
of which non-investment grade			79				601			42				73				581			55
Weighted-average life, in years			6.5				7.1			5.1				6.7				9.7			2.5
Prepayment speed assumption (rate per annum), in % [3]			–		2.0	–	33.0			–				–		1.0	–	37.1			–
Impact on fair value from 10% adverse change			–				(28.4)			–				–				(30.5)			–
Impact on fair value from 20% adverse change			–				(55.2)			–				–				(57.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.5	–	23.9		1.0	–	43.6	1.0	–	21.2		2.1	–	13.3		1.5	–	35.5	5.7	–	21.2
Impact on fair value from 10% adverse change			(5.8)				(36.9)			(4.8)				(18.1)				(63.1)			(0.7)
Impact on fair value from 20% adverse change			(11.3)				(72.1)			(9.6)				(35.6)				(122.5)			(1.5)
Expected credit losses (rate per annum), in %	0.7	–	23.2		0.9	–	42.5	0.2	–	12.9		0.9	–	12.7		1.3	–	34.3	0.2	–	14.2
Impact on fair value from 10% adverse change			(3.6)				(26.6)			(3.5)				(8.0)				(32.3)			(0.7)
Impact on fair value from 20% adverse change			(7.1)				(51.8)			(6.9)				(15.9)				(63.2)			(1.5)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q16 and 4Q15.
> Refer to “Note 30 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q16	4Q15
CHF million
RMBS
Other assets	0	266
Liability to SPE, included in Other liabilities	0	(266)
Other asset-backed financings
Trading assets	231	155
Other assets	70	122
Liability to SPE, included in Other liabilities	(301)	(277)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 3Q16 and 4Q15, the Group had agreements in the form of TRS on equity securities and longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 3Q16 and 4Q15, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 3Q16 and 4Q15.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
3Q16 (CHF million)
Sales with longevity swaps	263	322	386	569		–
Total transactions outstanding	263	322	386	569	[2]	0
4Q15 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[3]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of the end of 3Q16, gross derivative assets of CHF 569 million were included in other products, as disclosed in Note 26 – Derivatives and hedging activities.
3
As of the end of 4Q15, gross derivative assets of CHF 7 million and CHF 546 million were included in equity/index-related products and other products, respectively, and gross derivative liabilites of CHF 7 million were included in equity/index-related products, as disclosed in Note 26 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q16 and 4Q15.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q16	4Q15
CHF billion
Government debt securities	22.2	21.1
Corporate debt securities	13.2	15.2
Asset-backed securities	10.0	21.6
Equity securities	1.1	0.1
Other	0.1	0.1
Securities sold under repurchase agreements	46.6	58.1
Government debt securities	2.4	3.1
Corporate debt securities	0.5	0.4
Equity securities	5.6	8.2
Other	0.4	0.3
Securities lending transactions	8.9	12.0
Government debt securities	0.6	0.5
Corporate debt securities	0.4	0.1
Equity securities	26.7	27.9
Obligation to return securities received as collateral, at fair value	27.7	28.5
Total	83.2	98.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
3Q16 (CHF billion)
Securities sold under repurchase agreements	6.0		25.7		6.6	8.3	46.6
Securities lending transactions	5.6		2.5		0.1	0.7	8.9
Obligation to return securities received as collateral, at fair value	27.7		0.0		0.0	0.0	27.7
Total	39.3		28.2		6.7	9.0	83.2
4Q15 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDO/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.
Collateralized debt obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 4Q15, the Group decided to stop issuing CP from an existing asset-backed CP conduit, Alpine Securitization Corp. (old Alpine), and all outstanding CP was fully repaid as of the end of 4Q15. As of the end of 3Q16 and 2Q16, old Alpine did not have any third-party assets.
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
As of the end of 3Q16, Alpine’s outstanding CP had an overall average maturity of approximately 41 days. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in a reverse repurchase agreement, car loans, credit card receivables and servicer advance receivables.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q16 and 4Q15.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q16 (CHF million)
Cash and due from banks	120	97	134	188	48	8	595
Trading assets	0	0	0	917	972	1,398	3,287
Investment securities	0	0	331	0	0	0	331
Other investments	0	0	0	104	1,470	315	1,889
Net loans	0	0	0	0	30	241	271
Premises and equipment	0	0	0	0	246	0	246
Other assets	410	0	1,124	39	52	1,058	2,683
of which loans held-for-sale	408	0	195	0	10	0	613
Total assets of consolidated VIEs	530	97	1,589	1,248	2,818	3,020	9,302
Trading liabilities	0	0	0	112	19	1	132
Long-term debt	530	0	1,276	105	51	4	1,966
Other liabilities	4	0	1	18	129	81	233
Total liabilities of consolidated VIEs	534	0	1,277	235	199	86	2,331
4Q15 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	327	0	327
Other assets	10,839	123	1,671	0	83	1,735	14,451
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,084	3,770	23,203
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	135	643	836
Total liabilities of consolidated VIEs	12,487	3	2,212	126	289	653	15,770

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
3Q16 (CHF million)
Trading assets	289	3,954	927	378	144	5,692
Net loans	5	219	2,631	4,187	577	7,619
Other assets	3	13	15	4	525	560
Total variable interest assets	297	4,186	3,573	4,569	1,246	13,871
Maximum exposure to loss	297	7,623	3,573	9,215	2,043	22,751
Non-consolidated VIE assets	6,882	69,708	82,543	31,137	36,082	226,352
4Q15 (CHF million)
Trading assets	90	6,021	871	425	8	7,415
Net loans	36	1,508	2,734	5,053	1,723	11,054
Other assets	0	11	13	0	161	185
Total variable interest assets	126	7,540	3,618	5,478	1,892	18,654
Maximum exposure to loss	126	12,986	3,618	11,866	2,570	31,166
Non-consolidated VIE assets	6,590	113,530	54,112	41,824	36,865	252,921

29 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	453	0	–		–		453
Interest-bearing deposits with banks	0	0	49	–		–		49
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,081	156	–		–		77,237
Debt	365	438	16	–		–		819
of which corporates	1	403	16	–		–		420
Equity	26,835	53	0	–		–		26,888
Securities received as collateral	27,200	491	16	–		–		27,707
Debt	31,271	35,010	4,059	–		–		70,340
of which foreign governments	31,163	3,287	265	–		–		34,715
of which corporates	18	12,673	1,848	–		–		14,539
of which RMBS	0	15,787	587	–		–		16,374
of which CMBS	0	2,369	57	–		–		2,426
of which CDO	0	890	1,121	–		–		2,011
Equity	71,060	4,166	240	–		1,801		77,267
Derivatives	5,085	261,185	4,233	(243,951)		–		26,552
of which interest rate products	1,265	188,525	830	–		–		–
of which foreign exchange products	327	43,051	248	–		–		–
of which equity/index-related products	3,492	19,747	1,179	–		–		–
of which credit derivatives	0	8,671	671	–		–		–
Other	2,794	2,826	4,091	–		–		9,711
Trading assets	110,210	303,187	12,623	(243,951)		1,801		183,870
Debt	294	1,904	88	–		–		2,286
of which foreign governments	99	1,313	0	–		–		1,412
of which corporates	0	280	0	–		–		280
of which RMBS	0	229	88	–		–		317
of which CMBS	0	14	0	–		–		14
Equity	3	88	0	–		–		91
Investment securities	297	1,992	88	–		–		2,377
Private equity	0	0	7	–		554		561
of which equity funds	0	0	0	–		220		220
Hedge funds	0	0	0	–		276		276
of which debt funds	0	0	0	–		240		240
Other equity investments	14	65	354	–		531		964
of which private	14	63	354	–		529		960
Life finance instruments	0	0	1,640	–		–		1,640
Other investments	14	65	2,001	–		1,361		3,441
Loans	0	12,979	6,949	–		–		19,928
of which commercial and industrial loans	0	6,391	4,525	–		–		10,916
of which financial institutions	0	3,787	1,540	–		–		5,327
Other intangible assets (mortgage servicing rights)	0	0	115	–		–		115
Other assets	246	13,813	2,220	(1,171)		–		15,108
of which loans held-for-sale	0	9,658	1,982	–		–		11,640
Total assets at fair value	137,967	410,061	24,217	(245,122)		3,162		330,285
Less other investments - equity at fair value attributable to noncontrolling interests	0	0	(101)	–		(175)		(276)
Less assets consolidated under ASU 2009-17 [3]	(1)	(753)	(176)	–		–		(930)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	137,966	409,308	23,940	(245,122)		2,987		329,079
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	414	0	–		–		414
Customer deposits	0	3,328	414	–		–		3,742
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	19,861	0	–		–		19,861
Debt	365	438	16	–		–		819
of which corporates	1	403	16	–		–		420
Equity	26,835	53	0	–		–		26,888
Obligation to return securities received as collateral	27,200	491	16	–		–		27,707
Debt	4,732	3,723	12	–		–		8,467
of which foreign governments	4,654	537	0	–		–		5,191
of which corporates	0	3,006	12	–		–		3,018
Equity	16,044	256	36	–		2		16,338
Derivatives	5,793	266,214	3,338	(252,257)		–		23,088
of which interest rate products	1,344	179,866	560	–		–		–
of which foreign exchange products	96	52,116	130	–		–		–
of which equity/index-related products	4,350	23,595	1,144	–		–		–
of which credit derivatives	0	9,514	903	–		–		–
Trading liabilities	26,569	270,193	3,386	(252,257)		2		47,893
Short-term borrowings	0	2,963	411	–		–		3,374
Long-term debt	0	61,612	13,385	–		–		74,997
of which treasury debt over two years	0	3,245	0	–		–		3,245
of which structured notes over one year and up to two years	0	6,791	400	–		–		7,191
of which structured notes over two years	0	42,152	12,267	–		–		54,419
of which other debt instruments over two years	0	2,313	556	–		–		2,869
of which other subordinated bonds	0	5,128	0	–		–		5,128
of which non-recourse liabilities	0	1,805	161	–		–		1,966
Other liabilities	0	8,850	1,819	(1,029)		–		9,640
of which failed sales	0	523	472	–		–		995
Total liabilities at fair value	53,769	367,712	19,431	(253,286)		2		187,628
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		–		89
Interest-bearing deposits with banks	0	2	0	–		–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		–		83,565
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Securities received as collateral	27,952	559	0	–		–		28,511
Debt	27,932	48,047	4,563	–		–		80,542
of which foreign governments	27,710	3,737	285	–		–		31,732
of which corporates	13	15,762	1,745	–		–		17,520
of which RMBS	0	22,302	814	–		–		23,116
of which CMBS	0	3,924	215	–		–		4,139
of which CDO	0	2,317	1,298	–		–		3,615
Equity	64,210	4,195	871	–		1,685		70,961
Derivatives	2,625	265,014	4,831	(244,105)		–		28,365
of which interest rate products	657	167,173	791	–		–		–
of which foreign exchange products	104	59,740	383	–		–		–
of which equity/index-related products	1,857	19,803	936	–		–		–
of which credit derivatives	0	16,267	1,568	–		–		–
Other	2,034	4,569	4,266	–		–		10,869
Trading assets	96,801	321,825	14,531	(244,105)		1,685		190,737
Debt	1,538	1,318	148	–		–		3,004
of which foreign governments	1,322	94	0	–		–		1,416
of which corporates	0	285	0	–		–		285
of which RMBS	0	602	148	–		–		750
of which CMBS	0	259	0	–		–		259
Equity	2	84	0	–		–		86
Investment securities	1,540	1,402	148	–		–		3,090
Private equity	0	0	0	–		1,042		1,042
of which equity funds	0	0	0	–		437		437
Hedge funds	0	0	0	–		295		295
of which debt funds	0	0	0	–		260		260
Other equity investments	0	23	366	–		840		1,229
of which private	0	14	365	–		840		1,219
Life finance instruments	0	2	1,669	–		–		1,671
Other investments	0	25	2,035	–		2,177		4,237
Loans	0	11,870	8,950	–		–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		–		11,546
of which financial institutions	0	4,102	1,729	–		–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		–		112
Other assets	687	19,002	7,087	(1,149)		–		25,627
of which loans held-for-sale	0	14,378	6,768	–		–		21,146
Total assets at fair value	126,980	438,181	33,021	(245,254)		3,862		356,790
Less other investments - equity at fair value attributable to noncontrolling interests	0	(9)	(119)	–		(473)		(601)
Less assets consolidated under ASU 2009-17 [3]	0	(9,212)	(3,558)	–		–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	126,980	428,960	29,344	(245,254)		3,389		343,419
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	482	0	–		–		482
Customer deposits	0	3,409	254	–		–		3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		–		32,398
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		–		28,511
Debt	4,100	4,289	16	–		–		8,405
of which foreign governments	4,050	491	0	–		–		4,541
of which corporates	30	3,597	16	–		–		3,643
Equity	16,875	154	45	–		6		17,080
Derivatives	3,062	269,788	4,554	(253,918)		–		23,486
of which interest rate products	671	160,181	578	–		–		–
of which foreign exchange products	82	70,381	329	–		–		–
of which equity/index-related products	2,299	22,015	1,347	–		–		–
of which credit derivatives	0	15,522	1,757	–		–		–
Trading liabilities	24,037	274,231	4,615	(253,918)		6		48,971
Short-term borrowings	0	3,040	72	–		–		3,112
Long-term debt	0	66,808	14,123	–		–		80,931
of which treasury debt over two years	0	4,590	0	–		–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		–		6,760
of which structured notes over two years	0	38,066	9,924	–		–		47,990
of which other debt instruments over two years	0	1,435	638	–		–		2,073
of which other subordinated bonds	0	5,476	0	–		–		5,476
of which non-recourse liabilities	0	10,642	3,197	–		–		13,839
Other liabilities	0	10,224	2,491	(961)		–		11,754
of which failed sales	0	530	454	–		–		984
Total liabilities at fair value	51,989	391,151	21,555	(254,879)		6		209,822
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 9M16, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in exchange traded derivatives and debt as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 9M16, transfers out of level 1 to level 2 were primarily from trading assets and investment securities. The transfers from trading assets were primarily in debt and equity for which suitable closing prices were unobtainable as of the end of 9M16. The transfers from investment securities were in debt for which suitable closing prices were unobtainable as of the end of 9M16.
Transfers between level 1 and level 2
in	9M16		9M15
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	1,998	1,683	84	113
Equity	286	1,003	526	605
Derivatives	2,875	0	3,932	22
Trading assets	5,159	2,686	4,542	740
Investment securities	0	1,233	0	170
Liabilities (CHF million)
Debt	2	39	107	45
Equity	24	150	72	121
Derivatives	3,548	19	4,037	101
Trading liabilities	3,574	208	4,216	267

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
9M16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	0	0	0	49	0	0	0	0		0	0		0	0		0	0	49
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	227	(227)	0		0	0		0	0		0	(2)	156
Securities received as collateral	0	0	0	34	(18)	0	0	0		0	0		0	0		0	0	16
Debt	4,563	941	(1,276)	3,114	(3,121)	0	0	(6)		(129)	0		1	0		0	(28)	4,059
of which corporates	1,745	361	(590)	2,206	(1,839)	0	0	0		(21)	0		0	0		0	(14)	1,848
of which RMBS	814	442	(464)	378	(475)	0	0	(12)		(80)	0		0	0		0	(16)	587
of which CMBS	215	12	(9)	44	(167)	0	0	0		(36)	0		0	0		0	(2)	57
of which CDO	1,298	76	(159)	454	(508)	0	0	2		(20)	0		1	0		0	(23)	1,121
Equity	871	101	(118)	450	(962)	0	0	(42)		(49)	0		0	0		0	(11)	240
Derivatives	4,831	1,108	(701)	0	0	1,269	(2,517)	28		276	0		(22)	0		0	(39)	4,233
of which interest rate products	791	60	(38)	0	0	106	(173)	4		85	0		0	0		0	(5)	830
of which equity/index-related products	936	268	(109)	0	0	354	(353)	12		91	0		(22)	0		0	2	1,179
of which credit derivatives	1,568	765	(542)	0	0	517	(1,599)	15		(33)	0		0	0		0	(20)	671
Other	4,266	770	(952)	2,464	(2,433)	0	(269)	6		322	0		0	0		0	(83)	4,091
Trading assets	14,531	2,920	(3,047)	6,028	(6,516)	1,269	(2,786)	(14)		420	0		(21)	0		0	(161)	12,623
Investment securities	148	0	(36)	95	(85)	0	(103)	(10)		80	0		0	0		0	(1)	88
Equity	366	7	(1)	57	(107)	0	0	0		16	0		12	0		0	11	361
Life finance instruments	1,669	0	0	142	(271)	0	0	0		134	0		0	0		0	(34)	1,640
Other investments	2,035	7	(1)	199	(378)	0	0	0		150	0		12	0		0	(23)	2,001
Loans	8,950	601	(1,700)	445	(1,211)	2,890	(2,864)	(49)		4	0		0	0		0	(117)	6,949
of which commercial and industrial loans	5,735	338	(453)	45	(839)	1,728	(1,894)	(17)		(70)	0		0	0		0	(48)	4,525
of which financial institutions	1,729	73	(288)	332	(337)	570	(547)	(2)		46	0		0	0		0	(36)	1,540
Other intangible assets (mortgage servicing rights)	112	0	0	6	(1)	0	0	0		0	0		1	0		0	(3)	115
Other assets	7,087	280	(1,186)	1,955	(5,791)	825	(797)	(59)		(128)	0		(6)	0		0	40	2,220
of which loans held-for-sale [2]	6,768	209	(1,001)	1,748	(5,705)	825	(797)	(72)		(32)	0		(6)	0		0	45	1,982
Total assets at fair value	33,021	3,808	(5,970)	8,811	(14,000)	5,211	(6,777)	(132)		526	0		(14)	0		0	(267)	24,217
Liabilities (CHF million)
Customer deposits	254	0	(39)	0	0	239	(18)	0		(41)	0		0	0		5	14	414
Obligation to return securities received as collateral	0	0	0	34	(18)	0	0	0		0	0		0	0		0	0	16
Trading liabilities	4,615	962	(778)	42	(48)	1,007	(3,106)	84		672	0		(10)	0		0	(54)	3,386
of which interest rate derivatives	578	36	(45)	0	0	105	(141)	14		21	0		0	0		0	(8)	560
of which foreign exchange derivatives	329	10	(3)	0	0	13	(392)	2		175	0		0	0		0	(4)	130
of which equity/index-related derivatives	1,347	122	(181)	0	0	326	(672)	16		192	0		0	0		0	(6)	1,144
of which credit derivatives	1,757	784	(539)	0	0	362	(1,684)	51		195	0		0	0		0	(23)	903
Short-term borrowings	72	24	(29)	0	0	498	(159)	1		14	(3)		0	0		0	(7)	411
Long-term debt	14,123	2,508	(1,596)	0	0	3,666	(5,390)	(74)		496	0		0	1		(70)	(279)	13,385
of which structured notes over two years	9,924	2,148	(1,465)	0	0	3,277	(1,482)	(86)		250	0		0	1		(70)	(230)	12,267
of which non-recourse liabilities	3,197	0	(3)	0	0	180	(3,230)	3		46	0		0	0		0	(32)	161
Other liabilities	2,491	159	(143)	145	(70)	14	(602)	(63)		(120)	(1)		41	0		0	(32)	1,819
of which failed sales	454	27	(94)	107	(18)	0	0	0		6	0		0	0		0	(10)	472
Total liabilities at fair value	21,555	3,653	(2,585)	221	(136)	5,424	(9,275)	(52)		1,021	(4)		31	1		(65)	(358)	19,431
Net assets/(liabilities) at fair value	11,466	155	(3,385)	8,590	(13,864)	(213)	2,498	(80)		(495)	4		(45)	(1)		65	91	4,786
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (88) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
9M15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	257	0	0		0	0		0	6	340
Securities received as collateral	0	0	0	4	0	0	0	0		0	0		0	0	4
Debt	4,461	818	(1,009)	1,970	(2,204)	0	0	(17)		155	0		0	(265)	3,909
of which corporates	1,430	351	(206)	804	(986)	0	0	(12)		124	0		0	(137)	1,368
of which RMBS	612	348	(516)	651	(661)	0	0	(2)		53	0		0	(6)	479
of which CMBS	257	51	(72)	185	(182)	0	0	(1)		(34)	0		0	(2)	202
of which CDO	1,421	42	(172)	311	(220)	0	0	(1)		31	0		0	(16)	1,396
Equity	896	368	(349)	749	(348)	0	0	(65)		113	0		0	(1)	1,363
Derivatives	6,823	1,612	(826)	0	0	1,260	(3,272)	(37)		(430)	0		1	(224)	4,907
of which interest rate products	1,803	49	(254)	0	0	292	(493)	(7)		(241)	0		0	(47)	1,102
of which equity/index-related products	1,063	515	(121)	0	0	352	(519)	1		4	0		1	(37)	1,259
of which credit derivatives	2,569	898	(451)	0	0	298	(1,663)	(31)		(534)	0		0	(83)	1,003
Other	4,323	894	(747)	3,389	(3,639)	0	(198)	3		270	0		0	(57)	4,238
Trading assets	16,503	3,692	(2,931)	6,108	(6,191)	1,260	(3,470)	(116)		108	0		1	(547)	14,417
Investment securities	3	8	(88)	236	(100)	0	(16)	7		11	0		0	2	63
Equity	549	1	0	40	(125)	0	0	0		(38)	0		(18)	(51)	358
Life finance instruments	1,834	0	0	150	(243)	0	0	0		22	0		0	(24)	1,739
Other investments	2,383	1	0	190	(368)	0	0	0		(16)	0		(18)	(75)	2,097
Loans	9,353	967	(1,012)	598	(980)	2,167	(2,127)	1		(195)	(4)		(13)	(259)	8,496
of which commercial and industrial loans	5,853	610	(323)	43	(654)	1,098	(1,283)	1		(74)	(4)		(15)	(220)	5,032
of which financial institutions	1,494	325	(193)	256	(180)	761	(227)	0		(83)	0		2	(10)	2,145
Other intangible assets (mortgage servicing rights)	70	0	0	18	0	0	0	0		9	0		0	1	98
Other assets	7,468	2,089	(3,617)	3,868	(3,356)	598	(1,161)	(3)		(115)	0		(8)	(343)	5,420
of which loans held-for-sale	6,851	2,081	(3,535)	3,792	(3,211)	598	(1,162)	(5)		(95)	0		(3)	(327)	4,984
Total assets at fair value	35,857	6,757	(7,648)	11,022	(10,995)	4,282	(6,774)	(111)		(198)	(4)		(38)	(1,215)	30,935
Liabilities (CHF million)
Customer deposits	100	12	(16)	0	0	127	(27)	0		(8)	0		0	(13)	175
Obligation to return securities received as collateral	0	0	0	4	0	0	0	0		0	0		0	0	4
Trading liabilities	6,417	1,691	(1,521)	48	(40)	994	(2,568)	(44)		(741)	0		0	(173)	4,063
of which interest rate derivatives	1,202	105	(358)	0	0	136	(233)	(1)		(9)	0		1	(24)	819
of which foreign exchange derivatives	560	3	(3)	0	0	6	(74)	0		(96)	0		0	(13)	383
of which equity/index-related derivatives	1,466	288	(658)	0	0	434	(200)	5		(55)	0		0	(36)	1,244
of which credit derivatives	2,760	1,117	(496)	0	0	195	(1,890)	(48)		(524)	0		0	(92)	1,022
Short-term borrowings	95	79	(18)	0	0	359	(203)	(2)		(10)	0		0	1	301
Long-term debt	14,608	1,964	(3,378)	0	0	6,087	(3,836)	(26)		(894)	0		(4)	(153)	14,368
of which structured notes over two years	10,267	932	(2,312)	0	0	4,461	(2,608)	(18)		(692)	0		0	(103)	9,927
of which non-recourse liabilities	2,952	749	(841)	0	0	669	(648)	(3)		(72)	0		0	(40)	2,766
Other liabilities	3,363	108	(1,188)	159	(120)	0	(227)	16		(133)	9		283	(92)	2,178
of which failed sales	616	5	(4)	130	(81)	0	0	2		(157)	0		0	(11)	500
Total liabilities at fair value	24,583	3,854	(6,121)	211	(160)	7,567	(6,861)	(56)		(1,786)	9		279	(430)	21,089
Net assets/(liabilities) at fair value	11,274	2,903	(1,527)	10,811	(10,835)	(3,285)	87	(55)		1,588	(13)		(317)	(785)	9,846
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	9M16				9M15
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(575)	(41)	(616)	[1]	1,533	(330)	1,203	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(239)	3	(236)		484	(7)	477
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 9M16 were CHF 3,808 million, primarily from trading assets and loans. The transfers were primarily in the corporate credit, emerging markets and Asia Pacific businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M16 were CHF 5,970 million, primarily in trading assets, loans and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, emerging markets and prime services businesses due to increased availability of pricing information and in Asia Pacific due to a refinement and more granular assessment of the leveling process.
Transfers into level 3 assets during 3Q16 were CHF 934 million, primarily from trading assets. The transfers were primarily in the corporate credit, securitized products and emerging markets businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q16 were CHF 2,823 million, primarily in loans and trading assets. The transfers out of level 3 loans were primarily in the Asia Pacific financing business due to the refinement and more granular assessment of the leveling process. The transfers out of level 3 trading assets were primarily in the corporate credit business and in the Asia Pacific fixed income business due to increased availability of pricing information.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, basis spread, gap risk and funding spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread and correlation. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as CFEs, are measured on the basis of the more observable fair value of the VIEs financial liabilities.
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, price, volatility, volatility skew or funding spread, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, gap risk, recovery rate or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 3Q16	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Interest-bearing deposits with banks	49	–	–	–	–	–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	156	Discounted cash flow	Funding spread, in bp	10	450	268
Securities received as collateral	16	–	–	–	–	–
Debt	4,059
of which corporates	1,848
of which	432	Option model	Correlation, in %	(85)	98	25
of which	1,173	Market comparable	Price, in %	0	119	87
of which	54	Discounted cash flow	Credit spread, in bp	90	1,030	329
of which RMBS	587
of which	348	Discounted cash flow	Discount rate, in %	0	43	9
			Prepayment rate, in %	2	30	11
			Default rate, in %	0	8	3
			Loss severity, in %	0	100	55
of which	211	Market comparable	Price, in %	12	31	24
of which CMBS	57	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	14	6
			Prepayment rate, in %	0	15	4
of which CDO	1,121
of which	222	Discounted cash flow	Discount rate, in %	7	38	15
			Prepayment rate, in %	0	20	10
			Credit spread, in bp	188	188	188
			Default rate, in %	0	2	1
			Loss severity, in %	3	100	54
of which	805	Market comparable	Price, in %	207	207	207
Equity	240	Market comparable	EBITDA multiple	3	10	7
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,233
of which interest rate products	830	Option model	Correlation, in %		20	100	47
			Prepayment rate, in %		1	22	11
			Volatility skew, in %		(7)	0	(3)
of which equity/index-related products	1,179	Option model	Correlation, in %		(85)	98	22
			Volatility, in %		2	148	31
			Buyback probability, in %	[2]	50	100	61
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	671	Discounted cash flow	Credit spread, in bp		0	2,293	416
			Recovery rate, in %		0	75	17
			Discount rate, in %		2	40	20
			Default rate, in %		1	33	5
			Loss severity, in %		15	100	66
			Correlation, in %		43	97	97
			Prepayment rate, in %		0	13	5
Other	4,091
of which	2,847	Market comparable	Price, in %		0	110	44
of which	921	Discounted cash flow	Market implied life expectancy, in years		3	17	8
Trading assets	12,623
Investment securities	88	–	–		–	–	–
Private equity	7	–	–		–	–	–
Other equity investments	354	–	–		–	–	–
Life finance instruments	1,640	Discounted cash flow	Market implied life expectancy, in years		2	19	7
Other investments	2,001
Loans	6,949
of which commercial and industrial loans	4,525
of which	3,515	Discounted cash flow	Credit spread, in bp		5	5,403	475
of which	948	Market comparable	Price, in %		0	103	65
of which financial institutions	1,540
of which	1,356	Discounted cash flow	Credit spread, in bp		81	1,020	333
of which	9	Market comparable	Price, in %		0	89	10
Other intangible assets (mortgage servicing rights)	115	–	–		–	–	–
Other assets	2,220
of which loans held-for-sale	1,982
of which	159	Vendor price	Price, in %		47	102	97
of which	780	Discounted cash flow	Credit spread, in bp		117	1,789	403
			Recovery rate, in %		7	100	74
of which	772	Market comparable	Price, in %		0	101	63
Total level 3 assets at fair value	24,217
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,563
of which corporates	1,745
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	871
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model	Correlation, in %		17	100	63
			Prepayment rate, in %		1	36	16
			Volatility skew, in %		(8)	0	(2)
			Mean reversion, in %	[2]	5	10	10
			Credit spread, in bp		130	1,687	330
of which equity/index-related products	936
	778	Option model	Correlation, in %		(87)	99	23
			Volatility, in %		0	253	26
	109	Market comparable	EBITDA multiple		4	10	7
			Price, in %		97	97	97
of which credit derivatives	1,568	Discounted cash flow	Credit spread, in bp		1	2,349	331
			Recovery rate, in %		0	60	23
			Discount rate, in %		2	50	19
			Default rate, in %		1	35	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	85
			Prepayment rate, in %		0	12	4
			Funding spread, in bp		61	68	67
Other	4,266
of which	2,859	Market comparable	Price, in %		0	106	45
of which	865	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	14,531
Investment securities	148	–	–		–	–	–
Other equity investments	366	–	–		–	–	–
Life finance instruments	1,669	Discounted cash flow	Market implied life expectancy, in years		2	20	8
Other investments	2,035
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow	Credit spread, in bp		70	2,528	474
of which	1,146	Market comparable	Price, in %		0	106	65
of which financial institutions	1,729
	1,451	Discounted cash flow	Credit spread, in bp		84	826	359
	109	Market comparable	Price, in %		0	100	98
Other intangible assets (mortgage servicing rights)	112	–	–		–	–	–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price	Price, in %		0	101	97
of which	722	Discounted cash flow	Credit spread, in bp		99	3,220	515
			Recovery rate, in %		1	1	1
of which	2,251	Market comparable	Price, in %		0	104	76
Total level 3 assets at fair value	33,021
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value
end of 3Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	414	–	–		–	–	–
Obligation to return securities received as collateral	16	–	–		–	–	–
Trading liabilities	3,386
of which interest rate derivatives	560	Option model	Basis spread, in bp		(15)	58	29
			Correlation, in %		20	100	55
			Prepayment rate, in %		0	22	6
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	130	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		21	22	22
of which equity/index-related derivatives	1,144	Option model	Correlation, in %		(85)	98	25
			Volatility, in %		2	148	24
			Buyback probability, in %	[3]	50	100	61
of which credit derivatives	903	Discounted cash flow	Credit spread, in bp		0	2,191	239
			Discount rate, in %		2	40	20
			Default rate, in %		1	33	5
			Recovery rate, in %		10	70	34
			Loss severity, in %		15	100	67
			Correlation, in %		43	85	58
			Prepayment rate, in %		0	13	5
Short-term borrowings	411	–	–		–	–	–
Long-term debt	13,385
of which structured notes over two years	12,267
of which	11,047	Option model	Correlation, in %		(85)	99	25
			Volatility, in %		0	148	26
			Buyback probability, in %	[3]	50	100	61
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(7)
of which	466	Discounted cash flow	Credit spread, in bp		6	534	82
Other liabilities	1,819
of which failed sales	472
of which	398	Market comparable	Price, in %		0	100	81
of which	37	Discounted cash flow	Discount rate, in %		8	47	29
Total level 3 liabilities at fair value	19,431
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	254	–	–		–	–	–
Trading liabilities	4,615
of which interest rate derivatives	578	Option model	Basis spread, in bp		(7)	53	25
			Correlation, in %		17	100	75
			Mean reversion, in %	[2]	5	10	8
			Prepayment rate, in %		0	36	9
			Gap risk, in %	[3]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	329	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		24	36	30
of which equity/index-related derivatives	1,347	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	26
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,757	Discounted cash flow	Credit spread, in bp		1	1,687	275
			Discount rate, in %		2	50	19
			Default rate, in %		1	33	5
			Recovery rate, in %		8	60	27
			Loss severity, in %		15	100	64
			Correlation, in %		17	95	80
			Funding spread, in bp		51	68	68
			Prepayment rate, in %		0	12	5
Short-term borrowings	72	–	–		–	–	–
Long-term debt	14,123
of which structured notes over two years	9,924	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	28
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	3	1
			Credit spread, in bp		153	182	177
of which non-recourse liabilities	3,197
of which	3,183	Vendor price	Price, in %		0	101	97
of which	14	Market comparable	Price, in %		0	87	9
Other liabilities	2,491
of which failed sales	454
of which	379	Market comparable	Price, in %		0	106	90
of which	68	Discounted cash flow	Credit spread, in bp		571	1,687	1,425
			Discount rate, in %		7	23	15
Total level 3 liabilities at fair value	21,555
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.

EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions
end of	3Q16							4Q15
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		2		0		2	0
Equity funds	65		1,736	[1]	1,801	0		79		1,606	[2]	1,685	0
Equity funds sold short	0		(2)		(2)	0		0		(6)		(6)	0
Total funds held in trading assets and liabilities	65		1,734		1,799	0		81		1,600		1,681	0
Debt funds	202		38		240	0		184		76		260	1
Equity funds	0		1		1	0		0		0		0	0
Others	0		35		35	0		0		35		35	0
Hedge funds	202		74	[3]	276	0		184		111	[4]	295	1
Debt funds	7		0		7	5		11		0		11	17
Equity funds	220		0		220	54		437		0		437	115
Real estate funds	207		0		207	46		282		0		282	76
Others	120		0		120	64		312		0		312	141
Private equities	554		0		554	169		1,042		0		1,042	349
Equity method investments	439		92		531	69		660		196		856	100
Total funds held in other investments	1,195		166		1,361	238		1,886		307		2,193	450
Total fair value	1,260	[5]	1,900	[6]	3,160	238	[7]	1,967	[5]	1,907	[6]	3,874	450	[7]
1
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 29% is redeemable on an annual basis with a notice period of more than 60 days, 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 8% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on an annual basis with a notice period of more than 60 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
73% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 19% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

5 Includes CHF 169 million and CHF 464 million attributable to noncontrolling interests in 2Q16 and 4Q15, respectively.
6 Includes CHF 6 million and CHF 9 million attributable to noncontrolling interests in 2Q16 and 4Q15, respectively.
7 Includes CHF 55 million and CHF 176 million attributable to noncontrolling interests in 2Q16 and 4Q15, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of period’s end unless otherwise stated.
Nonrecurring fair value changes
end of	3Q16	4Q15
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.3	0.1
of which level 2	0.3	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s election of the fair value option for certain of its financial statement captions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	3Q16			4Q15
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,516	4,724	(3,208)	1,628	5,019	(3,391)
Financial instruments (CHF million)
Interest-bearing deposits with banks	49	49	0	2	2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77,237	77,110	127	83,565	83,397	168
Loans	19,928	20,482	(554)	20,820	22,289	(1,469)
Other assets [1]	14,170	17,838	(3,668)	23,906	30,308	(6,402)
Due to banks and customer deposits	(1,121)	(1,047)	(74)	(913)	(826)	(87)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(19,861)	(19,863)	2	(32,398)	(32,381)	(17)
Short-term borrowings	(3,374)	(3,491)	117	(3,112)	(3,263)	151
Long-term debt	(74,997)	(78,852)	3,855	(80,931)	(85,335)	4,404
Other liabilities	(994)	(2,521)	1,527	(984)	(2,619)	1,635
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	9M16		9M15
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	1	[1]	1	[1]
of which related to credit risk	0		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,187	[1]	984	[1]
Other investments	248	[2]	109	[2]
of which related to credit risk	(4)		(2)
Loans	1,663	[1]	176	[1]
of which related to credit risk	12		(234)
Other assets	(540)	[2]	345	[1]
of which related to credit risk	(182)		(251)
Due to banks and customer deposits	(43)	[2]	51	[2]
of which related to credit risk	(16)		21
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(103)	[1]	35	[2]
Short-term borrowings	333	[2]	506	[2]
of which related to credit risk	(2)		(8)	[4]
Long-term debt	(2,987)	[2]	5,362	[2]
of which related to credit risk	0		847	[4]
Other liabilities	364	[2]	262	[3]
of which related to credit risk	236		31
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF 189 million and CHF 671 million in 9M15, respectively.

The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and cumulatively that is attributable to the changes in instrument-specific credit risk. In addition it includes the gains and losses related to instrument-specific credit risk that was previously recorded in AOCI that have been transferred during the period to net income.
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI		[1]	Gains/(losses) recorded in AOCI transferred to net income	[1]
in	3Q16	Cumulatively		3Q16
Financial instruments (CHF million)
Deposits	(5)	(5)		0
Short-term borrowings	0	(1)		0
Long-term debt	(1,081)	751		0
of which treasury debt over two years	(278)	486		0
of which structured notes over two years	(782)	276		0
Total	(1,086)	745		0
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheets. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q16
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	37,556	0	37,556	0	37,556
Loans	250,740	0	255,060	4,907	259,967
Other financial assets [1]	161,399	104,652	55,539	1,495	161,686
Financial liabilities
Due to banks and deposits	362,956	201,508	161,397	0	362,905
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	12,399	0	12,399	0	12,399
Short-term borrowings	8,226	0	8,264	0	8,264
Long-term debt	120,459	0	123,255	497	123,752
Other financial liabilities [2]	64,757	2,026	62,401	346	64,773
4Q15
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	39,485	0	39,485	0	39,485
Loans	248,326	0	250,639	6,150	256,789
Other financial assets [1]	148,491	92,547	54,359	1,893	148,799
Financial liabilities
Due to banks and deposits	359,614	206,475	153,545	0	360,020
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	116,676	0	117,321	778	118,099
Other financial liabilities [2]	63,921	32	63,440	578	64,050
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

30 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q16	4Q15
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	124,745	137,330
of which encumbered	86,457	91,278
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q16	4Q15
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	374,688	422,269
of which sold or repledged	162,970	186,132
31 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 2.6 billion.
In 3Q16, the Group recorded net litigation provisions of CHF 357 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On July 28, 2016, following a settlement, the Texas state court presiding in the action brought by the Texas County and District Retirement System dismissed with prejudice all claims against Credit Suisse Securities (USA) LLC (CSS LLC). These claims related to an unstated amount of RMBS at issue.
On August 9, 2016, a stipulation of voluntary dismissal with prejudice was filed with the Washington state court, which was entered by the court on August 10, 2016, dismissing the action brought by the Federal Home Loan Bank of Seattle (FHLB Seattle) against CSS LLC and its affiliates, relating to approximately USD 104 million of the RMBS at issue against CSS LLC and its affiliates. On August 30, 2016, FHLB Seattle appealed the Washington state court's August 10, 2016 final judgment and order of dismissal, seeking reversal of the court's May 4, 2016 order granting CSS LLC and its affiliates' motion for partial summary judgment, which reduced the RMBS at issue against CSS LLC and its affiliates in the FHLB Seattle action from approximately USD 249 million to approximately USD 104 million.
In September 2016, the Federal Home Loan Bank of San Francisco and CSS LLC and its affiliates reached a settlement in principle with respect to the claims against CSS LLC and its affiliates relating to RMBS at issue amounting to approximately USD 1.6 billion (approximately 17% of the USD 9.5 billion at issue against all defendants in the operative pleadings, reduced to reflect dismissal of actions relating to certain certificates). On September 26, 2016, the California state court presiding over these actions removed the trial scheduled to begin on October 11, 2016 from the calendar.
Bank loan litigation
On July 27, 2016, the US District Court for the District of Idaho granted the defendants’ motions for summary judgment in the case brought by certain current or former homeowners in four real estate developments, dismissing the case with prejudice. The plaintiffs have filed notices of appeal.
On September 29, 2016, the Bank affiliates and the entity related to Highland Capital Management LP both filed appellate opening briefs in the Texas Fifth Court of Appeals in Dallas.
Rates-related matters
On August 16, 2016, Credit Suisse Group AG and Credit Suisse AG, along with other financial institutions, were named in a putative class action brought in the US District Court for the Southern District of New York (SDNY), alleging manipulation of the Bank Bill Swap Reference Rate.
On August 23, 2016, the SDNY dismissed a putative class action brought against Credit Suisse AG and CSS LLC, along with other financial institutions, alleging that the defendants conspired to manipulate certain foreign exchange rates in violation of the US Employee Retirement Income Security Act of 1974. On September 22, 2016, plaintiffs filed an appeal of that decision.
On September 20, 2016, the SDNY granted in part and denied in part a motion to dismiss filed by defendants, including Credit Suisse Group AG, Credit Suisse AG, and CSS LLC, in the consolidated action relating to the alleged manipulation of foreign exchange rates. The decision reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive.
On September 26, 2016, Credit Suisse Group AG and affiliates, as well as other financial institutions, were named in a putative class action filed in the SDNY alleging manipulation of the foreign exchange market on behalf of indirect purchasers of foreign exchange instruments.

CDS-related matters
As previously disclosed, a Credit Suisse entity has received civil investigative demands from the United States Department of Justice relating to competition in credit derivatives trading, processing, clearing and information services. By a letter dated September 15, 2016, the United States Department of Justice notified Credit Suisse that it has closed its investigation.
Net new assets-related matters
On October 5, 2016, the SEC announced a settlement pursuant to which Credit Suisse agreed to pay USD 90 million and admitted that it did not adequately disclose certain practices related to the recognition of net new assets during the period from 4Q11 until 4Q12.
ATA litigation
A number of banks, including Credit Suisse AG, have been named in a lawsuit alleging claims under the United States Anti-Terrorism Act (ATA). On September 14, 2016, Credit Suisse AG and the other defendants filed motions to dismiss the plaintiffs' second amended complaint in the US District Court for the Eastern District of New York.
Italian Investigation
Credit Suisse AG has resolved a previously-disclosed Italian investigation into alleged tax and money laundering issues through agreements to pay an administrative tax penalty and an administrative sanction. The premise of the alleged tax liability was failure to make required disclosures regarding the activities of Italian clients, and Credit Suisse AG agreed to pay a EUR 18 million administrative tax penalty to resolve these claims. As discussed in “Note 23 – Tax”, Credit Suisse AG is also making a tax payment of EUR 83 million comprising EUR 70 million of income tax, associated penalties and interest, on revenue associated with this matter, and EUR 13 million relating to tax and interest on an unrelated Italian tax matter. The premise of the alleged administrative liability was the inadequacy of historical internal controls, and Credit Suisse AG has entered an agreement under Article 63 of Italian Administrative Law 231 to pay EUR 8 million in disgorgement of profits and a EUR 1 million administrative sanction. This agreement under Law 231 is subject to judicial ratification, which is expected in early 2017. No admission of wrongdoing was required in connection with either agreement.
32 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
As part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and US Federal Reserve regulation on establishing Intermediate Holding Companies in the US for non-US banks, legal entities are re-parented as subsidiaries of Credit Suisse (USA), Inc. Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 3Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,331	2,780		4,111	70		41		4,222
Interest expense	(922)	(1,352)		(2,274)	(84)		66		(2,292)
Net interest income	409	1,428		1,837	(14)		107		1,930
Commissions and fees	863	1,741		2,604	7		69		2,680
Trading revenues	(36)	395		359	(40)		(87)		232
Other revenues	181	399		580	82	[2]	(108)		554
Net revenues	1,417	3,963		5,380	35		(19)		5,396
Provision for credit losses	0	41		41	0		14		55
Compensation and benefits	813	1,873		2,686	20		(32)		2,674
General and administrative expenses	716	1,266		1,982	(26)		22		1,978
Commission expenses	60	259		319	0		3		322
Restructuring expenses	52	85		137	0		8		145
Total other operating expenses	828	1,610		2,438	(26)		33		2,445
Total operating expenses	1,641	3,483		5,124	(6)		1		5,119
Income/(loss) before taxes	(224)	439		215	41		(34)		222
Income tax expense/(benefit)	15	188		203	0		(18)		185
Net income/(loss)	(239)	251		12	41		(16)		37
Net income/(loss) attributable to noncontrolling interests	36	(41)		(5)	0		1		(4)
Net income/(loss) attributable to shareholders	(275)	292		17	41		(17)		41
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 3Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(239)	251		12	41	(16)		37
Gains/(losses) on cash flow hedges	0	(36)		(36)	4	0		(32)
Foreign currency translation	(88)	(135)		(223)	0	2		(221)
Unrealized gains/(losses) on securities	0	0		0	0	(1)		(1)
Actuarial gains/(losses)	23	2		25	0	70		95
Net prior service credit/(cost)	0	0		0	0	(24)		(24)
Gains/(losses) on liabilities relating to credit risk	(66)	(803)		(869)	56	(39)		(852)
Other comprehensive income/(loss), net of tax	(131)	(972)		(1,103)	60	8		(1,035)
Comprehensive income/(loss)	(370)	(721)		(1,091)	101	(8)		(998)
Comprehensive income/(loss) attributable to noncontrolling interests	34	(52)		(18)	0	5		(13)
Comprehensive income/(loss) attributable to shareholders	(404)	(669)		(1,073)	101	(13)		(985)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 3Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,754	2,549		4,303	69		50		4,422
Interest expense	(1,071)	(1,282)		(2,353)	(83)		98		(2,338)
Net interest income	683	1,267		1,950	(14)		148		2,084
Commissions and fees	989	1,850		2,839	5		48		2,892
Trading revenues	(311)	1,055		744	50		7		801
Other revenues	113	107		220	725	[2]	(737)		208
Net revenues	1,474	4,279		5,753	766		(534)		5,985
Provision for credit losses	0	97		97	0		13		110
Compensation and benefits	822	1,704		2,526	13		(32)		2,507
General and administrative expenses	509	1,602		2,111	(26)		15		2,100
Commission expenses	77	338		415	0		1		416
Total other operating expenses	586	1,940		2,526	(26)		16		2,516
Total operating expenses	1,408	3,644		5,052	(13)		(16)		5,023
Income/(loss) before taxes	66	538		604	779		(531)		852
Income tax expense	33	13		46	0		37		83
Net income/(loss)	33	525		558	779		(568)		769
Net income/(loss) attributable to noncontrolling interests	75	(92)		(17)	0		7		(10)
Net income/(loss) attributable to shareholders	(42)	617		575	779		(575)		779
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 3Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	33	525		558	779	(568)		769
Gains/(losses) on cash flow hedges	0	24		24	(2)	0		22
Foreign currency translation	872	249		1,121	0	0		1,121
Actuarial gains/(losses)	(2)	10		8	0	64		72
Net prior service credit/(cost)	(3)	0		(3)	0	(17)		(20)
Other comprehensive income/(loss), net of tax	867	283		1,150	(2)	47		1,195
Comprehensive income/(loss)	900	808		1,708	777	(521)		1,964
Comprehensive income/(loss) attributable to noncontrolling interests	152	(113)		39	0	(23)		16
Comprehensive income/(loss) attributable to shareholders	748	921		1,669	777	(498)		1,948
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,427	8,798		13,225	210		129		13,564
Interest expense	(2,932)	(4,635)		(7,567)	(251)		194		(7,624)
Net interest income	1,495	4,163		5,658	(41)		323		5,940
Commissions and fees	2,538	5,398		7,936	20		195		8,151
Trading revenues	(969)	1,019		50	32		(27)		55
Other revenues	608	457		1,065	(126)	[2]	57		996
Net revenues	3,672	11,037		14,709	(115)		548		15,142
Provision for credit losses	(7)	155		148	0		29		177
Compensation and benefits	2,407	5,532		7,939	38		(87)		7,890
General and administrative expenses	1,664	3,939		5,603	(64)		47		5,586
Commission expenses	181	871		1,052	1		8		1,061
Restructuring expenses	194	261		455	0		36		491
Total other operating expenses	2,039	5,071		7,110	(63)		91		7,138
Total operating expenses	4,446	10,603		15,049	(25)		4		15,028
Income/(loss) before taxes	(767)	279		(488)	(90)		515		(63)
Income tax expense/(benefit)	(231)	141		(90)	1		116		27
Net income/(loss)	(536)	138		(398)	(91)		399		(90)
Net income/(loss) attributable to noncontrolling interests	108	(111)		(3)	0		4		1
Net income/(loss) attributable to shareholders	(644)	249		(395)	(91)		395		(91)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(536)	138		(398)	(91)	399		(90)
Gains/(losses) on cash flow hedges	0	32		32	2	0		34
Foreign currency translation	(400)	(326)		(726)	6	(11)		(731)
Unrealized gains/(losses) on securities	0	5		5	0	1		6
Actuarial gains/(losses)	36	9		45	0	237		282
Net prior service credit/(cost)	0	0		0	0	(77)		(77)
Gains/(losses) on liabilities relating to credit risk	(11)	184		173	134	38		345
Other comprehensive income/(loss), net of tax	(375)	(96)		(471)	142	188		(141)
Comprehensive income/(loss)	(911)	42		(869)	51	587		(231)
Comprehensive income/(loss) attributable to noncontrolling interests	106	(136)		(30)	0	18		(12)
Comprehensive income/(loss) attributable to shareholders	(1,017)	178		(839)	51	569		(219)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,207	9,242		14,449	205		161		14,815
Interest expense	(3,168)	(4,512)		(7,680)	(244)		214		(7,710)
Net interest income	2,039	4,730		6,769	(39)		375		7,105
Commissions and fees	3,021	5,950		8,971	12		147		9,130
Trading revenues	(257)	2,899		2,642	47		0		2,689
Other revenues	410	306		716	2,830	[2]	(2,883)		663
Net revenues	5,213	13,885		19,098	2,850		(2,361)		19,587
Provision for credit losses	5	150		155	0		36		191
Compensation and benefits	2,750	5,641		8,391	58		(52)		8,397
General and administrative expenses	1,429	4,382		5,811	(93)		48		5,766
Commission expenses	207	1,001		1,208	1		5		1,214
Total other operating expenses	1,636	5,383		7,019	(92)		53		6,980
Total operating expenses	4,386	11,024		15,410	(34)		1		15,377
Income/(loss) before taxes	822	2,711		3,533	2,884		(2,398)		4,019
Income tax expense	430	628		1,058	0		92		1,150
Net income/(loss)	392	2,083		2,475	2,884		(2,490)		2,869
Net income/(loss) attributable to noncontrolling interests	107	(125)		(18)	0		3		(15)
Net income/(loss) attributable to shareholders	285	2,208		2,493	2,884		(2,493)		2,884
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	392	2,083		2,475	2,884	(2,490)		2,869
Gains/(losses) on cash flow hedges	0	76		76	(15)	0		61
Foreign currency translation	(269)	(1,152)		(1,421)	(1)	(3)		(1,425)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	3		(2)
Actuarial gains/(losses)	16	26		42	0	211		253
Net prior service credit/(cost)	(10)	0		(10)	0	(53)		(63)
Other comprehensive income/(loss), net of tax	(263)	(1,055)		(1,318)	(16)	158		(1,176)
Comprehensive income/(loss)	129	1,028		1,157	2,868	(2,332)		1,693
Comprehensive income/(loss) attributable to noncontrolling interests	742	(797)		(55)	0	12		(43)
Comprehensive income/(loss) attributable to shareholders	(613)	1,825		1,212	2,868	(2,344)		1,736
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,368	100,543		102,911	880	1,181		104,972
Interest-bearing deposits with banks	3,371	181		3,552	5	(2,730)		827
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,374	35,762		115,136	0	(343)		114,793
Securities received as collateral	25,649	2,058		27,707	0	0		27,707
Trading assets	53,380	130,625		184,005	0	(135)		183,870
Investment securities	331	1,694		2,025	3,886	(3,534)		2,377
Other investments	1,224	4,511		5,735	46,953	(46,676)		6,012
Net loans	12,093	245,531		257,624	124	16,858		274,606
Premises and equipment	931	3,512		4,443	0	197		4,640
Goodwill	716	3,139		3,855	0	870		4,725
Other intangible assets	155	37		192	0	0		192
Brokerage receivables	21,351	18,039		39,390	0	2		39,392
Other assets	12,148	30,435		42,583	349	(334)		42,598
Total assets	213,091	576,067		789,158	52,197	(34,644)		806,711
Liabilities and equity (CHF million)
Due to banks	231	22,064		22,295	2,564	(2,895)		21,964
Customer deposits	8	333,684		333,692	0	11,456		345,148
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	58,478	(26,217)		32,261	0	0		32,261
Obligation to return securities received as collateral	25,649	2,058		27,707	0	0		27,707
Trading liabilities	11,224	36,709		47,933	0	(40)		47,893
Short-term borrowings	35,111	(23,511)		11,600	300	(300)		11,600
Long-term debt	22,455	167,068		189,523	4,717	1,215		195,455
Brokerage payables	30,068	12,120		42,188	0	0		42,188
Other liabilities	11,716	25,959		37,675	340	(277)		37,738
Total liabilities	194,940	549,934		744,874	7,921	9,159		761,954
Total shareholders' equity	18,226	24,946		43,172	44,276	(43,172)		44,276
Noncontrolling interests	(75)	1,187		1,112	0	(631)		481
Total equity	18,151	26,133		44,284	44,276	(43,803)		44,757

Total liabilities and equity	213,091	576,067		789,158	52,197	(34,644)		806,711
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,799	84,722		90,521	942	865		92,328
Interest-bearing deposits with banks	70	4,883		4,953	5	(4,091)		867
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	105,469	17,967		123,436	0	(387)		123,049
Securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading assets	59,332	131,764		191,096	0	(359)		190,737
Investment securities	1,009	1,689		2,698	4,092	(3,700)		3,090
Other investments	3,080	3,707		6,787	46,795	(46,561)		7,021
Net loans	15,433	239,482		254,915	139	17,941		272,995
Premises and equipment	899	3,540		4,439	0	205		4,644
Goodwill	731	3,198		3,929	0	879		4,808
Other intangible assets	152	44		196	0	0		196
Brokerage receivables	17,630	16,910		34,540	0	2		34,542
Other assets	26,842	31,068		57,910	228	(121)		58,017
Total assets	263,720	540,211		803,931	52,201	(35,327)		820,805
Liabilities and equity (CHF million)
Due to banks	62	21,398		21,460	2,152	(2,558)		21,054
Customer deposits	1	331,699		331,700	0	11,005		342,705
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	77,028	(30,430)		46,598	0	0		46,598
Obligation to return securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading liabilities	11,097	37,957		49,054	0	(83)		48,971
Short-term borrowings	45,480	(36,823)		8,657	300	(300)		8,657
Long-term debt	39,127	152,967		192,094	5,025	489		197,608
Brokerage payables	28,399	11,053		39,452	0	0		39,452
Other liabilities	15,615	26,100		41,715	342	174		42,231
Total liabilities	244,083	515,158		759,241	7,819	8,727		775,787
Total shareholders' equity	19,396	24,010		43,406	44,382	(43,406)		44,382
Noncontrolling interests	241	1,043		1,284	0	(648)		636
Total equity	19,637	25,053		44,690	44,382	(44,054)		45,018

Total liabilities and equity	263,720	540,211		803,931	52,201	(35,327)		820,805
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
APAC	Asia Pacific
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CEO	Chief Executive Officer
CET1	Common equity tier 1
CFE	Collateralized financing entity
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DCM	Designated contract market
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
EC	European Commission
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-10	Group of ten nations that agree to participate in the General Arrangements to Borrow
GM	Global Markets
G-SIB	Global systemically important bank
H
HNWI	High-net-worth individual
HQLA	High-quality liquid assets
I
IBCM	Investment Banking & Capital Markets
IHC	Intermediate holding company
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
IWM	International Wealth Management
L
LCR	Liquidity coverage ratio
M
MiFID II	Revised Markets in Financial Instruments Directive
MiFIR	Markets in Financial Instruments Regulation
M&A	Mergers and acquisitions
N
NAV	Net asset value
NNA	Net new assets
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RTS	Regulatory and technical standards
RWA	Risk-weighted assets
S
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
SRU	Strategic Resolution Unit
STC	Simple, transparent and comparable
SUB	Swiss Universal Bank
T
TLAC	Total loss absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	9M16	2015		2014		2013
Share price (common shares, CHF)
Average	13.60	23.85		26.52		26.74
Minimum	9.92	18.22		23.77		22.90
Maximum	21.31	27.89		30.08		30.29
End of period	12.71	21.69		25.08		27.27
Share price (American Depositary Shares, USD)
Average	13.84	25.43		28.98		28.85
Minimum	10.21	20.48		24.84		24.56
Maximum	21.36	29.69		33.19		33.84
End of period	13.14	21.69		25.08		30.84
Market capitalization
Market capitalization (CHF million)	26,563	42,456		40,308		43,526
Market capitalization (USD million)	27,461	42,456		40,308		49,224
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of November 2, 2016	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F2
Long-term	Baa3	BBB+	A-
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A2	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts
Financial calendar
Fourth quarter results 2016	Wednesday, February 15, 2017

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPD 1
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 866 249 2593
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	3Q16	2Q16	4Q15	3Q15	3Q16	2Q16	3Q15	9M16	9M15
1 USD / CHF	0.97	0.97	0.99	0.98	0.97	0.97	0.96	0.98	0.95
1 EUR / CHF	1.09	1.08	1.08	1.09	1.09	1.10	1.07	1.09	1.06
1 GBP / CHF	1.26	1.30	1.47	1.48	1.28	1.40	1.49	1.37	1.46
100 JPY / CHF	0.96	0.95	0.82	0.82	0.95	0.90	0.79	0.90	0.79

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

Credit Suisse Annual Reporting Suite

Our 2015 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön AG

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520144 English / 229006E